4/11.9

07022708

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tencent Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 2 3 2007

THOMSON FINANCIAL

FILE NO. 82- 34792

FISCAL YEAR 12-31-06

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/19/07

Tencent 腾讯

Tencent Holdings Limited
騰訊控股有限公司

Incorporated in the Cayman Islands with limited liability
於開曼群島註冊成立的有限公司

Stock Code 股份代號：700

AR/S
12-31-06



RECEIVED
2007 APR 19 A 8:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2006 Annual Report 年報

腾讯网 QQ.com

smart communication inspires
智慧溝通 靈感無限


腾讯网
QQ.com
与世界同步

CONTENTS



DIRECTORS

Executive Directors

Ma Huateng
Lau Chi Ping Martin (Appointed on 21 March 2007)
Zhang Zhidong

Non-Executive Directors

Antonie Andries Roux
Charles St Leger Searle

Independent Non-Executive Directors

Li Dong Sheng
Iain Ferguson Bruce
Ian Charles Stone

AUDIT COMMITTEE

Iain Ferguson Bruce *(Chairman)*
Ian Charles Stone
Charles St Leger Searle

REMUNERATION COMMITTEE

Antonie Andries Roux *(Chairman)*
Li Dong Sheng
Ian Charles Stone

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

REGISTERED OFFICE

Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman KY 1-1111, Cayman Islands

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

5th to 10th Floor
FIYTA Hi-tech Building
Gaoxinnanyi Avenue
Southern District of Hi-tech Park
Shenzhen, 518057
The PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 3002, 30th Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Fund Services (Cayman) Limited
Butterfield House
68 Fort Street, P.O. Box 705, George Town
Grand Cayman, Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

WEBSITE

www.tencent.com

STOCK CODE

700

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended 31 December				
	2002	2003	2004 (Restated)	2005	**2006**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
Revenues	263,107	734,957	1,143,533	1,426,395	**2,800,441**
Gross profit	191,433	505,409	725,408	956,526	**1,983,379**
Profit before income tax	143,765	338,209	463,653	437,055	**1,116,771**
Profit for the year	140,707	322,196	441,119	485,362	**1,063,800**

CONDENSED CONSOLIDATED BALANCE SHEETS

	As at 31 December				
	2002	2003	2004	2005	**2006**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
Assets					
Non-current assets	38,851	91,139	309,454	763,495	**916,138**
Current assets	174,815	484,577	2,553,867	2,663,627	**3,734,434**
Total assets	213,666	575,716	2,863,321	3,427,122	**4,650,572**
Equity and liabilities					
Shareholders' equity	197,950	471,957	2,652,238	2,928,413	**3,717,756**
Non-current liabilities	3,058	988	–	810	**64,969**
Current liabilities	12,658	102,771	211,083	497,899	**867,847**
Total liabilities	15,716	103,759	211,083	498,709	**932,816**
Total equity and liabilities	213,666	575,716	2,863,321	3,427,122	**4,650,572**


腾讯网
QQ.com

Ma Huateng
Chairman

I am pleased to present our annual report for the year ended 31 December 2006 to the shareholders.

OPERATING RESULTS

Total revenues for the year ended 31 December 2006 increased by 96.3 % to RMB2,800.4 million, compared with the same period last year. Revenues from our Internet value-added services increased by 132.0% to RMB1,825.3 million, revenues from our mobile and telecommunications value-added services increased by 35.3% to RMB700.1 million and revenues from online advertising increased by 136.4% to RMB266.7 million.

The Group's audited profit for the year ended 31 December 2006 was RMB1,063.8 million, an increase of 119.2% compared with the results for the year ended 31 December 2005. Basic and diluted earnings per share for the year ended 31 December 2006 were RMB0.603 and RMB0.585 respectively.

BUSINESS REVIEW AND OUTLOOK

During 2006, the China Internet market continued to grow at a rapid pace. According to China Internet Network Information Center ("CNNIC"), China's Internet population grew by 23.4% in 2006 to reach 137 million. This growth rate was higher than the 18.1% registered in 2005. In particular, the number of broadband Internet users increased at a higher rate of 41.1% to reach 91 million, representing a broadband penetration of 66%. Broadband penetration is important as it allows the users to enjoy richer Internet services such as online games, video and other multimedia applications. Despite the strong growth, Internet penetration in China was only at 10.5%, a rate that is much lower than many other countries and that represents strong potential for future growth. We see both opportunities and challenges in this dynamic market. In 2006, we experienced a strong year of growth in our businesses, reaping the fruits of our investments in research and development as well as new products in 2005. On the other hand, we also faced intensifying competition as well as increase in "spam" messages and user account thefts in our IM service. In order to manage these challenges and to stay ahead in this market, we are committed to continue investing in research and development to enhance our existing products and launch new products. We are also determined to use every means to fight against spamming and user account theft. We believe our strategy of focusing on our users' experience and building sustainable franchises will pay off for us over the long run.

The fourth quarter of the year was a challenging quarter for us as we came off the strong summer holidays season in the third quarter, and as measures to enhance user account security negatively impacted our Internet value-added services. The first quarter of 2007 would present better seasonality for our Internet value-added services as a result of the Chinese New Year holidays and winter holidays for students. On the other hand, we expect our account security measures will continue in the foreseeable future.

In our core IM platform, enhancing user security remained our number one priority. During the quarter, we strengthened our dedicated team of account security staff who have been designing various mechanisms to detect and prevent account thefts. We had launched our QQ Security Doctor to allow our users to more easily detect and eliminate Trojan horses and viruses on their computers aimed to steal user account passwords. We have also put in various restrictions on transfer of virtual items such that virtual items in stolen accounts would not be easily transferred. Although some of the measures we took had negative impact on our revenues, particularly on item-based revenues, we are committed to continuing these measures to foster a safer environment for our users.

In our Internet value-added services, our online identities businesses, Qzone and QQ Pet were relatively flat as organic growth in the businesses evened out weak seasonality and account security measures. On the other hand, QQ show declined as it was partially hard-hit by weak seasonality and account security measures and as the product became mature. For 2007, we will continue to improve the speed and stability of Qzone, and develop more significant new features for QQ Pet and QQ Show.

With respect to online games, weak seasonality affected our revenues across the board. In addition, our mini casual game was negatively impacted by account security measures as certain restrictions were placed on the purchase and consumption of virtual items. We had also commissioned a system upgrade to our QQ Game which caused certain disruption to the monetization of the service. We expect such impacts would be somewhat alleviated in the future as the system upgrade progressed smoothly. Having said that, we will continue to maintain a relatively modest level of monetization in our mini casual game to provide a balanced environment for its large user base which we believe is an important franchise for our entire online game business. In MMOG, QQ Fantasy continued to face intense competition from increasing number of free-to-play games. To counter such pressure, we had been introducing more in-game activities and developing expansion packs. In addition, we are preparing for the launch of our light MMOG, QQ SanGuo, toward the summer season. Apart from QQ SanGuo, we currently have one internally developed and one licensed 3D MMOG scheduled for launch in 2008. In advanced casual game, R2Beat started to contribute more revenue as we increased the number of items for sale while QQ Tang declined as a result of weak seasonality. In the course of 2007, we will continue to roll out expansion packs for both R2Beat and QQ Tang. In addition, we are looking to launch one or more new games toward the second half of this year.

In our wireless business, our revenues benefited from the relaxation of the one-month free trial policy by China Mobile and achieved growth despite continued industry volatility. During the quarter, we entered into a cooperation memorandum with China Mobile to jointly develop a technical platform to implement interoperation between China Mobile's Fetion (mobile chat) handset users and our QQ users through the offering of "Fetion QQ". Our current service contracts on mobile chat services with China Mobile were also extended for another six months at which time Fetion QQ is expected to be launched. As we look forward, we expect the wireless industry to remain volatile and uncertain in the foreseeable future as regulatory scrutiny keeps increasing in response to consumer complaints. We are committed to strengthening our cooperation with operators and regulators, and continuing to improve the user experience for our services. In addition, we believe wireless Internet presents significant opportunity over the long run as more and more users access the Internet via their handsets. According to CNNIC, the number of users who access the Internet via handsets has reached 17 million by the end of 2006. We will focus on investing in wireless Internet technology and our wireless portal to position ourselves for such growth.

Our advertising business was relatively flat compared to a seasonally strong third quarter. We have continued to sign up new advertisers as traffic in our IM and portal platforms grew. In addition, we have placed a lot of emphasis on improving the foundation of our advertising business by professionalizing our advertising sales team and improving our advertising delivery technology. In 2007, we will focus on increasing the monetization of our QQ.com portal given it has already become the number one portal in China in terms of traffic since June 2006, according to Alexa.com. We will invest in branding campaigns for QQ.com to raise its profile and increase our purchase of strategic content to further improve its appeal for users. Although the first quarter of 2007 will be a weak season, we strive to grow our advertising business at a rate above industry average in the entire year of 2007.

DIVIDEND

The Board has recommended the payment of a final dividend of HKD0.12 per share (2005: HKD0.08) for the year ended 31 December 2006. The dividend will be payable on 30 May 2007 to shareholders whose names appear on the Register of Members of the Company on 16 May 2007.

APPRECIATION

Last but not least, I would like to express my deepest gratitude to our staff for their contribution, commitment and hard work and to our Board for its guidance and support throughout the year. I would also like to thank all our shareholders and investors for their support and confidence in our Group.

Ma Huateng
Chairman

Hong Kong, 21 March 2007

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 December 2006	For the 15-day period ended 30 September 2006	**Percentage change**
	(in millions)		
Registered IM user accounts (at end of period)	**580.5**	572.3	1.4%
Active user accounts (at end of period)	**232.6**	221.4	5.1%
Peak simultaneous online user accounts (for the quarter)	**24.5**	22.1	10.9%
Average daily user hours	**340.3**	301.6	12.8%
Average daily messages[(1)]	**3,052.5**	2,928.6	4.2%
Fee-based Internet value-added services registered subscriptions (at end of period)	**12.5**	13.7	(8.8)%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[(2)]	**9.9**	10.1	(2.0)%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.



Our IM platform generally showed healthy growth in the fourth quarter of 2006, with registered IM user accounts, peak simultaneous online user accounts, average daily user hours and average daily messages all showing increases. The seasonal impact of year-end holidays also contributed to the increased usage by our users. We continued to implement the measures that we began in early 2006 to enhance account security, reduce account theft and reduce unauthenticated usage of stolen accounts, through means such as QQ Security Doctor, an anti-Trojan and anti-virus software. As a result, the number of both "spam" advertising messages and complaints of stolen accounts decreased throughout 2006. In order to reduce the effect of these measures on normal usage, we have refined restrictions on registration to prevent authentic applications from being rejected. Certain measures, however, such as increased levels of authentication before services and products may be used and restrictions on giving virtual items to third persons as gifts negatively impacted our revenues. Although these measures reduced our active user accounts and affected monetization on our platforms, we believe the measures will be conducive to the healthy growth of our IM platform in the future.

The decrease in fee-based Internet value-added services registered subscriptions reflects the fact that subscriptions for fee-based entertainment-related services in the third quarter are often positively affected by summer school holidays. Fee-based mobile and telecommunications value-added services registered subscriptions decreased at year end as we implemented a "clean-up" of delinquent customer accounts. Both fee-based Internet value-added services registered subscriptions and fee-based mobile and telecommunications value-added services registered subscriptions were also negatively affected as we accelerated the cancellation of delinquent customer accounts starting in the fourth quarter of 2006.

FINANCIAL PERFORMANCE HIGHLIGHTS

Fourth Quarter of 2006

Our unaudited consolidated revenues for the fourth quarter of 2006 were RMB713.2 million, an increase of 66.1% over the same period in 2005 and a decrease of 3.2% from the third quarter of 2006.

Revenues from our Internet value-added services for the fourth quarter of 2006 were RMB436.5 million, an increase of 65.9% over the same period in 2005 and a decrease of 10.9% from the third quarter of 2006.

Revenues from our mobile and telecommunications value-added services for the fourth quarter of 2006 were RMB193.1 million, an increase of 54.0% over the same period in 2005 and an increase of 16.8% from the third quarter of 2006.

Revenues from online advertising for the fourth quarter of 2006 were RMB81.5 million, an increase of 116.4% over the same period in 2005 and an increase of 1.4% from the third quarter of 2006.

Cost of revenues for the fourth quarter of 2006 were RMB233.7 million, an increase of 66.7% over the same period in 2005 and an increase of 12.0% from the third quarter of 2006.

Other gains, net for the fourth quarter of 2006 were RMB18.4 million, a decrease of 39.0% over the same period in 2005 and a decrease of 16.3% from the third quarter of 2006.

Selling and marketing expenses for the fourth quarter of 2006 were RMB73.4 million, an increase of 18.4% over the same period in 2005 and an increase of 12.6% from the third quarter of 2006.



General and administrative expenses for the fourth quarter of 2006 were RMB180.2 million, an increase of 60.4% over the same period in 2005 and an increase of 14.4% from the third quarter of 2006.

Operating profit for the fourth quarter of 2006 was RMB244.2 million, representing an increase of 68.5% over the same period in 2005 and a decrease of 25.4% quarter on quarter. As a percentage of revenues, operating profit accounted for 34.2% for the fourth quarter of 2006, compared to 33.8% for the same period of 2005 and 44.4% for the third quarter of 2006.

Profit for the fourth quarter of 2006 was RMB263.6 million, representing an increase of 113.1% over the same period in 2005 and a decrease of 6.7% from the third quarter of 2006. As a percentage of revenues, profit for the period accounted for 37.0% for the fourth quarter of 2006, compared to 28.8% for the same period of 2005 and 38.3% for the third quarter of 2006.

Year Ended 31 December 2006



Our consolidated revenues for the year ended 31 December 2006 were RMB2,800.4 million, an increase of 96.3% from the year ended 31 December 2005.

Revenues from our Internet value-added services for the year ended 31 December 2006 were RMB1,825.3 million, an increase of 132.0% from the year ended 31 December 2005.

Revenues from our mobile and telecommunications value-added services for the year ended 31 December 2006 were RMB700.1 million, an increase of 35.3% from the year ended 31 December 2005.

Revenues from online advertising for the year ended 31 December 2006 were RMB266.7 million, an increase of 136.4% from the year ended 31 December 2005.

Cost of revenues for the year ended 31 December 2006 were RMB817.1 million, an increase of 73.9% from the year ended 31 December 2005.

Other gains, net for the year ended 31 December 2006 were RMB83.2 million, an increase of 13.7% from the year ended 31 December 2005.

Selling and marketing expenses for the year ended 31 December 2006 were RMB293.2 million, an increase of 48.4% from the year ended 31 December 2005.

General and administrative expenses for the year ended 31 December 2006 were RMB610.0 million, an increase of 75.5% from the year ended 31 December 2005.

Operating profit for the year ended 31 December 2006 was RMB1,163.3 million, representing an increase of 140.2% over the year ended 31 December 2005. As a percentage of revenues, operating profit accounted for 41.5% for the year ended 31 December 2006, compared to 34.0% for the year ended 31 December 2005.

Profit for the year ended 31 December 2006 was RMB1,063.8 million, representing an increase of 119.2% from the year ended 31 December 2005. As a percentage of revenues, profit for the period accounted for 38.0% for the year ended 31 December 2006, compared to 34.0% for the year ended 31 December 2005.

Fourth Quarter of 2006 Compared to Third Quarter of 2006

The following table sets forth the comparative figures for the fourth quarter of 2006 and the third quarter of 2006:

	Unaudited Three months ended 31 December 2006	30 September 2006
	(RMB in thousands)	
Revenues	**713,225**	736,930
Cost of revenues	**(233,697)**	(208,637)
Gross profit	**479,528**	528,293
Other gains, net	**18,360**	21,942
Selling and marketing expenses	**(73,430)**	(65,231)
General and administrative expenses	**(180,229)**	(157,546)
Operating profit	**244,229**	327,458
Finance costs, net	**(14,206)**	(15,696)
Profit before income tax	**230,023**	311,762
Income tax benefit/(expenses)	**33,600**	(29,174)
Profit for the period	**263,623**	282,588

Revenues. Revenues decreased by 3.2% to RMB713.2 million for the fourth quarter of 2006 from RMB736.9 million for the third quarter of 2006. The following table sets forth our revenues by line of business for the fourth quarter of 2006 and the third quarter of 2006:

	Three months ended 31 December 2006		30 September 2006	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**436,527**	**61.2%**	490,018	66.5%
Mobile and telecommunications value-added services	**193,075**	**27.1%**	165,258	22.4%
Online advertising	**81,525**	**11.4%**	80,417	10.9%
Others	**2,098**	**0.3%**	1,237	0.2%
Total revenues	**713,225**	**100.0%**	736,930	100.0%

Revenues from our Internet value-added services decreased by 10.9% to RMB436.5 million for the fourth quarter of 2006 from RMB490.0 million for the third quarter of 2006. Revenues from our online entertainment-related value-added services, such as our online identity and community business and online games, decreased due to seasonal factors as the impact of the school summer holidays that affected the third quarter did not continue in the fourth quarter. A special one-time event, a vote for "Super Girls" using our QQ and QQ Live platforms in partnership with Hunan Satellite TV, also contributed to the higher third quarter results. In addition, we implemented measures to enhance the security of users' virtual items, which particularly affected revenues from QQ Show and QQ Game in the fourth quarter. We also implemented a system upgrade with respect to QQ Game to improve system performance and user experience, and to provide more effective support for in-game avatars and in-game advertising, which affected certain monetization of the game portal in the fourth quarter. The decrease was somewhat offset by growth in revenues from Premium QQ.

Revenues from our mobile and telecommunications value-added services increased by 16.8% to RMB193.1 million for the fourth quarter of 2006 from RMB165.3 million for the third quarter of 2006. This increase reflected increases in revenues from our communication-based SMS, mobile voice value-added services and 2.5G services. China Mobile had implemented policy changes for wireless value-added services on its Monternet platform in the third quarter, involving giving new subscribers free one-month trial periods and reminding subscribers of fees and cancellation procedures, which had a negative effect on our revenues. In September and continuing in the fourth quarter, China Mobile discontinued its one-month trial period policy for SMS services. The discontinuing of such policy by China Mobile had a positive impact on our revenues and allowed us to offer enhanced services and products by increasing our promotional activity during the fourth quarter. The increase in revenues was partially offset by decreased revenues from content-based SMS services. In December, we entered into a partnership with China Mobile to develop a platform tentatively named "Fetion QQ" that will enable interconnection between China Mobile's Fetion handset users and our QQ subscribers, which is expected to be introduced in the middle of 2007.

Revenues from online advertising increased by 1.4% to RMB81.5 million for the fourth quarter of 2006 from RMB80.4 million for the third quarter of 2006. We were able to achieve growth in online advertising in the fourth quarter compared to a seasonally strong third quarter. The increase was mainly attributable to increased in-game advertising revenues. The increase was partially offset by a decrease in advertising revenues from our web portal due to seasonal factors.





Cost of revenues. Cost of revenues increased by 12.0% to RMB233.7 million for the fourth quarter of 2006 from RMB208.6 million for the third quarter of 2006. The increase principally reflected increased telecommunications operators' revenue share, bandwidth and server custody fees, sharing and subscription costs and staff costs as usage of our services increased and as we continued to build our business. As a percentage of revenues, cost of revenues increased to 32.8% for the fourth quarter of 2006 from 28.3% for the third quarter of 2006, as our revenue decreased and as revenues from our mobile and telecommunication services that generally have lower gross profit margins constituted a higher portion of our revenues. The following table sets forth our cost of revenues by line of business for the fourth quarter of 2006 and the third quarter of 2006:

	Three months ended			
	31 December 2006		30 September 2006	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**116,531**	**26.7%**	109,168	22.3%
Mobile and telecommunications value-added services	**81,513**	**42.2%**	65,830	39.8%
Online advertising	**28,737**	**35.2%**	26,841	33.4%
Others	**6,916**	**329.6%**	6,798	549.6%
Total cost of revenues	**233,697**		208,637	

Cost of revenues for our Internet value-added services increased by 6.7% to RMB116.5 million for the fourth quarter of 2006 from RMB109.2 million for the third quarter of 2006. The increase reflected higher expenses associated with our bandwidth capacity and servers as usage increased and as we supported more bandwidth intensive services, such as Qzone. Sharing costs also increased as we paid greater amounts of licensing fees due to increased revenue from our licensed game R2Beat.

Cost of revenues for our mobile and telecommunications value-added services increased by 23.8% to RMB81.5 million for the fourth quarter of 2006 from RMB65.8 million for the third quarter of 2006. The increase reflected increased telecommunications operators' revenue share, mainly corresponding to the increased business volume of our mobile and telecommunications value-added services, and increased sharing and subscription costs relating to our content services.

Cost of revenues for our online advertising increased by 7.1% to RMB28.7 million for the fourth quarter of 2006 from RMB26.8 million for the third quarter of 2006. The increase mainly reflected higher expenses associated with our bandwidth capacity and servers as the scale of our advertising business grew, and, in particular, as we introduced new advertisements on our QQ Live platform during the quarter that resulted in greater broadband use.


http://qqshow.qq.com

Other gains, net. Other gains during the reported periods reflected primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. Financial subsidies received from the government, often at the end or start of the year, are also reflected in other gains. We recorded other gains of RMB18.4 million for the fourth quarter of 2006 compared to RMB21.9 million for the third quarter of 2006. The decrease mainly reflected a donation of RMB20.0 million to the Tencent Charity Fund. We formed the Tencent Charity Fund in the fourth quarter to support charitable initiatives in China. We believe that, as a good corporate citizen, we should contribute to the development of a better society in China. In addition, we want to encourage our employees to participate in charity and volunteer work and build a strong and constructive corporate culture. We are committed to supporting the Tencent Charity Fund through additional donations and by encouraging our employees to participate actively in the future. The decrease was mostly offset by increased interest income from our interest-earning financial assets and higher financial subsidies from the local government, mainly related to the promotion of high-tech research and new software products. In the fourth quarter of 2006, we received subsidies of RMB15.2 million, compared to no subsidy received in the third quarter.

Selling and marketing expenses. Selling and marketing expenses increased by 12.6% to RMB73.4 million for the fourth quarter of 2006 from RMB65.2 million for the third quarter of 2006. The increase reflected our increased efforts to promote our mobile value-added services and products after China Mobile relaxed its policy of giving new subscribers free one-month trial periods for SMS services which had negatively impacted our mobile and telecommunications value-added services in the third quarter of 2006. In addition, we have focused on improving our advertising sales capability by enhancing our training program and hiring high caliber professionals. We have also stepped up our selling efforts by developing advertising agency channels and increasing our promotions to new customers. Greater expenses incurred in connection with branding on our portal also contributed to the increase in selling and marketing expenses. As a percentage of revenues, selling and marketing expenses increased to 10.3% in the fourth quarter of 2006 from 8.9% in the third quarter of 2006.

General and administrative expenses. General and administrative expenses increased by 14.4% to RMB180.2 million for the fourth quarter of 2006 from RMB157.5 million for the third quarter of 2006. The increase was partly due to the continuing expansion of our strategic research and development staff as we focused on developing and enhancing our various products and services, including IM functionalities, online games and web portals. Expenses relating to our office lease also increased for our planned business expansion. In addition, the net value-added tax relating to the sales of software among group companies, which we incurred in the fourth quarter but not in the third quarter, contributed to higher general and administrative expenses. As a percentage of revenues, general and administrative expenses increased to 25.3% in the fourth quarter of 2006 from 21.4% in the third quarter of 2006.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of Joymax Development Ltd. ("Joymax Development") and its subsidiaries (the "Joymax Group") in January 2006. We recorded finance costs of RMB14.2 million for the fourth quarter of 2006 compared to RMB15.7 million for the third quarter of 2006. The decrease in finance costs recorded was mainly due to the adjustments made with respect to the purchase price payable relating to the acquisition of the Joymax Group. Under the terms of the acquisition agreement, we undertook to pay a portion of the purchase price under an "earn-out" arrangement based on the profit of a subsidiary of Joymax Development for the year ended/ending 31 December 2006 and 2007. As a result of reassessment of current and future profits, the estimated purchase price was adjusted downwards and, therefore, a reversal of interest expense with respect to the discounting of estimated purchase price was recorded. A significant portion of our cash and investments, consisting primarily of the proceeds from our initial public offering in 2004, are subject to the risk of the appreciation of Renminbi. We recorded foreign exchange loss of RMB14.2 million in the fourth quarter of 2006 and RMB13.7 million in the third quarter of 2006.

Income tax benefit/(expenses). We recorded an income tax benefit of RMB33.6 million for the fourth quarter of 2006 compared to income tax expenses of RMB29.2 million for the third quarter of 2006. The net tax credit mainly related to the recognition of deferred tax assets of RMB53.6 million in the fourth quarter of 2006 relating to sales of self-developed software and technologies among our group companies.

Profit for the period. As a result of the factors discussed above, profit for the period decreased by 6.7% to RMB263.6 million for the fourth quarter of 2006 from RMB282.6 million for the third quarter of 2006. Net margin was 37.0% for the fourth quarter of 2006 compared to 38.3% for the third quarter of 2006.

Year Ended 31 December 2006

The following table sets forth the comparative figures for the year ended 31 December 2006 and the year ended 31 December 2005:

	Audited	
	Year ended 31 December	
	2006	2005
	(RMB in thousands)	
Revenues	**2,800,441**	1,426,395
Cost of revenues	**(817,062)**	(469,869)
Gross profit	**1,983,379**	956,526
Other gains, net	**83,195**	73,145
Selling and marketing expenses	**(293,247)**	(197,627)
General and administrative expenses	**(610,022)**	(347,685)
Operating profit	**1,163,305**	484,359
Finance costs, net	**(46,534)**	(47,304)
Profit before income tax	**1,116,771**	437,055
Income tax (expenses)/benefit	**(52,971)**	48,307
Profit for the period	**1,063,800**	485,362

Revenues. Revenues increased by 96.3% to RMB2,800.4 million for the year ended 31 December 2006 from RMB1,426.4 million for the year ended 31 December 2005. The following table sets forth our revenues by line of business for the year ended 31 December 2006 and the year ended 31 December 2005:

	Year ended 31 December			
	2006		2005	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**1,825,343**	**65.2%**	786,680	55.1%
Mobile and telecommunications value-added services	**700,114**	**25.0%**	517,265	36.3%
Online advertising	**266,684**	**9.5%**	112,826	7.9%
Others	**8,300**	**0.3%**	9,624	0.7%
Total revenues	**2,800,441**	**100.0%**	1,426,395	100.0%

Revenues from our Internet value-added services increased by 132.0% to RMB1,825.3 million for the year ended 31 December 2006 from RMB786.7 million for the year ended 31 December 2005. Revenues from our various online games and our online identity and community services increased as we continued to enhance our existing services such as our QQ game portal and QQ Show and built on the success of relatively new products such as QQ Fantasy, QQ Pet and Qzone. Revenues from Premium QQ also grew as we bundled other value-added services, including QQ Magic, E-cards, self-defined personal icons and QQ Ring into its service package in the second quarter of 2006.

Revenues from our mobile and telecommunications value-added services increased by 35.3% to RMB700.1 million for the year ended 31 December 2006 from RMB517.3 million for the year ended 31 December 2005. This increase mainly reflected an increase in revenues from our content-based SMS provided by the Joymax Group, which we acquired in January 2006, and from our mobile voice value-added services and 2.5G services as we increased promotion for WAP and IVR. The increase was partially offset by the negative impact on revenues of the policy changes for wireless value-added services on China Mobile's Monternet platform, including giving new subscribers free one-month trial periods and reminding subscribers of fees and cancellation procedures.

Revenues from online advertising increased by 136.4% to RMB266.7 million for the year ended 31 December 2006 from RMB112.8 million for the year ended 31 December 2005. The increase reflected our growing customer base and the growth in reach of and traffic on our online advertising platforms. In addition, we have been focusing on improving our advertising sales capability by enhancing our training program and hiring high caliber professionals. We have also stepped up our selling efforts by developing advertising agency channels and increasing our promotions to new customers.

Cost of revenues. Cost of revenues increased by 73.9% to RMB817.1 million for the year ended 31 December 2006 from RMB469.9 million for the year ended 31 December 2005. The increase principally reflected higher amounts of telecommunications operators' revenue share, increased bandwidth and server custody fees as we supported more bandwidth intensive services, increased sharing costs due to increases in revenues and enrichment of content and increased staff costs as we increased the number of employees to support our various services and products. As a percentage of revenues, cost of revenues decreased to 29.2% for 2006 from 32.9% for 2005. The following table sets forth our cost of revenues by line of business for the year ended 31 December 2006 and the year ended 31 December 2005:

	Year ended 31 December			
	2006		2005	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**426,191**	**23.3%**	231,480	29.4%
Mobile and telecommunications value-added services	**272,558**	**38.9%**	189,264	36.6%
Online advertising	**93,940**	**35.2%**	34,761	30.8%
Others	**24,373**	**293.7%**	14,364	149.3%
Total cost of revenues	**817,062**		469,869	

Cost of revenues for our Internet value-added services increased by 84.1% to RMB426.2 million for the year ended 31 December 2006 from RMB231.5 million for the year ended 31 December 2005. The increase mainly reflected higher expenses incurred to support more bandwidth intensive services, such as QQ Pet, Qzone and online games, increased telecommunications operators' revenue share, increased staff costs and increased hardware and equipment-related expenses to support our growing range of Internet value-added services. In addition, sharing and subscription costs associated with the offering of richer content services, such as our avatars, games and music, increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 44.0% to RMB272.6 million for the year ended 31 December 2006 from RMB189.3 million for the year ended 31 December 2005. The increase was mainly due to increased telecommunications operators' revenue share, an increase in sharing and subscription costs as we enriched our content in an increasingly competitive market and an increase in staff costs as we increased the number of employees to support our various services and products and in anticipation of the introduction of 3G services in China. In addition, increased telecommunications operators' revenue share and other costs relating to the services of Joymax Group, which we acquired in late January 2006, contributed to the increase.

Cost of revenues for our online advertising increased by 170.2% to RMB93.9 million for the year ended 31 December 2006 from RMB34.8 million for the year ended 31 December 2005. The increase mainly reflected the higher amount of sales commissions paid to advertising agencies as the volume of our advertising contracts grew and as we increased our usage of advertising agencies to help develop business volume. In addition, we continued to incur increased bandwidth and server custody fees.

Other gains, net. We recorded other gains of RMB83.2 million for the year ended 31 December 2006 compared to RMB73.1 million for the year ended 31 December 2005. The increase mainly reflected additional interest income due to the increase in US dollar-denominated interest rates and higher financial subsidies from the local government, mainly related to the promotion of high-tech research and new software products. In the year ended 31 December 2006, we received subsidies of RMB15.2 million, compared to RMB9.8 million in the year ended 31 December 2005. The increase was partially offset by a donation of RMB20.0 million to the Tencent Charity Fund. We formed the Tencent Charity Fund in the fourth quarter of 2006 to support charitable initiatives in China. We believe that, as a good corporate citizen, we should contribute to the development of a better society in China. In addition, we want to encourage our employees to participate in charity and volunteer work and build a strong and constructive corporate culture. We are committed to supporting the Tencent Charity Fund through additional donations and by encouraging our employees to participate actively in the future.

Selling and marketing expenses. Selling and marketing expenses increased by 48.4% to RMB293.2 million for the year ended 31 December 2006 from RMB197.6 million for the year ended 31 December 2005. The increase principally reflected increased promotional and advertising activities, mainly in connection with the products of the Joymax Group. In addition, increased outsourcing expenses as we expanded our customer support activities and greater travel and entertainment costs as we continued marketing products and established new distribution channels contributed to the increase. As a percentage of revenues, selling and marketing expenses decreased to 10.5% in the year ended 31 December 2006 from 13.9% in the year ended 31 December 2005.

General and administrative expenses. General and administrative expenses increased by 75.5% to RMB610.0 million for the year ended 31 December 2006 from RMB347.7 million for the year ended 31 December 2005. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games, IM functionalities and web portals. Staff costs also increased as a result of a higher number of staff employed to support our business expansion, together with the increase in office expenses and office rental. In addition, amortization cost attributable to intangible assets acquired in the acquisition of the Joymax Group contributed to the increase. As a percentage of revenues, general and administrative expenses decreased to 21.8% in the year ended 31 December 2006 from 24.4% in the year ended 31 December 2005.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. We recorded finance costs of RMB46.5 million for the year ended 31 December 2006 compared to RMB47.3 million for the year ended 31 December 2005. The decrease in finance costs recorded was mainly due to the lower amount of foreign exchange losses relating to our U.S.-denominated cash and investments in connection with the appreciation of Renminbi, and was offset for the most part by interest expense arising from the discounting of purchase price payable relating to the acquisition of the Joymax Group in January 2006. A significant portion of our cash and investments, consisting primarily of the proceeds from our initial public offering in 2004, are subject to the risk of the appreciation of Renminbi. We recorded foreign exchange loss of RMB41.1 million in the year ended 31 December 2006 and RMB47.3 million in the year ended 31 December 2005.



Income tax benefit/(expenses). We recorded income tax expenses of RMB53.0 million for the year ended 31 December 2006 compared to an income tax benefit of RMB48.3 million for the year ended 31 December 2005. We had recognized deferred tax assets of RMB110.0 million in the year ended 31 December 2005, RMB88.6 million of which related to previously unrecognized deferred tax assets before 2005. We recognized deferred tax assets of RMB62.4 million in the year ended 31 December 2006.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 119.2% to RMB1,063.8 million for the year ended 31 December 2006 from RMB485.4 million for the year ended 31 December 2005. Net margin was 38.0% for the year ended 31 December 2006 compared to 34.0% for the year ended 31 December 2005.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2006 and 30 September 2006, we had the following major financial resources in the form of cash and investments:

	Audited 31 December 2006	Unaudited 30 September 2006
	(RMB in thousands)	
Cash and cash equivalents	**1,844,320**	1,640,880
Term deposits with initial term of over three months	**944,375**	897,963
Financial assets held for trading	**195,907**	215,857
Held-to-maturity investments	**234,261**	237,261
Total	**3,218,863**	2,991,961

A large portion of our financial resources represents non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. As there are no cost-effective hedges against the appreciation of Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 31 December 2006.

CAPITAL EXPENDITURES

In the year ended 31 December 2006, our capital expenditures consisted of additions to fixed assets, construction in progress, leasehold land and land use rights and intangible assets totalling RMB478.1 million. In the year ended 31 December 2005, our capital expenditures consisted of similar items totalling RMB302.0 million.

The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in Note 9 to the consolidated financial statements.

The analysis of the Group's revenues and contribution to results by business segments and the Group's revenues by geographical area of operations are set out in Note 5 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 49 of this annual report.

The directors have recommended the payment of a final dividend of HKD0.12 per share for the year ended 31 December 2006. The dividend is expected to be payable on 30 May 2007 to shareholders whose names appear on the Register of Members of the Company on 16 May 2007. The total dividend for the year under review is HKD0.12 per share.

RESERVES

The Company's reserves available for distribution comprise share premium and retained earnings, net of debit balance of capital reserve. Under the Companies Law of the Cayman Islands, the share premium account is distributable to shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

As at 31 December 2006, the Company had distributable reserves amounting to RMB1,528.1 million (2005: RMB1,625.4 million).

Details of the movements in the reserves of the Group and the Company during the year are set out in Note 17 and Note 18 to the consolidated financial statements.

FIXED ASSETS

Details of the movements in fixed assets of the Group during the year are set out in Note 6 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in Note 17 to the consolidated financial statements.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2006 are set out in Note 9 to the consolidated *financial statements.*

BANK LOANS

The Company had no interest-bearing borrowings as at 31 December 2006.

FINANCIAL SUMMARY

A summary of the condensed consolidated results and financial positions of the Group is set out on page 3.

USE OF PROCEEDS

The application of the proceeds from the initial public offering does not materially change from the possible allocation outlined in the prospectus of the Company dated 7 June 2004.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, the Company repurchased 18,357,000 shares on the Stock Exchange for an aggregate consideration of HKD232,141,000 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of purchase in 2006	No. of shares purchased	Purchase consideration per share Highest price paid *HKD*	 Lowest price paid *HKD*	Aggregate consideration paid *HKD*
January	4,584,000	9.75	9.5	44,227,000
February	3,471,000	9.95	9.8	34,242,000
April	10,302,000	15.1	14.05	153,672,000
Total	18,357,000			232,141,000

From the time of our initial public offering through 31 December 2006, we had repurchased 32,623,000 of our ordinary shares for an aggregate amount of approximately HKD350,121,000 before expenses. Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

SHARE OPTION SCHEMES

The Company has adopted two share option schemes, namely the Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme") and Post-IPO Share Option Scheme (the "Post-IPO Option Scheme"). No further options will be granted under the Pre-IPO Option Scheme.

As at 31 December 2006, there were no outstanding share options granted to the directors of the Company.

SUMMARY OF THE SHARE OPTION SCHEMES

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme
1.	Purposes	To recognise the contribution that certain individuals have made to the Group, to attract the best available personnel and to promote the success of the Group's business	
2.	Qualifying participants	Any eligible employee, including executive directors of the Company	Any employee, consultant or director of any company within the Group
3.	Maximum number of shares	As at 7 June 2004, options to subscribe for an aggregate of 72,386,370 shares were outstanding. No further option could be granted under the Pre-IPO Option Scheme.	The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall be 168,064,126 shares, 10% of the relevant class of securities of the Company in issue as at 16 June 2004 (Note).
4.	Maximum entitlement of each participant	The number of ordinary shares in respect of which options may be granted to any individual is not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme.	1% of the issued share capital of the Company from time to time within any 12-month period up to the date of the latest grant.
5.	Option period	All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company has been listed in a sizeable securities market. The Board may at their discretion determine the specific vesting and exercise periods.	The option period is determined according to the Board provided that the period during which the option may be exercised shall not be less than one year from the date of grant of the option.

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme
6.	Acceptance of offer	Options granted must be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.	Options granted must be taken up within 28 days of the date of grant, upon payment of HKD1 per grant.
7.	Subscription price	Price shall be determined by the Board.	The exercise price must be at least the higher of: (i) the closing price of the securities as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing price of the securities as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.
8.	Remaining life of the scheme	It will expire on 31 December 2011.	It will remain in force for a period of ten years, commencing on 24 March 2004.

Note: The total number of shares available for issue under the Post-IPO Option Scheme is 22,084,408 which is approximately 1.25% of the issued share capital as at the date of the annual report.

MOVEMENTS OF THE SHARE OPTION SCHEMES

Details of the movements in the share option schemes during the year are set out in Note 19 to the consolidated financial statements.

VALUATION OF SHARE OPTIONS

Details of the valuation of share option during the year are set out in Note 19 to the consolidated financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive Directors

Ma Huateng *(Chairman)*
Lau Chi Ping Martin (Appointed on 21 March 2007)
Zhang Zhidong

Non-Executive Directors

Antonie Andries Roux
Charles St Leger Searle

Independent Non-Executive Directors

Li Dong Sheng
Iain Ferguson Bruce
Ian Charles Stone

In accordance with Article 86 of the Articles of Association of the Company, Mr Lau Chi Ping Martin, who was appointed on 21 March 2007, will retire at the Annual General Meeting ("AGM") of the Company to be held on 16 May 2007 and, being eligible, will offer himself for re-election.

In accordance with Article 87 of the Articles of Association of the Company, Messrs Zhang Zhidong and Charles St Leger Searle will retire at the AGM of the Company to be held on 16 May 2007 and, being eligible, will offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and we consider them to be independent.

BIOGRAPHICAL DETAILS OF DIRECTORS

Ma Huateng, age 35, is an executive Director, Chairman of the Board and Chief Executive Officer of the Company. Mr Ma has overall responsibilities for strategic planning and positioning and management of the Group. Mr Ma is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr Ma was in charge of research and development for Internet paging system development at China Motion Telecom Development Limited, a supplier of telecommunications services and products in China. Mr Ma is a member of the 4th Shenzhen Municipal People's Congress. Mr Ma has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and more than 12 years of experience in the telecommunications and Internet industries. He is also a director of Advance Data Services Limited which has interest in the shares of the Company.

Lau Chi Ping Martin, age 33, is an executive Director with effect from 21 March 2007. Mr Lau was appointed as the President of the Company in February 2006 to assist Mr Ma Huateng, Chairman of the Board and Chief Executive Officer, in managing the day-to-day operation of the Company. In February 2005, he joined the Company as the Chief Strategy and Investment Officer of the Company, and was responsible for corporate strategies, investment, merger and acquisitions and investor relations. Prior to joining the Company, Mr Lau was an Executive Director at Goldman Sachs (Asia) L.L.C's investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. He has over 10 years' experience in IPO, merger and acquisitions and management consulting. Mr Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and a MBA from Kellogg Graduate School of Management, Northwestern University.

Zhang Zhidong, age 35, is an executive Director and Chief Technology Officer of the Company. Mr Zhang has overall responsibilities for the development of our proprietary technologies, including the basic IM platform and massive-scale online application systems. Mr Zhang is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr Zhang worked at Liming Network Group focusing on software and network application systems research and development. Mr Zhang has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and a Master's degree in Computer Application and System Structure from South China University of Technology obtained in 1996. Mr Zhang has more than 10 years of experience in the telecommunications and Internet industries. He is also a director of Best Update International Limited which has interest in the shares of the Company.

Antonie Andries Roux, age 48, has been a non-executive Director since 10 December 2002. Mr Roux is currently Chief Executive Officer of Internet Operations for the MIH group companies, a position he has held since 2002. Mr Roux joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, he was appointed Chief Executive Officer of M-Web South Africa. Currently, Mr Roux serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH, including Sportscn, Mweb (Thailand) Limited and M-Web Holdings (Pty) Limited. Mr Roux has more than 27 years of experience in the telecommunications industry.

Charles St Leger Searle, age 43, has been a non-executive Director since 5 June 2001. Mr Searle is currently the Director of Corporate Development for the MIH group companies in Asia. Prior to joining the MIH group companies, he held various corporate finance positions at Cable & Wireless plc and Hong Kong Telecom. Prior to joining Cable & Wireless plc, he was a senior corporate finance manager at Deloitte & Touche in London and Sydney. Currently, Mr Searle serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH. Mr Searle graduated from the University of Cape Town in 1987 with a Bachelor of Commerce degree and is a member of the Institute of Chartered Accountants in Australia (1992). Mr Searle has more than 12 years of experience in the telecommunications and Internet industries.

Li Dong Sheng, age 50, has been an independent non-executive Director since April 2004. Mr Li is the Chairman and CEO of TCL Corporation, the Chairman of the Hong Kong listed TCL Multimedia Technology Holdings Limited and the Chairman of the Hong Kong listed TCL Communication Technology Holdings Limited, all of which produce consumer electronic products. Mr Li graduated from Huanan Polytechnic University in 1982 with a Bachelor degree in radio technology and has more than 12 years of experience in the information technology field.

Iain Ferguson Bruce, age 66, has been an independent non-executive Director since April 2004. Mr Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr Bruce has been a member of Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 42 years' experience in the accounting profession. He is also a fellow of The Hong Kong Institute of Directors and a member of The Hong Kong Securities Institute. Mr Bruce is currently an independent non-executive director of Paul Y. Engineering Group Ltd., a construction and engineering services company, Vitasoy International Holdings Ltd., a beverage manufacturing company, and Wing On Company International Ltd., a department store operating and real property investment company; all of these companies are publicly listed companies in Hong Kong. Mr Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is publicly listed in Singapore, and China Medical Technologies, Inc., a China-based medical device company that is listed on NASDAQ.

Ian Charles Stone, age 56, has been an independent non-executive Director since April 2004. Mr Stone is a consultant for Pacific Century CyberWorks ("PCCW") and a director, and Chief Executive Officer ("CEO"), of UK Broadband, a 100% owned subsidiary of PCCW conducting business in the United Kingdom. Mr Stone has more than 36 years of experience in the telecom and mobile industries. He was the CEO of SmarTone between 1999 and 2001. Prior to joining SmarTone, he was Senior Adviser to First Pacific/PLDT of the First Pacific Group, Chief Operations Officer of Piltel, Managing Director of Pacific Link and Executive Director of Asialink, the regional telecom investment arm of First Pacific, respectively. Mr Stone has also held senior positions at Cable & Wireless plc and Hong Kong Telecom.

DIRECTORS' SERVICE CONTRACTS

Each of Messrs Ma Huateng and Zhang Zhidong has entered into a service contract with the Company for a term of three years from 25 March 2007. The term of each service contract can be extended by agreement between the Company and the relevant Director. The Company may terminate the contracts by three months' written notice at any time, subject to paying the Director his salary for the shorter of six months and a portion of his annual bonus for the year in which termination occurred pro rata to the portion of the year before the termination became effective.

Mr Lau Chi Ping Martin has entered into a service contract with the Company for a term of three years from 3 February 2005. Mr Lau is entitled to an annual bonus based on the performance of the Company in an amount to be determined by the Remuneration Committee. Mr Lau is entitled to participate in all employee benefit plans, programs and arrangements of the Company.

Save as disclosed above, none of the directors who are proposed for re-election at the forthcoming AGM has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, no contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2006, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) Long position in the shares in the Company

Name of Director	Nature of interests	Number of shares held	Percentage of issued share capital
Ma Huateng	Corporate *(Note 1)*	231,683,080	13.10%
Zhang Zhidong	Corporate *(Note 2)*	89,085,530	5.04%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

(B) Long position in the shares in associated corporations

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer")	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan")	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Tencent Computer	Personal	RMB4,000,000 (registered capital)	20%
	Shiji Kaixuan	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 31 December 2006.

CONNECTED TRANSACTIONS

The waiver granted by the Stock Exchange regarding the compliance with the applicable disclosure, reporting and shareholders' approval requirements under Chapter 14A of the Listing Rules when the Company was listed in June 2004 was referred to. The Company's Independent Non-Executive Directors reviewed the Structure Contracts and confirmed that the transactions carried out during the financial year had been entered into in accordance with the relevant provisions of the Structure Contracts, had been operated so as to transfer by the date of this annual report Tencent Computer's and Shiji Kaixuan's Surplus Cash (as defined in the section "Our History and Structure - Structure Contracts" of the prospectus) as at 31 December 2006 to Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Shidai Zhaoyang Technology (Shenzhen) Company Limited ("Shidai Zhaoyang"), Tencent Technology (Beijing) Company Limited ("Tencent Beijing") and no dividends or other distributions had been made by Tencent Computer or Shiji Kaixuan to the holders of their equity interests and any new Structure Contracts entered into, renewed and/or cloned during the relevant financial period had been fair and reasonable so far as the Group was concerned and in the interests of the Company's shareholders as a whole. To this extent, Structure Contracts were entered into relating to Beijing Emark Information and Technology Co., Ltd. ("Beijing Emark") and Nanjing Wang Dian Technology Company Limited ("Wang Dian") during the year ended 31 December 2006. No transactions were carried out during the year ended 31 December 2006 concerning Beijing Emark and Wang Dian.

The Auditors had carried out review procedures on the transactions pursuant to the Structure Contracts and had provided a letter to the Board confirming that the transactions had been approved by the Board and had been entered into in accordance with the relevant Structure Contracts and had been operated so as to transfer Tencent Computer's and Shiji Kaixuan's Surplus Cash as at 31 December 2006 to Tencent Technology, Tencent Beijing and Shidai Zhaoyang and that no dividends or other distributions had been made by Tencent Computer or Shiji Kaixuan to the holders of its equity interests.

Transactions carried out during the year ended 31 December 2006, which have been eliminated in the consolidated financial statements of the Group, are set out as follows:

1. A cooperation framework contract dated 28 February 2004, between Tencent Technology and Tencent Computer ("TCS CFC") pursuant to which the parties agree to cooperate in the provision of communications services. Tencent Technology and its affiliates agree to allow Tencent Computer to use its and its affiliates' assets and provide services to Tencent Computer. As consideration, Tencent Computer agrees to transfer all of its Surplus Cash to Tencent Technology and its affiliates. The parties also established a cooperation committee ("TCS Cooperative Committee") according to this agreement. During the year, other than the Structure Contracts mentioned below, Tencent Computer purchased technology amounting to approximately RMB50,000,000 from Tencent Technology's affiliate, Tencent Beijing and RMB50,000,000 from Tencent Technology. Tencent Computer purchased software amounting to approximately RMB234,000,000 (including value-added tax) from Tencent Technology.

2. A cooperation framework contract dated 28 February 2004, between Shidai Zhaoyang and Shiji Kaixuan ("SKT CFC") pursuant to which the parties agree to cooperate in the provision of communications services. Shidai Zhaoyang and its affiliates agree to allow Shiji Kaixuan to use its and its affiliates' assets and provide services to Shiji Kaixuan. As consideration, Shiji Kaixuan agrees to transfer all of its Surplus Cash to Shidai Zhaoyang and its affiliates. The parties also established a cooperation committee ("SKT Cooperative Committee") according to this agreement. During the year, other than the Structure Contracts mentioned below, Shiji Kaixuan purchased software amounting to approximately RMB81,900,000 (including value-added tax) from Shidai Zhaoyang's affiliate, Tencent Beijing.

3. An amended and restated intellectual property transfer contract dated 28 February 2004, between Tencent Technology and Tencent Computer pursuant to which Tencent Computer assigned to Tencent Technology its principal present and future intellectual property rights, free from encumbrances (except for licenses granted in the ordinary course of Tencent Computer's business) in consideration of Tencent Technology's undertaking to provide certain technology and information services to Tencent Computer. During the year, no intellectual property transfer was transacted under such arrangement, save as disclosed elsewhere in this section.

4. An intellectual property transfer contract dated 28 February 2004 between Shidai Zhaoyang and Shiji Kaixuan pursuant to which Shiji Kaixuan assigned to Shidai Zhaoyang its principal present and future intellectual property rights, free from encumbrance (except for licenses granted in the ordinary course of Shiji Kaixuan's business) in consideration of Shidai Zhaoyang's undertaking to provide certain technology and information services to Shiji Kaixuan. During the year, no intellectual property transfer was transacted under such arrangement, save as disclosed elsewhere in this section.

5. A domain name license contract dated 28 February 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified domain names against payment of annual royalties determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB22,332,000 was transacted under such arrangement.

6. A domain name license contract dated 28 February 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified domain names against payment of annual royalties determined as a percentage of Shiji Kaixuan's annual revenues (which may be adjusted pursuant to the contract or the SKT CFC). During the year, a fee of approximately RMB4,609,000 was transacted under such arrangement.

7. A trademark license contract dated 28 February 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Tencent Computer's annual revenues (which may be adjusted pursuant to the contract or the TCS CFC). During the year, a fee of approximately RMB22,332,000 was transacted under such arrangement.

8. A trademark license contract dated 28 February 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Shiji Kaixuan's annual revenues (which may be adjusted pursuant to the contract or the SKT CFC). During the year, a fee of approximately RMB4,609,000 was transacted under such arrangement.

9. An information consultancy services contract dated 28 February 2004, between Tencent Technology, as consultant, and Tencent Computer, pursuant to which Tencent Technology will provide specified information consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB39,080,000 was transacted under such arrangement.

10. A technical consultancy services contract dated 28 February 2004, between Tencent Technology, as consultant, and Shiji Kaixuan, pursuant to which Tencent Technology will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, a fee of approximately RMB11,523,000 was transacted under such arrangement.

Details of the related parties transactions are set out in Note 39 to the consolidated financial statements.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2006, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares in the Company

Name of shareholder	Nature of interest	Number of shares	Percentage of issued share capital
MIH QQ (BVI) Limited	Corporate *(Note 1)*	630,240,380	35.64%
Advance Data Services Limited	Corporate *(Note 2)*	231,683,080	13.10%
Best Update International Limited	Corporate *(Note 3)*	89,085,530	5.04%
ABSA Bank Limited	Corporate *(Note 4)*	185,000,000	10.46%

Notes:

1 As MIH QQ (BVI) Limited ("MIH") is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited and MIH Holdings Limited. Naspers Limited, MIH (BVI) Limited and MIH Holdings Limited are deemed to be interested in the same block of 630,240,380 Shares under Part XV of the SFO. Out of the 630,240,380 shares held by MIH, 185,000,000 shares are pledged to ABSA Bank Limited, as referenced in Note 4 below.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3 As Best Update International Limited is wholly owned by Zhang Zhidong, Mr Zhang has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

4 As ABSA Bank Limited has a security interest in 185,000,000 Shares, which are held by MIH QQ (BVI) Limited, and ABSA Bank Limited is wholly owned by Barclays Bank PLC through its intermediary company ABSA Group Limited, Barclays Bank PLC and ABSA Group Limited are deemed to be interested in the same block of 185,000,000 Shares under Part XV of the SFO.

Save as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 31 December 2006, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

COMPETING BUSINESS

MIH is wholly owned by Naspers Limited through its wholly owned intermediate holding companies, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd. Naspers Limited is listed on the JSE Securities Exchange South Africa and the Nasdaq Stock Market.

Naspers Limited is a multinational media group that conducts its activities through subsidiaries, joint ventures and associated companies, with its principal operations in pay-television and Internet platforms, print media, book publishing, private education and technology markets. The MIH group is a multinational provider of entertainment, interactive and e-media services with operations spanning over 50 countries delivering media services to consumers via television and the Internet. The MIH's group activities are focused on subscriber platforms providing television and Internet services to over two million paying subscribers in Africa, the Mediterranean and Asia.

The MIH group has a 100% interest in Sportscn, which focuses on sports related content and offers sports results and prediction services to subscribers through various distribution channels, including pagers, mobile telephones, PDAs and PCs. The senior management team of Sportscn does not consist of any individuals that are senior managers within the Group. The Company believes that there is a clear delineation of business, operations, target customers and management between Sportscn and the Group. The local partners of Sportscn are different from the founders of the Group and the Group, and more importantly, the business focus of Sportscn is currently limited to providing score information to a limited scope of sports enthusiasts, while the Group has a much broader audience and a broad range of content services. Accordingly, other than an overlap in relation to the provision of sports content, which we believe is an immaterial portion of our business, we are satisfied that in view of the different management teams, the different local partners, the different focus of the two businesses and the different segments of the markets that they target, the business of Sportscn does not, and is not likely to, compete with our business.

The Group and MIH did not enter into a non-competition deed. Two of our Directors, Messrs Antonie Andries Roux and Charles St Leger Searle, are also directors of certain MIH group companies.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2006, the five largest customers of the Group accounted for approximately 17.90% of the Group's total revenues while the largest customer of the Group accounted for approximately 5.54% of the Group's total revenues. In addition, for the year ended 31 December 2006, the five largest suppliers of the Group accounted for approximately 54.0% of the Group's total purchases while the largest supplier of the Group accounted for approximately 24.0% of the Group's total purchases.

None of the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued capital) had an interest in any of the major customers or suppliers noted above.

AUDIT COMMITTEE

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee has reviewed the Group's audited financial statements for the year ended 31 December 2006.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Save as disclosed in the this annual report, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the year ended 31 December 2006, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

ADOPTION OF CODE OF CONDUCT REGARDING DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The Directors have complied with such code of conduct throughout the accounting year covered by this annual report.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

EMPLOYEE AND REMUNERATION POLICIES

As at 31 December 2006, the Group had 3,017 employees (2005: 2,274), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the year ended 31 December 2006 was RMB585.6 million (2005: RMB344.5 million).

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained during the year the amount of public float as required under the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Friday, 11 May 2007 to Wednesday, 16 May 2007 both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming AGM and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30p.m. on Thursday, 10 May 2007.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment at the forthcoming AGM.

On behalf of the Board

Ma Huateng
Chairman

Hong Kong, 21 March 2007

The Company applied the principles and complied with all requirements of the code provisions set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")(the "CG Code") with the deviation in respect of the segregation of the role of the chairman and chief executive officer ("CEO"). The following summarizes the Company's corporate governance practices and explains the deviation from the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

- The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules (the "Model Code"). All Directors have confirmed, following specific enquiry by the Company, full compliance with the Model Code throughout the year 2006.
- The Company has a model code for securities transactions by the staff. The code is in no less exacting terms than the Model Code.
- Relevant employees who may have sensitive information of the Company are required to file notices of intention to deal in the securities of the Company with the Chairman and they should get the acknowledgement of their intention from the Company before they deal in the securities of the Company.
- Details of security interests in the Company held by the Directors are set out in the Directors' Report on page 27 of this annual report.

Deviation: Nil

BOARD OF DIRECTORS

A balanced board consisting of independent non-executive directors of at least one-third of the board

- The Board of the Company includes three Executive Directors ("EDs"), two Non-Executive Directors ("NEDs") and three Independent Non-Executive Directors ("INEDs"). A list of all Directors is set out in the Corporate Information section on page 2 of this annual report. All the directors are explicitly identified in all corporate communications.

Deviation: Nil

The board should have a balance of skills and experience appropriate for the requirements of the business of the Company

- In relation to the Internet market in which the Company operates, the wide range of business, financial and management experience of the Board provides an appropriate balance of skills and experiences.
- A list of Directors and their respective biographies are set out on pages 24 to 26 of the Directors' Report. The information is also published on the Company's corporate website www.tencent.com (the "Company's corporate website").

Deviation: Nil

The board should assume responsibility for leadership and control of the Company and is collectively responsible for promoting the success of the Company

- The Board of the Company has the following primary responsibilities:
  - determines the Group's mission, provides strategic direction to the Group and is responsible for the approval of strategic plans;
  - approves the annual business plan and budget proposed by management;
  - retains full and effective control over the Group and monitors management with regard to the implementation of the approved annual budget and business plan;
  - establishes board sub-committees with clear terms of reference and responsibilities as appropriate; and
  - defines levels of delegation in respect of specific matters, with required authority to board sub-committees and management.
- The Board is supported by several committees. The Audit Committee and the Remuneration Committee have defined terms of reference covering their duties, powers and functions. The chairmen of the respective committees report regularly to the Board and, as appropriate, make recommendations on matters discussed. The Board and its committees are supplied with full and timely information which enables them to discharge their responsibilities.

Deviation: Nil

Nomination of directors

- The Board determines director selection, orientation and evaluation.
- The Board identifies and evaluates candidates for appointment as directors. Following the appointment of new directors to the board, an orientation programme will be arranged to facilitate their understanding of the Group.
- There is no nomination committee established. The Board will review the structure from time to time and will, if necessary, establish a nomination committee at the appropriate time.

Deviation: Nil

The Company should have a formal schedule of matters specifically reserved to the board and those delegated to management. There should be a clear division of responsibilities amongst committees and each of them should have specific terms of reference

- The Board is responsible for determining the overall strategy and approving the annual business plan of the Group, and ensuring the business operations are properly planned, authorized, undertaken and monitored. All policy matters of the Group, material transactions or transactions where there is conflict of interests are reserved for the Board's decisions.
- The Board has delegated the day-to-day responsibility to the management team which includes the Chief Officers, President and the Executive Vice-Presidents. In addition, new members are recruited to the management team for strengthening the daily operation and meeting the future challenges.

- The management team meets fortnightly and is responsible for the formulation of policies for consideration of the Board, and in carrying out and implementing the policies laid down by the Board. The management team is delegated with the authority from the Board to administer, enforce, interpret and supervise compliance with those parts of the internal rules and operational procedures of its subsidiaries, other than the Listing Rules, and conduct regular reviews of the same, recommend, and advise on appropriate amendments which do not involve policy matters for the approval by the boards of the respective subsidiaries. The management team reports to the Board on a regular basis and communicates with the Board whenever required.

Deviation: Nil

Non-executive directors should be appointed for specific terms and all directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment

- All the NEDs and the INEDs are appointed with specific terms for a term of one year ending after the close of the AGM. Every director retired and was re-elected and re-appointed in the 2006 AGM.
- According to the Articles of Association, Directors appointed to fill a casual vacancy shall hold office only until the next following AGM, and shall be eligible for re-appointment.

Deviation: Nil

The board should meet regularly to discharge its duties. Sufficient information is provided to the board and its committees in a timely manner

- The Board meets regularly, normally once a quarter, and additional meetings will be arranged, if and when required. Regular Board/committee meeting schedules of each year are made available to all Directors/committee members before the commencement of the year. Directors can attend meetings in person or through other means of electronic communication.
- The Company Secretary assists the Chairman in establishing the meeting agenda, and each Director may comment to the draft agenda and/or request inclusion of items in the agenda.
- The information packages that contain analysis and background material, will be circulated normally three days in advance of Board/committee meetings to Directors/committee members.
- There exists open atmosphere for Directors to contribute alternative views at meetings and major decisions will only be taken after a full discussion at Board meetings.
- The Chief Administration Officer, the Chief Financial Officer and the President are usually invited to attend Board meetings. Other executives will be invited to Board meetings from time to time for making presentations or answering Board's enquiries.
- Minutes of Board/committee meetings are recorded and draft minutes are circulated to all Directors/committee members for comments before being approved by the Board/committees at the next meeting.
- Matters on transactions where Directors are considered having conflict of interests or material interests will not be dealt with by way of written resolutions. The Directors concerned could express views but will not be counted in quorum of meeting and shall abstain from voting of the relevant resolution. According to the Articles of Association, an interest of 5 % or more is considered material.

- All Directors have access to Chief Legal Counsel/Company Secretary who are responsible for ensuring that the Board procedures are complied with, and advising the Board on compliance matters.

- Minutes of the Board/committee meetings are kept by the Company Secretary and are open for inspection by Directors.

- The attendance records of all Board meetings held in 2006 are set out below:

Number of meetings:	**6**
Executive Directors	
Ma Huateng (Chairman)	6/6
Zhang Zhidong	6/6
Non-Executive Directors	
Antonie Andries Roux	6/6
Charles St Leger Searle	6/6
Independent Non-Executive Directors	
Li Dong Sheng	2/6
Iain Ferguson Bruce	4/6
Ian Charles Stone	6/6

Deviation: Nil

Every director is required to keep abreast of responsibilities as a director of the Company and of the conduct, business activities and development of the Company

- Management provides appropriate and sufficient information to Directors and the committee members in a timely manner to keep them updated of the latest developments of the Group and enable them to discharge their responsibilities.

- All Directors had attended training sessions in relation to the responsibilities as a director. Relevant sections of the Listing Rules and regulations reminding Directors of their responsibilities in making disclosure of their interests, potential conflict of interests, and changes in personal particulars to the Company in a timely manner will be updated and circulated to the Board from time to time.

- Meetings had been organized for providing induction to new Directors to help them familiarize with the Company management, business, and governance practices.

- The Company also encourages its Directors to participate in continuous professional development seminars and courses organized by qualified institutions to ensure that they continually update their skills and have the knowledge on the latest development or changes in statutes, the Listing Rules, corporate governance practices etc. that are required for discharging their responsibilities.

- The Board and the committees are provided with sufficient resources to discharge their duties including, inter alia, the retention of outside advisers at the Company's expense, as they deem necessary.

Distinctive roles of chairman and chief executive officer

Code provision A.2.1 provides that the roles of the chairman and CEO should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and CEO should be clearly established and set out in writing.

Deviation: Yes with the following considered reasons

- During the year under review, Mr Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and CEO would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the chairman and CEO must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any market change, make timely decisions in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments at the appropriate time.
- The President of the Company assists the CEO to manage the day-to-day operations of the Company and he was appointed an Executive Director on 21 March 2007.

The Company should arrange appropriate insurance cover in respect of legal action against its directors

- A directors and officers' liabilities insurance is in place.

Deviation: Nil

REMUNERATION OF DIRECTORS

There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors

- The Board has established a Remuneration Committee, comprising two INEDs and one NED appointed by the Board. The members of the Remuneration Committee are Mr Antonie Andries Roux (Chairman) and Messrs Li Dong Sheng and Ian Charles Stone.
- The principal responsibilities of and work done by the Remuneration Committee include formulation of the remuneration policy, review and recommending to the Board the annual remuneration policy, and determination of the remuneration of the Board and the chief officers of the Company. The objective of the remuneration policy is to ensure that the Company is able to attract, retain, and motivate a high-caliber team which is essential to the success of the Company.
- No Director can determine his own remuneration.
- The Chairman of the Remuneration Committee reports findings and recommendations to the Board after each meeting.
- The terms of reference of the Remuneration Committee are posted on the Company's corporate website.

- Details of the remuneration of the Directors for the year ended 31 December 2006 are set out in Note 29 to the consolidated financial statements.
- In 2006, there was one remuneration committee meeting held and remuneration-related information had been circulated to the members of the remuneration committee on a timely basis.
- The attendance of individual members at Remuneration Committee meeting held in 2006 is set out below:

Number of meeting	**1**
Non-Executive Director	
Antonie Andries Roux (Chairman)	1/1
Independent Non-Executive Directors	
Li Dong Sheng	0/1
Ian Charles Stone	1/1

Deviation: Nil

ACCOUNTABILITY AND AUDIT

The board should present a balanced, clear, and comprehensible assessment of the Company's performance, position, and prospects

- The Board's responsibility for presenting a balanced, clear and understandable assessment extends to interim and annual reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules as well as to information required to be disclosed pursuant to statutory requirements.
- The Board is not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue on a going concern basis.
- The Company has appointed external auditors, PricewaterhouseCoopers, to perform reviews and an audit of its interim and annual financial statements respectively in accordance with the requirements laid down in International Standards on Auditing.
- Management provides explanations and information to the Board which will enable the Board to make an informed assessment of the financial and other information put before the Board for approval.
- The Board, with the recommendation of the Audit Committee, approves the Company's financial statements, interim and annual reports.
- The Company publishes its financial results on a quarterly basis to enhance transparency about its performance and to give details of the latest developments of the Group in a timely manner.
- The Company has announced its annual and interim results in a timely manner after the end of the relevant periods.

Deviation: Nil

The board should ensure that the Company maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets

- The Board has the ultimate responsibility for the Group's internal control system.
- The Company has various approval matrices, which are applicable to different managerial levels, which aim to:
  - help the achievement of business objectives, safeguard assets against unauthorized use or disposition;
  - ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication; and
  - ensure compliance with relevant legislation and regulations.
- The key procedures that the Board established to provide effective internal controls are as follows:
  - A distinct organizational structure exists with defined lines of authority and control responsibilities. Relevant Division/Department Heads are involved in preparing the strategic plan which lays down the corporate strategies to be pursued in the following year for achieving the annual operational and financial targets. Both the strategic plan and the annual operating plan lay down the foundation for the preparation of the annual budget by which resources are allocated in accordance with identified and prioritized business opportunities. The annual operating plan and the annual budget are approved by the Board on an annual basis.
  - Variances against budgets are analyzed, and explained, and appropriate actions are taken, if necessary, to rectify deficiencies noted.
  - Internal Audit Department ("IA") performs independent reviews of the operational areas identified by management and presents the findings and the prospective audit plan to the Audit Committee on a quarterly basis.
- Reviews of different business and functional operations and activities will be conducted by IA with audit resources being focused on higher risk areas. Ad hoc reviews will also be conducted by IA on areas of concern identified by management.
- Division/Department Heads will be notified of the deficiencies noted for rectification, and IA will follow up with the implementation of audit recommendations. Significant internal control weaknesses are brought to the attention of the Audit Committee and if necessary to the Board, and to management for remedial action.
- The Company has engaged an international accounting firm to perform high level internal control review of the Group, which covers all material controls, including financial, operational and compliance controls and risk management functions. Recommendations with prioritization have been proposed and the remedial plan design for internal control improvement would be addressed by management.
- Based on the internal control review report of the international accounting firm and the prevailing system and information, no material discrepancies have been found. The Board, with the recommendation of the Audit Committee, is satisfied that the Group has complied with the provisions regarding the internal controls as required under the CG Code.

Deviation: Nil

The board should establish formal and transparent arrangements for considering how it applies the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors

- The Audit Committee, comprising two INEDs and one NED, appointed by the Board who have extensive experience in financial matters, meets at least four times a year. The members are Mr Iain Ferguson Bruce (Chairman) and Messrs Ian Charles Stone and Charles St Leger Searle. Mr Bruce is a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants and Mr Searle is a member of the Institute of Chartered Accountants in Australia. None of the Audit Committee members are members of the former or existing auditors of the Company.
- Senior representatives of the external auditors and managements are invited to attend the meetings when necessary.
- In 2006, the fees paid/payable to the Company's external auditors for non-audit related activities amounted to approximately USD150,000.
- The Committee reports its work, findings and recommendations to the Board after each meeting. The terms of reference of the Audit Committee are posted on the Company's corporate website.
- The principal responsibilities of and work done by the Audit Committee in 2006 include:
  - To serve as a focal point for communication between other Directors, the external auditors and internal auditors in respect of the duties relating to financial and other reporting, internal controls, external and internal audits, and such other matters as the Board determines from time to time.
  - To assist the Board in fulfilling its responsibility by providing an independent review and supervision of financial reporting.
  - To review the scope and results of internal audit procedures, ensure coordination between the internal and external auditors and ensure that the internal audit function is adequately resourced and has appropriate standing within the Group.
  - To review the appointment of external auditors on an annual basis including a review of the audit scope and approval of the audit fees.
  - To review the annual and interim financial statements prior to their approval by the Board, and recommend application of accounting policies and changes to financial reporting requirements.
  - To ensure continuing auditor objectivity and to safeguard independence of the Company's auditors. The Committee has granted authorization of non-audit services for which the external auditors may provide.

- The attendance of individual members at Audit Committee meetings held in 2006 is set out below:

Number of meetings	**5**
Independent Non-Executive Directors	
Iain Ferguson Bruce (Chairman)	5/5
Ian Charles Stone	3/5
Non-Executive Director	
Charles St Leger Searle	4/5

Deviation: Nil

COMMUNICATION WITH SHAREHOLDERS

The board should endeavor to maintain an on-going dialogue with shareholders, in particular, use annual general meetings to communicate with shareholders and encourage their participation

- The Company establishes and maintains different communication channels with its shareholders through the publication of annual and interim results announcements and press releases.
- The AGM provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Company and management are available at the AGM to answer shareholders' questions.
- Separate resolutions are proposed at AGM on each separate issue, including the election of individual Directors.
- Details of the poll voting procedures and the rights of shareholders to demand a poll are included in the circular to shareholders and has been despatched to the shareholders timely. The circular also includes details of the procedures and the timetable of proposing appropriate candidates to stand for election as Directors at annual general meetings, and relevant details of proposed resolutions, including biographies of each candidates standing for re-election and whether such candidates are considered to be independent.
- The results of the poll are published in the newspapers and on the Company's corporate website.
- Financial and all shareholder communications of the Company are made available on the Company's corporate website, which is updated on a regular basis.

Deviation: Nil

On behalf of the Board

Ma Huateng
Chairman

Hong Kong, 21 March 2007

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF TENCENT HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Tencent Holdings Limited (the "Company") and its subsidiaries (the "Group") set out on pages 45 to 120, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in shareholders' equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2006, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 21 March 2007

As at 31 December 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Fixed assets	6	**549,109**	365,047
Construction in progress		**14,462**	-
Leasehold land and land use rights	7	**10,018**	-
Intangible assets	8	**155,587**	21,432
Held-to-maturity investments	10	-	244,581
Deferred income tax assets	23	**130,522**	96,362
Available-for-sale financial assets	11	**56,440**	36,073
		916,138	763,495
Current assets			
Inventories		**2,466**	2,647
Accounts receivable	12	**399,337**	222,754
Prepayments, deposits and other receivables	13	**113,768**	32,570
Financial assets held for trading	14	**195,907**	383,887
Held-to-maturity investments	10	**234,261**	-
Term deposits with initial term of over three months	15	**944,375**	445,725
Cash and cash equivalents	16	**1,844,320**	1,576,044
		3,734,434	2,663,627
Total assets		**4,650,572**	3,427,122
EQUITY			
Shareholders' equity			
Share capital	17	**192**	192
Share premium	17	**1,459,020**	1,666,044
Share-based compensation reserve	17	**118,078**	40,109
Other reserves	18(a)	**80,925**	66,609
Retained earnings		**2,059,541**	1,155,459
		3,717,756	2,928,413

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	Note	As at 31 December 2006 RMB'000	As at 31 December 2005 RMB'000
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	23	**16,821**	810
Long term payable	24	**48,148**	-
		64,969	810
Current liabilities			
Accounts payable	20	**38,934**	25,555
Other payables and accruals	21	**444,387**	196,187
Current income tax liabilities		**47,472**	28,766
Other tax liabilities	32(b)	**17,715**	13,256
Deferred revenue	22	**319,339**	234,135
		867,847	497,899
Total liabilities		**932,816**	498,709
Total equity and liabilities		**4,650,572**	3,427,122
Net current assets		**2,866,587**	2,165,728
Total assets less current liabilities		**3,782,725**	2,929,223

On behalf of the board of directors of the Company

Ma Huateng
Director

Zhang Zhidong
Director

The notes on pages 52 to 120 are an integral part of these consolidated financial statements.

As at 31 December 2006

	Note	2006 RMB'000	2005 RMB'000
		As at 31 December	
ASSETS			
Non-current assets			
Fixed assets		**167**	549
Intangible assets		**534**	32
Investments in subsidiaries	9(a)	**146,361**	68,389
		147,062	68,970
Current assets			
Amounts due from subsidiaries	9(b)	**1,538,076**	1,523,735
Prepayments, deposits and other receivables		**1,889**	3,314
Term deposits with initial term of over three months	15	**15,618**	20,176
Cash and cash equivalents	16	**67,394**	62,356
		1,622,977	1,609,581
Total assets		**1,770,039**	1,678,551
EQUITY			
Shareholders' equity			
Share capital	17	**192**	192
Share premium	17	**1,459,020**	1,666,044
Share-based compensation reserve	17	**118,078**	40,109
Other reserves	18(b)	**(16,534)**	(16,534)
Retained earnings/(accumulated deficit)		**85,591**	(24,114)
		1,646,347	1,665,697

As at 31 December 2006

	Note	As at 31 December 2006 RMB'000	2005 RMB'000
LIABILITIES			
Current liabilities			
Amounts due to subsidiaries	9(b)	**119,034**	10,662
Other payables and accruals		**4,658**	2,192
		123,692	12,854
Total equity and liabilities		**1,770,039**	1,678,551

On behalf of the board of directors of the Company

Ma Huateng
Director

Zhang Zhidong
Director

The notes on pages 52 to 120 are an integral part of these consolidated financial statements.

For the year ended 31 December 2006

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Revenues			
Internet value-added services		**1,825,343**	786,680
Mobile and telecommunications value-added services		**700,114**	517,265
Online advertising		**266,684**	112,826
Others		**8,300**	9,624
		2,800,441	1,426,395
Cost of revenues	25, 27	**(817,062)**	(469,869)
Gross profit		**1,983,379**	956,526
Other gains, net	26	**83,195**	73,145
Selling and marketing expenses	27	**(293,247)**	(197,627)
General and administrative expenses	27	**(610,022)**	(347,685)
Operating profit		**1,163,305**	484,359
Finance costs, net	31	**(46,534)**	(47,304)
Profit before income tax		**1,116,771**	437,055
Income tax (expenses)/benefit	32(a)	**(52,971)**	48,307
Profit for the year		**1,063,800**	485,362
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)			
- basic	33	**0.603**	0.274
- diluted	33	**0.585**	0.267

The notes on pages 52 to 120 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended 31 December 2006

	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2005	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
Profit for the year	-	-	-	-	-	485,362	485,362
Employees share option scheme:							
- value of employee services	-	-	34,526	-	-	-	34,526
- proceeds from shares issued	1	11,408	-	-	-	-	11,409
Repurchase and cancellation of shares	(1)	(123,085)	-	-	-	-	(123,086)
Profit appropriations to statutory reserves	-	-	-	-	14,167	(14,167)	-
Dividend relating to 2004	-	-	-	-	-	(132,036)	(132,036)
Balance at 31 December 2005	192	1,666,044	40,109	20,000	46,609	1,155,459	2,928,413
Balance at 1 January 2006	**192**	**1,666,044**	**40,109**	**20,000**	**46,609**	**1,155,459**	**2,928,413**
Profit for the year	-	-	-	-	-	**1,063,800**	**1,063,800**
Employees share option scheme:							
- value of employee services	-	-	**77,969**	-	-	-	**77,969**
- proceeds from shares issued	**2**	**34,052**	-	-	-	-	**34,054**
Repurchase and cancellation of shares (Note 17)	**(2)**	**(241,076)**	-	-	-	-	**(241,078)**
Profit appropriations to statutory reserves	-	-	-	-	**14,316**	**(14,316)**	-
Dividend relating to 2005 (Note 34)	-	-	-	-	-	**(145,402)**	**(145,402)**
Balance at 31 December 2006	**192**	**1,459,020**	**118,078**	**20,000**	**60,925**	**2,059,541**	**3,717,756**

The notes on pages 52 to 120 are an integral part of these consolidated financial statements.

For the year ended 31 December 2006

	Note	Year ended 31 December 2006 RMB'000	2005 RMB'000
Cash flows from operating activities			
Cash generated from operations	35(a)	**1,573,821**	1,017,633
Income tax paid		**(66,363)**	(24,127)
Net cash generated from operating activities		**1,507,458**	993,506
Cash flows from investing activities			
Payments for business combinations, net of cash acquired	38	**(55,076)**	(13,517)
Purchase of fixed assets and construction in progress		**(313,714)**	(255,984)
Proceeds from disposals of fixed assets	35(a)	**–**	161
Payments for leasehold land and land use rights		**(10,206)**	–
Purchase of intangible assets		**(23,718)**	(8,118)
Purchase of available-for-sale financial assets	11	**(20,367)**	(36,073)
Purchase of held-to-maturity investments		**–**	(80,920)
(Increase)/decrease in term deposits with initial term of over three months		**(498,650)**	338,329
Interest received		**59,002**	45,571
Net cash used in investing activities		**(862,729)**	(10,551)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	35(b)	**34,054**	11,409
Payments for shares issuance expenses		**–**	(3,181)
Payments for repurchase of shares	35(b)	**(241,078)**	(123,086)
Dividends paid to Company's shareholders		**(145,402)**	(132,181)
Net cash used in financing activities		**(352,426)**	(247,039)
Net increase in cash and cash equivalents		**292,303**	735,916
Cash and cash equivalents at beginning of the year		**1,576,044**	859,841
Exchange losses on cash and cash equivalents		**(24,027)**	(19,713)
Cash and cash equivalents at end of the year		**1,844,320**	1,576,044

The notes on pages 52 to 120 are an integral part of these consolidated financial statements.

1 GENERAL INFORMATION

Tencent Holdings Limited (the "Company") was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Company and its subsidiaries (collectively, the "Group") are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The operations of the Group were initially conducted through Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), a limited liability company established in the PRC by certain shareholders of the Company on 11 November 1998. Tencent Computer is legally owned by the core founders of the Company who are PRC citizens (the "Registered Shareholders").

The PRC laws and regulations limit foreign ownership of companies providing value-added telecommunications services, which included activities and services operated by Tencent Computer. In order to enable certain foreign companies to make investments into the business of the Group, the Company established a subsidiary, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), which is a wholly foreign owned enterprise incorporated in the PRC on 24 February 2000. The foreign investors of the Company then subscribed to additional equity interest in the Company.

Certain contractual arrangements have been made among the Company, Tencent Technology, Tencent Computer and the Registered Shareholders in order that the decision-making rights and operating and financing activities of Tencent Computer are ultimately controlled by the Company. The Company and Tencent Technology are also entitled to substantially all of the operating profits and residual benefits generated by Tencent Computer under these arrangements. In particular, the Registered Shareholders are required under their contractual arrangements with the Group to transfer these interests in Tencent Computer to the Group or the Group's designee upon the Group's request at a pre-agreed nominal consideration.

As a result, Tencent Computer is accounted for as a subsidiary and the formation of the Group was accounted for as a business combination between entities under common control under a method similar to the uniting of interests method for recording all assets and liabilities at predecessor carrying amounts. The financial statements are presented as if these three entities had always been combined. This approach was adopted because in the management's belief it best reflects the substance of the formation.

1 GENERAL INFORMATION (Cont'd)

During 2004, the Registered Shareholders established another company in the PRC, Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan"), in order to carry out certain business operations of the Group similar to Tencent Computer. The Company also incorporated another wholly foreign owned enterprise, Shidai Zhaoyang Technology (Shenzhen) Company Limited ("Shidai Zhaoyang"). Similar contractual arrangements have been made among the Company, Shidai Zhaoyang, Shiji Kaixuan and the Registered Shareholders. Shiji Kaixuan is also accounted for as a subsidiary of the Group for accounting purposes.

During 2006, the Group acquired full equity interests in Joymax Development Ltd. ("Joymax Development") and its subsidiaries (collectively, the "Joymax Group") and Nanjing Wang Dian Technology Company Limited ("Wang Dian") (Note 38), which are providers of mobile value-added services to users in the PRC and have contractual arrangements similar to those described above.

These consolidated financial statements have been approved for issue by the board of directors on 21 March 2007.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets held for trading.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.1 Basis of preparation (Cont'd)

i) Assessment and adoption of revised/new IFRS, interpretations and amendments effective in 2006

The following new standards, amendments and interpretations to existing standards have been published and are mandatory for the financial year ended 31 December 2006.

IAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	The Fair Value Option
IAS 39 and IFRS 4 (Amendment)	Financial Guarantee Contracts
IFRIC 4	Determining whether an Arrangement Contains a Lease

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

- IAS 19 (Amendment), IAS 39 (Amendment) - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, IAS 39 and IFRS 4 (Amendment) - Financial Guarantee Contracts, are not relevant to the Group's operations.

- IAS 21 (Amendment) requires exchange difference arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation to be recognised initially in a separate component of equity in the consolidated financial statements, irrespective of the currency of the monetary item and of whether the monetary item results from a transaction with the reporting entity or any of its subsidiaries. Management considered that this amendment did not have a significant impact on the Group's financial statements.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.1 Basis of preparation (Cont'd)

i) Assessment and adoption of revised/new IFRS, interpretations and amendments effective in 2006 (Cont'd)

- IAS 39 (Amendment) - The Fair Value Option and IFRIC 4 did not result in substantial changes to the Group's accounting policies, as mentioned as follows:

  — IAS 39 (Amendment) - The Fair Value Option changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. Management considered that this amendment did not have a significant impact on the classification of financial instruments, as the Group was able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss; and

  — IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management considered that IFRIC 4 did not have a significant impact on the Group's operations.

ii) Standards, interpretations and amendments to published standards which are not yet effective

The following new standards, interpretations and amendments to the existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 March 2006 or later periods.

IAS1 (Amendment)	Presentation of Financial Statements: Capital Disclosure
IFRS 7	Financial instruments: Disclosures
IFRS 8	Operating Segment
IFRIC 7	Applying the Restatement Approach under IAS29, Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment
IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements

The Group has not yet early adopted any of the above standards, interpretations or amendments. Management is in the process of making an assessment of their impact and is not yet in a position to state what impact they would have on the Group's results of operations and financial position.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.2 Consolidation

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2.7(a)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is both the functional currency of the Company and presentation currency of the Group.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in equity.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.4 Foreign currency translation (Cont'd)

(c) Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of RMB are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Fixed assets

All fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment charge. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.5 Fixed assets (Cont'd)

Depreciation is calculated on the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	20 - 50 years
Computer equipment	3 - 5 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of their useful lives or over the lease terms

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Construction in progress represents buildings under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to fixed assets when completed and ready for use.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.8).

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognised within "Other gains, net" in the income statement.

2.6 Leasehold land and land use rights

Leasehold land and land use rights are up-front payments to acquire long-term interest in land. These payments are stated at cost and amortised over the remaining period of the lease on a straight-line basis.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.7 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those CGU or groups of CGU that are expected to benefit from the business combination in which the goodwill arose.

(b) Other intangible assets

Other intangible assets mainly include computer software and technology, non-compete agreements, licenses and media advertising databases acquired from business combinations. They are initially recognised and measured at estimated fair value upon acquisition. Acquired computer software and technology are capitalised on the basis of the costs incurred to acquire and bring to use the specific software.

Cost of computer software and technology purchased are being amortised on a straight-line basis over their estimated economic lives of three to five years; non-compete agreements are being amortised on a straight-line basis over the non-competition period; cost of licenses are being amortised on a straight-line basis over the licenses period; and media advertising databases are being amortised over their estimated economic lives.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.8 Impairment of non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9 Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "accounts receivable" and "other receivables" in the balance sheet.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities and the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date; these are classified as current assets.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.9 Financial assets (Cont'd)

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "Financial assets at fair value through profit or loss" category are presented in the income statement within "Other gains, net" in the period in which they arise.

Changes in the fair value of monetary securities and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.

Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.9 Financial assets (Cont'd)

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of accounts receivable is described in Note 2.12.

2.10 Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

During the year, the Group did not hold any derivative instruments designated as a hedging instrument but held certain derivative instruments which did not qualify for hedge accounting. The derivative instruments, which do not qualify for hedge accounting, are accounted for at fair value through profit and loss. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement. However, if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, an entity is precluded from measuring the derivative financial instrument at fair value, which shall be stated at cost.

2.11 Inventories

Inventories are commodities purchased from third parties, and mainly consist of low value consumable gifts. Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.12 Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When an accounts receivable is uncollectible, it is written off against the allowance account for accounts receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

2.13 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with initial term of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet, if any.

2.14 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Where any group company purchases the Company's equity share capital (treasury share), the considerations paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs) is included in equity attributable to the Company's equity holders.

2.15 Accounts payable

Accounts payable is recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.16 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 Employee benefits

(a) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick and maternity leave are not recognised until the time of leave.

(b) Pension obligations

The Group contributes on a monthly basis to various defined contribution benefit plans organised by the relevant governmental authorities. The Group's liability in respect of these plans is limited to the contributions payable in each period. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities and are separate from those of the Group.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.17 Employee benefits (Cont'd)

(c) Share-based compensation benefits

The Group adopted two share option schemes (see Note 19). The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted by using an option-pricing model, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.18 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.19 Revenue recognition

The Group principally derives revenues from provision of Internet value-added services, mobile and telecommunications value-added services and online advertising services in the PRC.

(a) Internet value-added services and mobile and telecommunications value-added services

Revenue from Internet value-added services are derived from the provision of community and online entertainment services across various Internet platforms.

Mobile and telecommunications value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services, and other mobile value-added services such as mobile interactive voice response services, ringback tone services, music and image/picture downloads, mobile news and information content services and mobile game services.

Internet value-added services and mobile and telecommunications value-added services are either billed on a monthly subscription basis or on a per transaction/message basis. Certain of these services are delivered to the Group's customers through the platforms of various subsidiaries of mobile operators in the PRC, mainly China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom"), and these operators also collect certain service fees (the "Internet and Mobile Service Fees") on behalf of the Group.

In order to derive the Internet and Mobile Service Fees collected on behalf of the Group by China Mobile and China Unicom, the two mobile operators are entitled to a fixed commission, which is calculated based on agreed percentages of the Internet and Mobile Service Fees received/receivable by them, plus, in certain cases, a fixed per-message adjustment for the excess of messages sent over messages received between the platforms of the Group and these operators (collectively defined as "Mobile and Telecom Charges"). The Mobile and Telecom Charges are withheld and deducted from the gross Internet and Mobile Service Fees collected by the two operators from the users, with the net amounts remitted to the Group.

The Internet and Mobile Service Fees and the Mobile and Telecom Charges, or the net amount of the two, are confirmed and advised by subsidiaries of China Mobile and China Unicom to the Group on a monthly basis.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.19 Revenue recognition (Cont'd)

(a) Internet value-added services and mobile and telecommunications value-added services (Cont'd)

For the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies. Historical data used in estimating revenues include the most recent three-month history of the Internet and Mobile Service Fees actually derived from the operations, the number of subscriptions and the volume of data transmitted between the network gateways of the Group and the mobile operators. Adjustments are made in subsequent periods in the event that the actual revenue amounts are different from the original estimates.

In addition, the Internet value-added services can also be paid through prepaid cards and tokens sold by the Group through non-mobile channels such as sales agents appointed by the Group, telecommunication operators, broadband service providers, Internet cafes and banks. Receipts from the sales of prepaid cards and tokens are deferred and recorded as "deferred revenue" in the consolidated balance sheet. The amounts are recognised as revenue of the Group based on the actual utilization for consumption of the respective services (see also Note 22).

(b) Online advertising

Online advertising revenues are mainly derived from fees for selling advertising space on the Group's websites, instant messaging windows and game portal in the forms of banners, links and logos, etc. and delivery of search-based advertising by various means throughout the community created by the Group.

For advertising contracts based on the actual time period that the advertisements appear on the Group's websites, instant messaging windows or game portal, the revenues are recognised ratably over the period in which the advertisements are displayed.

(c) Interest income

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

(d) Dividend income

Dividend income is recognised when the right to receive payment is established.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.20 Government grants/subsidies

Grants/subsidies from government are recognised at their fair value where there is a reasonable assurance that the grants/subsidies will be received and the Group will comply with all attached conditions.

Under these circumstances, the grants/subsidies are recognised as income or matched with the associated costs which the grants/subsidies are intended to compensate.

2.21 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement or capitalised in the construction in progress on a straight-line basis over the period of the lease.

2.22 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23 Research and development expenses

Research expenditure is recognised as an expense as incurred.

Costs incurred on development projects (relating to the design and testing of new or improved products) are capitalised as intangible assets when recognition criteria are fulfilled. Other development expenditures that do not meet those criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding five years.

Development assets are tested for impairment annually in accordance with IAS 36 - Impairment of Assets.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and price risk), credit risk and interest rate risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a) Market risk

i) Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government.

The proceeds derived from the initial public offering of the Company on the Main Board of the Stock Exchange on 16 June 2004 (the "IPO") are all denominated in Hong Kong Dollars ("HKD"). A large portion of them has already been invested into various investments denominated in US Dollars ("USD"). In addition, the Group is required to pay dividends in HKD in the future when dividends are declared.

The Group's USD and HKD monetary assets as at 31 December 2006 are listed below.

Monetary assets	Currency denomination	As at 31 December 2006 RMB'000	2005 RMB'000
Non-current assets			
Held-to-maturity investments	USD	**234,261**	244,581
Current assets			
Financial assets held for trading	USD	**195,907**	383,887
Term deposits with initial term of over three months	USD	**17,261**	20,409
Term deposits with initial term of over three months	HKD	**314**	316
Cash and cash equivalents	USD	**612,790**	858,974
Cash and cash equivalents	HKD	**99,420**	86,982

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with its deposits and investments. The Group has not used any means to hedge the exposure to foreign exchange risk.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.1 Financial risk factors (Cont'd)

(a) Market risk (Cont'd)

i) Foreign exchange risk (Cont'd)

During the year ended 31 December 2006, the Group suffered exchange losses of approximately RMB41,149,000 (2005: RMB47,304,000) as a result of RMB appreciation. The losses were recorded as finance costs in the consolidated income statement for the year ended 31 December 2006.

ii) Price risk

The Group is exposed to price risk because of investments held by the Group and classified as financial assets held for trading. They are stated at fair value through profit or loss. The Group is not exposed to commodity price risk.

(b) Credit risk

As mentioned in Note 2.19(a), a large portion of Internet and Mobile Service Fees is derived from co-operative arrangements with China Mobile and China Unicom. If the strategic relationship with either mobile operator is terminated or scaled-back; or if the mobile operators alter the co-operative arrangements; or if they experience financial difficulties in paying us, the Group's mobile and telecommunications value-added services and Internet value-added services might be adversely affected in terms of recoverability of receivables.

However, in view of our history of cooperation with the mobile operators and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group's outstanding accounts receivable balances.

(c) Interest rate risk

The Group has no interest-bearing borrowings. The Group's exposure to changes in interest rates is mainly attributable to its interest-bearing assets including held-to-maturity investments, term deposits with initial term of over three months and cash and cash equivalents, details of which have been disclosed in Notes 10, 15 and 16. Other financial assets and liabilities do not have material interest rate risk.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.2 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The nominal value less estimated credit adjustments of accounts receivable and payable are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purpose is estimated by discounting the future contractual cash flows at the current market interest rate that is applicable for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

(a) Recognition of Internet value-added services and mobile and telecommunications value-added services

As mentioned in Note 2.19(a), for the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies.

As at 31 December 2006, the balance of accounts receivable due from China Mobile and China Unicom, which had not been confirmed, was estimated to be RMB51,020,000 (31 December 2005: RMB50,112,000).

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

4.1 Critical accounting estimates and assumptions (Cont'd)

(b) Recognition of share-based compensation expenses

As mention in Note 2.17(c), the Company has granted share options to its employees. The directors have used the Black-Scholes valuation model (the "BS Model") to determine the total fair value of the options granted, which is to be expensed over the vesting period. Significant judgement, such as risk free rate, dividend yield and expected volatility, is required to be made by the directors as the parameters for applying the BS Model (Note 19).

The fair value of options granted for the year ended 31 December 2006 determined using the BS Model was approximately HKD103,161,000 (2005: HKD120,742,000).

In addition, the Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting period ("expected turnover rate of grantees") to determine the amount of share-based compensation expenses charged into income statement. As at 31 December 2006, the expected turnover rate of grantees is assessed to be 87% (31 December 2005: 87%).

(c) Determination of contingent consideration and fair values of identifiable intangible assets arising from the Joymax Acquisition (Note 38(a))

As disclosed in Note 38(a), the Group acquired 100% equity interest in Joymax Development and the business conducted by the Joymax Group (Note 38(a)) during the year. According to the provisions of the acquisition, the purchase consideration is payable by the Group by three installments and the magnitude of the second and third installments (referred to as "Earn-out Considerations") are determined with reference to the net profits of a subsidiary of Joymax Development for the years ended/ending 31 December 2006 and 2007.

In accordance with IFRS 3 - Business Combination, the directors of the Company are required to make best estimate to determine the present value of contingent purchase consideration of the acquisition upon the initial acquisition date. Based on the Group's assessment, the total purchase consideration for the Joymax Acquisition to be approximately RMB205 million, of which approximately RMB181 million was the present value of the Earn-out Considerations as at the acquisition date.

In addition, the acquired identifiable assets and liabilities and contingent liabilities assumed had to be measured at their respective fair values as at the date of acquisition. The difference between the cost of acquisition and the fair value of the Group's share of net assets so acquired should be recognised as goodwill on the balance sheet or recognised in the income statement. In the absence of an active market for the business combination/acquisition transactions undertaken by the Group, in order to determine the fair values of assets acquired and liabilities assumed, the directors of the Company had made their estimates according to valuation results produced by an external valuer.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

4.1 Critical accounting estimates and assumptions (Cont'd)

(c) Determination of contingent consideration and fair values of identifiable intangible assets arising from the Joymax Acquisition (Note 38(a)) (Cont'd)

In accordance with the results stated above, a goodwill of RMB84,432,000 was determined to be arising from the Joymax Acquisition at the acquisition date (Note 38(a)).

IFRS 3 requires that the contingent consideration shall be further assessed based on the results of future events. Based on the 2006 operating results and the 2007 profit forecast of a subsidiary of Joymax Development, the Group re-assessed the present value of Earn-out Considerations as at 31 December 2006 and reduced both the Earn-out Considerations and the related goodwill by RMB62,901,000.

4.2 Critical judgments in applying the Group's accounting policies

Recognition of deferred tax assets

Certain intragroup software and technology sales have been transacted within the Group. The costs of the self-developed software and technology purchased by two subsidiary companies, Tencent Computer and Shiji Kaixuan, from other group companies have been amortised over their contracted useful lives (the "Amortisation") in their local statutory financial statements.

The Amortisation is treated as a deductible expense in ascertaining the assessable profits of Tencent Computer and Shiji Kaixuan following an approval issued by the local tax bureau in 2005. As a result, the Group has recognised deferred tax assets relating to such intragroup software and technology sales. As at 31 December 2006, the carrying amount of the deferred tax assets was approximately RMB130,522,000 (31 December 2005: RMB96,362,000). The directors consider that there would be adequate tax assessable profits to be generated by both Tencent Computer and Shiji Kaixuan in the future in order to utilise such tax benefits recognised and no realisation loss is expected.

5 SEGMENT INFORMATION

(a) Primary reporting format – business segments

For the year ended 31 December 2006, the Group was principally engaged in the provision of the following services:

- Internet value-added services
- Mobile and telecommunications value-added services
- Online advertising

Other operations of the Group mainly comprised provision of trademark licensing and instant messaging services in business enterprise solution. Neither of these constitutes a separately reportable segment.

5 SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format – business segments (Cont'd)

The segment results and other segment items of the Group for the years ended 31 December 2006 and 2005 are presented as follows:

Year ended 31 December 2006	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	1,825,343	700,114	266,684	8,300	2,800,441
Gross profit/(loss)	1,399,152	427,556	172,744	(16,073)	1,983,379
Other gains, net					83,195
Selling and marketing expenses					(293,247)
General and administrative expenses					(610,022)
Operating profit					1,163,305
Finance costs, net					(46,534)
Profit before income tax					1,116,771
Income tax expenses					(52,971)
Profit for the year					1,063,800
Segment assets	439,138	120,155	104,861	12,937	677,091
Unallocated assets					3,973,481
Total assets					4,650,572
Segment liabilities	408,558	34,770	46,149	6,067	495,544
Unallocated liabilities					437,272
Total liabilities					932,816
Other segment items					
Capital expenditure	119,657	162,682	7,287	5,757	295,383
Unallocated capital expenditure					182,738
Total capital expenditure					478,121
Depreciation	42,287	8,584	2,663	2,075	55,609
Unallocated depreciation					50,807
Total depreciation					106,416
Amortisation	-	20,223	-	-	20,223
Unallocated amortisation					7,911
Total amortization					28,134

5 SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format – business segments (Cont'd)

Year ended 31 December 2005	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	786,680	517,265	112,826	9,624	1,426,395
Gross profit/(loss)	555,200	328,001	78,065	(4,740)	956,526
Other gains, net					73,145
Selling and marketing expenses					(197,627)
General and administrative expenses					(347,685)
Operating profit					484,359
Finance costs, net					(47,304)
Profit before income tax					437,055
Income tax benefit					48,307
Profit for the year					485,362
Segment assets	262,311	105,796	22,759	5,450	396,316
Unallocated assets					3,030,806
Total assets					3,427,122
Segment liabilities	281,883	24,412	11,004	3,556	320,855
Unallocated liabilities					177,854
Total liabilities					498,709
Other segment items					
Capital expenditure	90,170	22,322	3,507	3,504	119,503
Unallocated capital expenditure					182,485
Total capital expenditure					301,988
Depreciation	20,848	5,894	936	909	28,587
Unallocated depreciation					26,390
Total depreciation					54,977
Amortisation	-	-	-	-	-
Unallocated amortisation					2,343
Total amortization					2,343

5 SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format – business segments (Cont'd)

There were no transactions between the business segments. Unallocated costs represent corporate expenses.

Segment assets consist primarily of fixed assets and receivables. Segment liabilities comprise operating liabilities and exclude items such as tax and other current liabilities. Capital expenditures represent additions to fixed assets, construction in progress, leasehold land and land use rights and intangible assets. Unallocated assets consist primarily of corporate assets such as held-to-maturity investments, financial assets held for trading, available-for-sale financial assets, prepayments, deposits and other receivables, term deposits with initial term of over three months and cash and cash equivalents. Unallocated liabilities consist primarily of other payables and accruals and tax liabilities.

(b) Secondary reporting format – geographical segments

The Group mainly operates its businesses in the PRC (excluding Hong Kong) and all related assets are located in the PRC. The Group also held financial instruments as investments which were traded in other territories.

	Revenue		Total assets		Capital expenditure	
	2006	2005	**2006**	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000
Operating assets						
- The PRC	**2,800,441**	1,426,395	**3,476,381**	1,821,898	**478,121**	301,988
Investments						
- Hong Kong	**–**	–	**231,386**	282,157	**–**	–
- United States	**–**	–	**566,695**	862,921	**–**	–
- Europe	**–**	–	**301,549**	376,891	**–**	–
- Other countries	**–**	–	**74,561**	83,255	**–**	–
Consolidated	**2,800,441**	1,426,395	**4,650,572**	3,427,122	**478,121**	301,988

Revenue is presented based on the countries/geographical regions in which the services are provided. Segment assets are presented according to where the risks and returns of these assets are located. Assets located in the PRC mainly relate to provision of Internet and mobile value-added services and online advertising. Assets outside PRC are mainly held-to-maturity investments, financial assets held for trading, term deposits and cash and cash equivalents. Capital expenditures are presented according to where the assets are physical located.

6 FIXED ASSETS

	Buildings RMB'000	Computer equipment RMB'000	Furniture and office equipment RMB'000	Motor vehicles RMB'000	Leasehold improvements RMB'000	Total RMB'000
At 1 January 2005						
Cost	–	160,565	9,703	2,591	16,118	188,977
Accumulated depreciation	–	(40,901)	(2,084)	(563)	(3,349)	(46,897)
Net book amount	–	119,664	7,619	2,028	12,769	142,080
Year ended 31 December 2005						
Opening net book amount	–	119,664	7,619	2,028	12,769	142,080
Business combination	–	200	–	–	–	200
Additions	65,762	178,528	5,403	1,131	27,189	278,013
Disposals	–	(103)	(166)	–	–	(269)
Depreciation charge	–	(41,886)	(2,009)	(544)	(10,538)	(54,977)
Closing net book amount	65,762	256,403	10,847	2,615	29,420	365,047
At 31 December 2005						
Cost	65,762	338,462	14,678	3,722	43,307	465,931
Accumulated depreciation	–	(82,059)	(3,831)	(1,107)	(13,887)	(100,884)
Net book amount	65,762	256,403	10,847	2,615	29,420	365,047
Year ended 31 December 2006						
Opening net book amount	**65,762**	**256,403**	**10,847**	**2,615**	**29,420**	**365,047**
Acquisitions of subsidiaries (Note 38(a) & (b))	**–**	**527**	**26**	**–**	**8**	**561**
Additions	**37,137**	**232,819**	**4,734**	**1,809**	**14,480**	**290,979**
Disposals	**–**	**(694)**	**(368)**	**–**	**–**	**(1,062)**
Depreciation charge	**(1,797)**	**(83,033)**	**(1,502)**	**(819)**	**(19,265)**	**(106,416)**
Closing net book amount	**101,102**	**406,022**	**13,737**	**3,605**	**24,643**	**549,109**
At 31 December 2006						
Cost	**102,899**	**569,728**	**19,114**	**5,531**	**56,797**	**754,069**
Accumulated depreciation	**(1,797)**	**(163,706)**	**(5,377)**	**(1,926)**	**(32,154)**	**(204,960)**
Net book amount	**101,102**	**406,022**	**13,737**	**3,605**	**24,643**	**549,109**

7 LEASEHOLD LAND AND LAND USE RIGHTS

	2006	2005
	RMB'000	RMB'000
Opening net book amount	–	–
Additions	**10,206**	–
Amortisation		
- Capitalised in construction in progress	**(188)**	–
Closing net book amount	**10,018**	–

8 INTANGIBLE ASSETS

	Goodwill	**Computer software and technology**	**Non-compete agreements**	**Licenses**	**Media advertising databases**	**Others**	**Total**
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2005							
Cost	–	–	–	–	–	–	–
Accumulated amortization and impairment	–	–	–	–	–	–	–
Net book amount	–	–	–	–	–	–	–
Year ended 31 December 2005							
Opening net book amount	–	–	–	–	–	–	–
Business combination	3,010	6,715	5,865	–	–	67	15,657
Additions	–	7,709	–	–	–	409	8,118
Amortisation charge	–	(1,203)	(1,140)	–	–	–	(2,343)
Closing net book amount	3,010	13,221	4,725	–	–	476	21,432
At 31 December 2005							
Cost	3,010	14,424	5,865	–	–	476	23,775
Accumulated amortization and impairment	–	(1,203)	(1,140)	–	–	–	(2,343)
Net book amount	3,010	13,221	4,725	–	–	476	21,432

8 INTANGIBLE ASSETS (Cont'd)

	Goodwill	Computer software and technology	Non-compete agreements	Licenses	Media advertising databases	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Year ended 31 December 2006							
Opening net book amount	3,010	13,221	4,725	-	-	476	21,432
Acquisitions of subsidiaries (Note 38(a)&(b))	87,358	-	80,525	14,770	17,442	1,189	201,284
Decrease arising from the revision of the Earn-out Considerations of Joymax Acquisition (Note 38(a))	(62,901)	-	-	-	-	-	(62,901)
Additions	-	23,137	-	-	-	581	23,718
Amortisation charge	-	(5,635)	(16,718)	(2,116)	(3,198)	(279)	(27,946)
Closing net book amount	27,467	30,723	68,532	12,654	14,244	1,967	155,587
At 31 December 2006							
Cost	27,467	37,561	86,390	14,770	17,442	2,246	185,876
Accumulated amortisation and impairment	-	(6,838)	(17,858)	(2,116)	(3,198)	(279)	(30,289)
Net book amount	27,467	30,723	68,532	12,654	14,244	1,967	155,587

Amortisation of RMB27,946,000 (2005: RMB2,343,000) was charged to general and administrative expenses for the year ended 31 December 2006.

8 INTANGIBLE ASSETS (Cont'd)

Impairment tests for goodwill

Goodwill is allocated to the Group's CGUs identified according to business segment or the operations of the respective company acquired.

	2006	2005
	RMB'000	RMB'000
Joymax Acquisition (Note (i))	**21,531**	–
Acquisition of Wang Dian (Note (ii))	**2,926**	–
Acquisition of operating assets from Boda Investments Holdings Limited (Note (ii))	**3,010**	3,010
	27,467	3,010

Note:

(i) The acquired Joymax Group is treated as a separate CGU. The recoverable amount of the Joymax Group is determined based on value-in-use calculation. This calculation uses pre-tax cash flow projections based on profit forecast approved by management and is covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rate stated below. The growth rate does not exceed the long-term average growth rate for the business operated by Joymax Group.

The key assumptions used for value-in-use calculation are as follows:

Gross margin (a)	70%
Growth rate (b)	3%
Discount rate (c)	15%

(a) Estimated gross margin

(b) Weighted average growth rate used to extrapolate cash flow beyond five years

(c) Pre-tax discount rate applied to the cash flow projections

Management determined estimated gross margin based on past performance and its expectations for the market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflects specific risks relating to business operated by the Joymax Group.

According to the valuation results produced by an external valuer based on the above assumptions, management considered that there was no impairment charge needed to be made against goodwill arising from Joymax Acquisition as at 31 December 2006.

(ii) Based on the similar assessment made by management, no impairment of goodwill was required as at 31 December 2006.

9 INTERESTS IN SUBSIDIARIES

(a) Investment in subsidiaries

The amount represents investments in equity interests in subsidiaries of the Company. Details are as follows:

	2006 RMB'000	2005 RMB'000
Investments in equity interests:		
- at cost, unlisted	**11**	8
- investments arising from share-based compensation (Note i)	**118,078**	40,109
- amounts due from subsidiaries (Note iii)	**28,272**	28,272
	146,361	68,389

The following is a list of principal subsidiaries of the Company as at 31 December 2006:

Name	Place and date of establishment and nature of legal entity	Particulars of issued/paid-in capital	Percentage of equity interest attributable to the Company				Principal activities
			2006		2005		
			Direct	Indirect	Direct	Indirect	
Tencent Computer	Established on 11 November 1998 in the PRC, private limited liability company	RMB20,000,000	-	**100% (Note ii)**	-	100% (Note ii)	Provision of Internet instant messaging and value-added services and of Internet advertisement service
Tencent Technology	Established on 24 February 2000 in the PRC, wholly foreign owned enterprise	USD2,000,000	-	**100%**	-	100%	Development of computer software and provision of Internet information service
Tencent Limited	Established on 14 March 1997 in BVI, private limited liability company	USD1	**100%**	-	100%	-	Investment holding
Realtime Century Technology Limited	Established on 14 March 1997 in BVI, private limited liability company	USD1	**100%**	-	100%	-	Investment holding

9 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Name	Place and date of establishment and nature of legal entity	Particulars of issued/paid-in capital	Percentage of equity interest attributable to the Company				Principal activities
			2006		2005		
			Direct	Indirect	Direct	Indirect	
Shiji Kaixuan	Established on 13 January 2004 in the PRC, private limited liability company	RMB11,000,000	-	100% (Note ii)	-	100% (Note ii)	Provision of Internet instant messaging and value-added services and of Internet advertisement service
Shidai Zhaoyang	Established on 8 February 2004 in the PRC, wholly foreign owned enterprise	USD500,000	-	100%	-	100%	Provision of technical and management consultancy services
Tencent Asset Management Limited	Established on 7 July 2004 in BVI, private limited liability company	USD100	100%	-	100%	-	Assets management
Best Logistic Developments Limited	Established on 5 May 2004 in BVI, private limited liability company	USD100	100%	-	100%	-	Investment holding
Tencent Technology (Beijing) Company Limited ("Tencent Beijing")	Established on 30 March 2005 in the PRC, wholly foreign owned enterprise	USD1,000,000	-	100%	-	100%	Development of computer software and provision of Internet information services
TCH Theta Limited	Established on 30 August 2005 in BVI, private limited liability company	USD100	100%	-	100%	-	Investment holding
High Morale Developments Limited	Established on 13 October 2005 in Hong Kong, private limited liability company	HKD2	100%	-	100%	-	Provision of VOIP services

9 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Name	Place and date of establishment and nature of legal entity	Particulars of issued/paid-in capital	Percentage of equity interest attributable to the Company				Principal activities
			2006		2005		
			Direct	Indirect	Direct	Indirect	
Joymax Development	Established on 4 January 2005 in BVI, private limited liability company	USD50,000	-	100%	-	-	Investment holding
Beijing Joymax Development Limited ("Joymax Beijing")	Established on 14 June 2005 in the PRC, private limited liability company	USD150,000	-	100%	-	-	Development of computer software and provision of technical consulting services
Beijing Emark Information and Technology Co., Ltd. ("Beijing Emark")	Established on 8 January 2003 in the PRC, private limited liability company	RMB19,000,000	-	100% (Note ii)	-	-	Provision of mobile and telecommunications value-added services
Shenzhen Tenpay Technology Limited ("Tenpay Technology")	Established on 25 August 2006 in the PRC, private limited liability company	RMB100,000,000	-	100%	-	-	Provision of e-Commerce, electronic payment and settlement services
Wang Dian	Established on 5 January 2000 in the PRC, private limited liability company	RMB10,290,000	-	100% (Note ii)	-	-	Provision of mobile and telecommunications value-added services

9 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Note i: The amount represents share-based compensation expenses arising from grant of share options of the Company to employees of subsidiaries in exchange for their services offered to the subsidiaries.

Note ii: As described in Note 1 and Note 38, the Company lacks equity ownership in these subsidiaries. Nevertheless, under certain contractual agreements enacted among the registered owners of these subsidiaries, the Company and its other subsidiaries, the Company controls these companies by way of controlling more than one half of the voting rights of them, governing their financial and operating policies and appointing or removing the majority of the members of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of these companies to the Company. As a result, they are presented as consolidating subsidiaries of the Company.

Note iii: The amounts due from subsidiaries mainly represent advances made for investments in Shidai Zhaoyang, Tencent Beijing and the Foxmail Acquisition (defined in the consolidated financial statements for the year ended 31 December 2005). All these balances are unsecured and interest free and their settlements are neither planned nor likely to occur in the foreseeable future. The directors consider that it is appropriate to treat the balances as quasi equities in these companies and record them as non-current assets of the Company.

(b) Amounts due from/(to) subsidiaries

The amounts due from/(to) subsidiaries represent current account balances within the Group. All balances are unsecured and interest free and are expected to be repayable within one year.

10 HELD-TO-MATURITY INVESTMENTS

The amount as at 31 December 2006 represents two 3-Year notes and one 2-Year note (the "Notes") at variable annual coupon rates over the period of the Notes and with maturity in 2007. Embedded in the Notes are call options (the "Option") which entitle the issuers to repurchase the Notes at par from the Group after specified periods are lapsed until maturity of the Notes. Upon the exercise of the Option, the issuers are required to pay to the Group the principal together with the accrued interest.

There were no disposals or impairment provision made against held-to-maturity investments for the year ended 31 December 2006.

11 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2006 RMB'000	2005 RMB'000
Beginning of the year	**36,073**	–
Additions	**20,367**	36,073
End of the year	**56,440**	36,073
Non-current portion	**56,440**	36,073
Included equity interests in:		
Shenzhen Domain (Note (a))	**29,850**	29,850
GoPets Ltd. ("GoPets") (Note (b))	**23,842**	6,223
Others	**2,748**	–
	56,440	36,073

Note:

(a) The amount represents 19.9% of the equity interest in Shenzhen Domain Computer Network Company Limited ("Shenzhen Domain"), a limited liability company incorporated in the PRC. According to the purchase agreement, the Company is entitled to certain options to acquire additional equity interest up to 60% ("Call options") in Shenzhen Domain from the original owners ("Sellers"), within a specified period, at consideration payable based on the future profit that would be achieved by Shenzhen Domain ("Predetermined Considerations"). In addition, upon the occurrence of certain triggering events, the Sellers may also require the Company to acquire the remaining outstanding equity interest of Shenzhen Domain (the "Put Option") at the Predetermined Considerations.

The directors of the Company consider that, based on the results of consultation with an external valuer according to the requirements of IFRS, the Company cannot reasonably determine and separate the fair values of the Call Options and the Put Option from the total consideration paid by the Group. The effect to the Financial Statements is considered to be immaterial.

(b) The amount represents equity investments in 0.1% of the ordinary shares and 16.8% of the preferred shares in GoPets, a limited liability company incorporated in Korea. The preferred shares are redeemable and convertible into ordinary shares.

Based on the assessment made by the directors, the carrying amounts of above available-for-sale financial assets approximate their fair values and no revaluation reserve or impairment provision was required to be recognised at 31 December 2006 as no significant matter occurred during the year that would lead to material changes in their fair values.

12 ACCOUNTS RECEIVABLE

	2006	2005
	RMB'000	RMB'000
0 - 30 days	180,304	125,323
31 days - 60 days	81,462	30,637
61 days - 90 days	38,450	17,362
Over 90 days but less than a year	99,121	49,432
	399,337	222,754

The Group has no formal credit periods communicated to its major customers but the customers usually settle the amounts due to it within a period of 30 to 90 days. A substantial balance of the receivable balances as at 31 December 2006 and 31 December 2005 were due from China Mobile, China Unicom and China Telecommunications Corporation and their respective branches, subsidiaries and affiliates. The directors consider that the carrying value of the receivable balance approximates its fair value as at 31 December 2006.

13 PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2006	2005
	RMB'000	RMB'000
Prepaid expenses	17,301	9,318
Advances to suppliers	4,100	5,897
Rental deposits and other deposits	32,131	7,800
Interest receivable	20,349	3,569
Staff advances	3,034	908
Refundable value added tax ("VAT") (Note)	28,000	–
Others	8,853	5,078
	113,768	32,570

Note: According to a notice of the relevant government authorities in the PRC, Caishui 2000 No. 25, the portion of VAT paid in excess of 3% of the consideration of the software products developed and sold by an ordinary VAT payer would be immediately refunded by the tax bureau ("Tax Rebate"). During the year, certain intragroup software sales had been transacted within the Group, and this resulted in Tax Rebate of approximately RMB37,800,000 (2005: RMB7,000,000). The amounts as at 31 December 2006 represented the amounts not yet settled by the local tax authority.

In addition, the respective VAT paid/payable in these intragroup transactions, net of the amounts of Tax Rebate receivable, in the amount of approximately RMB8,100,000 (2005: RMB1,500,000) (Note 27), had been recorded as part of the general and administrative expenses of the Group during the year.

14 FINANCIAL ASSETS HELD FOR TRADING

	2006	2005
	RMB'000	RMB'000
Investment portfolio (Note)	156,645	302,948
Floating rate debt instruments (Note)	39,262	80,939
	195,907	383,887

Note: The fair values of the respective underlying financial instruments in the portfolio and the floating rate debt instruments as at 31 December 2006 were determined with reference to the respective published price quotations in an active market.

Changes in fair values of financial assets held for trading are recorded in "Other gains, net" in the income statement. Movements in financial assets held for trading have been presented as changes in operating activities in the consolidated cash flow statement of the Group (Note 35).

15 TERM DEPOSITS WITH INITIAL TERM OF OVER THREE MONTHS

The effective interest rates of the term deposits of the Group and the Company with initial term of over three months for the year ended 31 December 2006 were 2.20% (2005: 2.15%) and 5.24% (2005: 2.75%), respectively.

As at 31 December 2006, the Group's term deposits denominated in USD and HKD with initial term of over three months are presented in Note 3.1(a). The term deposit balance of the Company denominated in USD as at 31 December 2006 was RMB15,618,000 (2005: RMB20,176,000).

16 CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cash at bank and in hand	**1,239,663**	1,170,360	**59,490**	52,672
Term deposits with initial term within three months	**604,657**	405,684	**7,904**	9,684
	1,844,320	1,576,044	**67,394**	62,356

The effective interest rates of the term deposits of the Group and the Company with initial term within three months for the year ended 31 December 2006 were 1.73% (2005: 1.66%) and 5.00% (2005: 3.15%), respectively.

Details of the balances maintained by the Group which were denominated in USD and HKD as at 31 December 2006 are presented in Note 3.1(a). Approximately RMB1,132,110,000 (2005: RMB630,088,000) of the total balance was denominated in RMB and deposited with banks in the PRC. The balances maintained by the Company denominated in USD and HKD were RMB11,168,000 (2005: RMB11,281,000) and RMB56,226,000 (2005: RMB51,075,000), respectively as at 31 December 2006. The Company had no material balance denominated in RMB.

17 SHARE CAPITAL, SHARE PREMIUM AND SHARE-BASED COMPENSATION RESERVE

	Number of ordinary shares	Issued share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Total RMB'000
At 1 January 2005	1,764,904,410	192	1,777,721	5,583	1,783,496
Employees share option scheme:					
- value of employee services	–	–	–	34,526	34,526
- number of shares issued and proceeds received	18,605,658	1	11,408	–	11,409
Repurchase and cancellation of shares	(14,266,000)	(1)	(123,085)	–	(123,086)
At 31 December 2005 / 1 January 2006	**1,769,244,068**	**192**	**1,666,044**	**40,109**	**1,706,345**
Employees share option scheme:					
- value of employee services	–	–	–	**77,969**	**77,969**
- number of shares issued and proceeds received (Note)	**17,564,700**	**2**	**34,052**	–	**34,054**
Repurchase and cancellation of shares	**(18,357,000)**	**(2)**	**(241,076)**	–	**(241,078)**
At 31 December 2006	**1,768,451,768**	**192**	**1,459,020**	**118,078**	**1,577,290**

The total authorised number of ordinary shares is 10,000,000,000 shares (2005: 10,000,000,000 shares) with par value of HKD0.0001 per share (2005: HKD0.0001 per share).

As at 31 December 2006, all issued shares were fully paid.

Note: During the year of 2006, a total of 12,377,973 Pre-IPO options were exercised at exercise prices ranging from USD0.0497 to USD0.4396 (Note 19(b)). In addition, a total of 5,186,727 Post-IPO options were exercised at exercise prices ranging from HKD3.6650 to HKD 8.3500 (Note 19(b)).

18 OTHER RESERVES

(a) Group

		PRC statutory reserves			
	Capital reserve	Statutory surplus reserve fund (Note)	Statutory public welfare fund (Note)	Reserve fund (Note)	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2005	20,000	10,000	14,175	8,267	52,442
Profit appropriations to statutory reserves	–	171	13,996	–	14,167
Balance at 31 December 2005/ 1 January 2006	**20,000**	**10,171**	**28,171**	**8,267**	**66,609**
Profit appropriations to statutory reserves	–	**4,100**	**6,078**	**4,138**	**14,316**
Balance at 31 December 2006	**20,000**	**14,271**	**34,249**	**12,405**	**80,925**

Note: In accordance with the Companies Laws of the PRC and the provisions of the articles of association of subsidiaries with limited liabilities in the PRC, appropriation of net profits (after offsetting accumulated losses from prior years) should be made by these companies to their respective Statutory Surplus Reserve Funds, the Statutory Public Welfare Funds and the Discretionary Reserve Funds before distributions are made to the owners. The percentages of appropriation to Statutory Surplus Reserve Fund and Statutory Public Welfare Fund are 10% and 5 - 10%, respectively. The amount to be transferred to the Discretionary Reserve Fund is determined by the equity owners meetings of these companies. When the balance of the Statutory Surplus Reserve Fund reaches 50% of the paid up/registered capital, such transfer needs not be made. Both the Statutory Surplus Reserve Fund and Discretionary Reserves Fund can be capitalised as capital of an enterprise, provided that the remaining Statutory Surplus Reserve Fund shall not be less than 25% of the registered capital. However, the Statutory Public Welfare Fund is only available to provide collective staff welfare benefits. As at 31 December 2006, the balance of the Statutory Surplus Reserve Fund of Tencent Computer has reached 50% of the paid up/registered capital.

18 OTHER RESERVES (Cont'd)

(a) Group (Cont'd)

In addition, in accordance with the Law of the PRC on Enterprises with Foreign Investments and the provisions of the articles of association of wholly owned foreign subsidiaries in the PRC, appropriation from net profit (after offsetting accumulated losses brought forward from prior years) should be made by these companies to their respective Reserve Funds and Staff Bonus and Welfare Funds before distributions are made to the owners. The percentage of net profit to be appropriated to the Reserve Fund is not less than 10% of the net profit. The percentage to be appropriated to the Staff Bonus and Welfare Fund is determined by the boards of directors of these companies. When the balance of the Reserve Fund reaches 50% of the paid up share capital, such transfer needs not be made. As at 31 December 2006, the balances of the Reserve Fund of Tencent Technology and Tencent Beijing have reached 50% of the paid up share capital.

The Staff Bonus and Welfare Fund is designated for funding the payments of special bonuses approved for employees and collective staff welfare benefits. With an approval obtained from their respective boards of directors of these companies, the Reserve Fund can be used to offset accumulated deficit or to increase capital.

(b) Company

During the year ended 31 December 2004, the Company transferred all its equity investment (the "Transfer") in its wholly owned subsidiary, Tencent Technology, to another wholly owned subsidiary at a consideration of USD1 (equivalent to approximately RMB8). Since it was a reorganisation under common control of the same shareholder, the difference between the original cost of investment in Tencent Technology and the consideration received by the Company for the Transfer in the amount of RMB16,534,000 was recorded as a debit to the capital reserve of the Company and no gain or loss had been recognised by the Company in the transaction.

19 SHARE OPTION

(a) Share option schemes

The Company has adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

(i) Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")

Under the Pre-IPO Option Scheme, the board of directors of the Company granted options to eligible employees of the Group, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options were granted under the Pre-IPO Option Scheme was not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option was made. The number of ordinary shares in respect of which options were granted to any individual was not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. As at the effective date of the IPO of the Company on 16 June 2004, all options under this scheme had been granted.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. All the options are exercisable by installments from the commencement of the relevant vesting period until 31 December 2011.

(ii) Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The board of directors of the Company may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option Scheme.

The options either vest in four or five equal tranches. The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment or the date of grant, respectively. The options vest in five equal tranches after the expiration of a 12-month, 24-month, 36-month, 48-month and 60-month period beginning on the date of the grant, respectively. The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

19 SHARE OPTION (Cont'd)

(a) Share option schemes (Cont'd)

(ii) Post-IPO Share Option Scheme (the "Post-IPO Option Scheme") (Cont'd)

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO.

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in species) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to: (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

(b) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		Post-IPO Option Scheme		Total
	Average exercise price	No. of options	Average exercise price	No. of options	number of options
At 1 January 2005	USD 0.0849	50,406,917	HKD 3.6650	6,300,961	56,707,878
Granted	–	–	HKD 6.3772	48,209,268	48,209,268
Exercised	USD 0.0661	(18,189,710)	HKD 3.6650	(415,948)	(18,605,658)
Lapsed	USD 0.2069	(642,850)	HKD 4.6071	(2,800,635)	(3,443,485)
At 31 December 2005	USD 0.0933	31,574,357	HKD 6.1627	51,293,646	82,868,003
At 1 January 2006	**USD 0.0933**	**31,574,357**	**HKD 6.1627**	**51,293,646**	**82,868,003**
Granted	**–**	**–**	**HKD 13.5351**	**18,433,600**	**18,433,600**
Exercised	**USD 0.0799**	**(12,377,973)**	**HKD 4.8948**	**(5,186,727)**	**(17,564,700)**
Lapsed	**USD 0.1967**	**(189,420)**	**HKD 5.2645**	**(2,177,744)**	**(2,367,164)**
At 31 December 2006	**USD 0.1010**	**19,006,964**	**HKD 8.4787**	**62,362,775**	**81,369,739**

During the year ended 31 December 2006, no share options were granted to the directors of the Company or any consultants (2005: Nil).

19 SHARE OPTION (Cont'd)

(c) Outstanding share options

Out of the 81,369,739 options outstanding as at 31 December 2006 (2005: 82,868,003 options), 21,697,357 options (2005: 23,278,348 options) were currently exercisable. Options exercised for the year ended 31 December 2006 resulted in 17,564,700 ordinary shares issued (Note 17). The related weighted average price of share at the time of exercise was HKD15.2724 (equivalent to approximately RMB15.3442) per share.

Details of the expiry dates, exercise price and the respective number of share options which remained outstanding as at 31 December 2006 and 2005 are as follows:

Expiry Date	Range of exercise price	Number of options 2006	Number of options 2005
31 December 2011	USD0.0497	**13,734,725**	23,774,550
(Pre-IPO options)	USD0.1967-USD0.4396	**5,272,239**	7,799,807
10 years commencing from the adoption date of 24 March 2004 (Post-IPO options)	HKD3.665-HKD18.10	**62,362,775**	51,293,646
		81,369,739	82,868,003

(d) Fair values of options

The fair values of the options granted to the employees, determined using the BS Model, during the period from 1 January 2005 to 31 December 2006 are as follows:

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
26/1/2005	HKD27,864,000	16,006,530	HKD 4.4850	HKD 4.4750	3.305%	1.4%	55%	Based on the commencement date of employment or based on option grant date (Note (iv)&(v))
3/2/2005	HKD8,360,000	4,513,600	HKD 4.8000	HKD 4.8000	3.349%	1.4%	55%	Based on option grant date (Note (v))

19 SHARE OPTION (Cont'd)

(d) Fair values of options (Cont'd)

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
23/3/2005	HKD1,489,000	660,000	HKD 5.5500	HKD 5.5500	4.199%	1.4%	55%	Based on option grant date or based on the commencement date of employment (Note (iv) & (v))
6/4/2005	HKD1,954,000	810,918	HKD 5.6700	HKD 5.5500	4.086%	1.4%	55%	Based on the commencement date of employment (Note(iv))
19/5/2005	HKD1,222,000	500,000	HKD 5.6000	HKD 5.6000	3.793%	1.4%	55%	Based on the commencement date of employment (Note(iv))
7/7/2005	HKD9,961,000	4,799,920	HKD 6.0100	HKD 5.9000	3.463%	1.4%	50%	Based on option grant date (Note (v))
19/10/2005	HKD16,535,000	5,365,000	HKD 8.2400	HKD 8.0000	4.176%	1.4%	55%	Based on option grant date (Note (v))
20/12/2005	HKD51,437,000	15,053,300	HKD 8.3500	HKD 8.3500	4.219%	1.4%	58%	Based on option grant date (Note (v))
20/12/2005	HKD1,920,000	500,000	HKD 8.3500	HKD 8.3500	4.219%	1.4%	58%	Based on option grant date (Note (vi))
23/3/2006	HKD51,697,000	10,950,000	HKD 11.55	HKD 11.55	4.40%	1.4%	57%	Based on option grant date (Note (v))
17/07/2006	HKD27,083,000	4,073,600	HKD 15.05	HKD 15.05	4.72%	1.16%	58%	Based on option grant date (Note (v))

19 SHARE OPTION (Cont'd)

(d) Fair values of options (Cont'd)

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
13/10/2006	HKD4,121,000	600,000	HKD 18.10	HKD 18.10	3.94%	1.16%	49%	Based on option grant date (Note (v))
13/10/2006	HKD20,260,000	2,810,000	HKD 18.10	HKD 18.10	3.94%	1.16%	49%	Based on option grant date (Note (vii))

Note:

(i) The risk free rate was determined based on the yield to maturity of Hong Kong Government Bonds with maturity in December 2011 or June 2012 as at the date of valuation.

(ii) Dividend yield is calculated using the average price to earnings ratio of 17 of comparable companies and a dividend payout ratio ranging from 10% to 25% or estimated based on the Company's historical dividend yield.

(iii) Volatility, measured as the standard deviation of expected share price returns, is determined based on the average daily trading price volatility of the shares of the Company and comparable companies since their IPO to the valuation date.

(iv) For options granted with exercisable date determined based on the commencement date of employment, the first 25% of the options can be exercised two years after the commencement date, and 25% each of the total options will become exercisable in each subsequent year.

(v) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the option can be exercised one year after the grant date, and 25% each of the total options will become exercisable in each subsequent year.

(vi) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the option can be exercised two years after the grant date, and 25% each of the total options will become exercisable in each subsequent year.

(vii) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised one year after the grant date, and 20% each of the total options will become exercisable in each subsequent year.

(e) Expected turnover rate of grantees

The expected yearly percentage of employees that will stay within the Group at the end of the vesting period is estimated with reference to the historical employee information, which is assessed to be 87%. The rate has been used to determine the amount of share-based compensation expenses reported in the consolidated financial statements.

20 ACCOUNTS PAYABLES

Accounts payable and their ageing analysis are as follows:

	2006	2005
	RMB'000	RMB'000
0 - 30 days	**24,254**	8,704
31 days - 60 days	**2,894**	15,126
61 days - 90 days	**2,638**	25
Over 90 days but less than a year	**9,148**	1,700
	38,934	25,555

21 OTHER PAYABLES AND ACCRUALS

	2006	2005
	RMB'000	RMB'000
Current portion of present value of Earn-out Considerations payable of the Joymax Acquisition	**39,951**	–
Staff costs and welfare accruals	**201,204**	100,097
Marketing and administrative expenses accruals	**85,791**	40,062
Prepayments received from customers	**44,985**	25,153
Deposits from customer-to-customer business	**30,035**	2,206
Professional fees accruals	**11,105**	10,223
Others	**31,316**	18,446
	444,387	196,187

22 DEFERRED REVENUE

Deferred revenue mainly represents service fees prepaid by customers for certain Internet value-added services in the forms of prepaid cards and tokens of which the related services have not been rendered as at 31 December 2006.

23 DEFERRED INCOME TAXES

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The gross movements of the deferred income tax account were as follows:

	2006	2005
	RMB'000	RMB'000
At beginning of year	**95,552**	–
Acquisition of subsidiaries (Note 38(a)&(b))	**(13,731)**	–
Credit to income statement	**63,983**	110,234
Charge to income statement	**(32,103)**	(14,682)
At end of year	**113,701**	95,552

The movements of deferred tax assets were as follows:

Deferred tax assets:

	Deferred tax assets arising from intra-group software and technology sales
	RMB'000
At 1 January 2005	–
Credit to income statement	110,020
Charge to income statement	(13,658)
At 31 December 2005	**96,362**
Credit to income statement	**62,385**
Charge to income statement	**(28,225)**
At 31 December 2006	**130,522**

23 DEFERRED INCOME TAXES (Cont'd)

The deferred tax assets recognised are related to the temporary differences arising from certain intra-group software and technology sales transactions enacted (Note 4.2). The credits to the income taxes represent originating temporary differences arising from these software sales while the charge to income statement represents the reversal of the temporary differences as a result of the amortisation of the costs of these softwares and technologies.

The movements of deferred tax liabilities were as follows:

Deferred tax liabilities:

	Transfer of surplus cash RMB'000 (Note)	Intangible assets acquired in business combination at fair values RMB'000	Total RMB'000
At 1 January 2005	–	–	–
Credit to income statement	214	–	214
Charge to income statement	(1,024)	–	(1,024)
At 31 December 2005	**(810)**	–	**(810)**
Acquisition of subsidiaries (Note 38(a)&(b))	–	**(13,731)**	**(13,731)**
Credit to income statement	–	**1,598**	**1,598**
Charge to income statement	**(3,878)**	–	**(3,878)**
At 31 December 2006	**(4,688)**	**(12,133)**	**(16,821)**

Note: The Group recognised deferred tax liabilities in respect of the relevant taxes that may arise from the transfer of surplus cash generated from profits derived from Tencent Computer and Shiji Kaixuan, in which the Company has indirect beneficial interests, to the Company and its other subsidiaries.

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits in probable. The Group did not recognise deferred income tax assets of approximately RMB5,062,000 in respect of losses amounting to approximately RMB21,469,000 that can be carried forward against future taxable income.

24 LONG TERM PAYABLE

The long term payable represents the non-current portion of the present value of Earn-out Considerations payable as at 31 December 2006 of the Joymax Acquisition, which is expected to be paid by the Group after 31 December 2007.

25 COST OF REVENUES

Cost of revenues mainly comprises the Mobile and Telecom Charges (mentioned in Note 2.19(a)), bandwidth and server custody fees, staff costs, sharing and content subscription costs incurred in deriving the revenues.

26 OTHER GAINS, NET

	2006	2005
	RMB'000	RMB'000
Interest income	**75,782**	45,355
Fair value gains on financial assets held for trading	**12,202**	17,308
Government subsidies	**15,231**	9,750
Donation to a charity fund (Note)	**(20,000)**	–
Others	**(20)**	732
	83,195	73,145

Note: During the year ended 31 December 2006, the Group made a donation to a charity fund established by the Group.

27 EXPENSES BY NATURE

	2006 RMB'000	2005 RMB'000
Employee benefits expenses (Note) (Note 28)	**584,789**	344,460
Mobile and telecommunications charges and bandwidth and server custody fees	**462,634**	279,699
Promotion and advertising expenses	**155,696**	91,066
Depreciation of fixed assets (Note)	**106,416**	54,977
Travelling and entertainment expenses	**66,990**	51,884
Amortisation of intangible assets	**27,946**	2,343
Operating lease rentals in respect of office buildings	**38,775**	23,143
VAT paid upon transfer of software within the Group (Note 13)	**8,100**	1,500
Loss on disposals of fixed assets	**1,062**	108
Other expenses	**267,923**	166,001
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**1,720,331**	1,015,181

Note: Research and development expenses for the year ended 31 December 2006 were RMB297,320,000 (2005: RMB162,544,000) which included employee benefit expenses of RMB247,986,000 and depreciation of fixed assets of RMB40,216,000 (2005: RMB136,424,000 and RMB20,573,000) respectively.

The Group did not capitalise any research and development expenses for the year ended 31 December 2006 (2005: Nil).

28 EMPLOYEE BENEFITS EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	2006	2005
	RMB'000	RMB'000
Wages, salaries and bonuses	**454,312**	278,025
Welfare, medical and other expenses	**28,120**	20,256
Share-based compensation expenses	**77,736**	34,526
Contributions to pension plans (Note)	**18,341**	9,703
Training expenses	**6,280**	1,950
	584,789	344,460

Note: All local employees of the subsidiaries in the PRC participate in employee social security plans enacted in the PRC, which cover pension, medical and other welfare benefits. The plans are organised and administered by the governmental authorities. Except for the welfare benefits provided by these social security plans, the Group has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to a certain ceiling, and are paid to the respective labour and social welfare authorities. Contributions to the plans are expensed as incurred. The applicable percentages used to provide for insurance premium and welfare benefit funds are listed below.

	Percentage
Pension insurance	9 - 23%
Medical insurance	6.5 - 12%
Unemployment insurance	0.4 - 2%

29 DIRECTORS' EMOLUMENTS

The aggregate amounts of emoluments paid/payable to directors of the Company for the year ended 31 December 2006 and 2005 are as follows:

	2006	2005
	RMB'000	RMB'000
Fees - independent non-executive directors	**603**	624
Salaries, bonuses, allowances and benefits in kind	**13,341**	8,310
Contributions to pension plans	**34**	30
	13,978	8,964
Number of directors		
- with emoluments	**5**	5
- without emoluments	**2**	2
Number of directors	**7**	7

During the year, no share option had been granted to the directors (2005: Nil).

The remuneration of every director for the year ended 31 December 2006 is set out below.

Name of director	**Fees**	**Salaries, bonuses, allowances and benefits in kind**	**Contributions to pension plans**	**Total**
	RMB'000	**RMB'000**	**RMB'000**	**RMB'000**
Ma Huateng	–	**7,028**	**17**	**7,045**
Zhang Zhidong	–	**6,313**	**17**	**6,330**
Iain Ferguson Bruce	**201**	–	–	**201**
Ian Charles Stone	**201**	–	–	**201**
Li Dong Sheng	**201**	–	–	**201**
Antonie Andries Roux	–	–	–	–
Charles St Leger Searle	–	–	–	–
	603	**13,341**	**34**	**13,978**

29 DIRECTORS' EMOLUMENTS (Cont'd)

The remuneration of every director for the year ended 31 December 2005 is set out below.

Name of director	Fees	Salaries, bonuses, allowances and benefits in kind	Contributions to pension plans	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Ma Huateng	–	4,155	15	4,170
Zhang Zhidong	–	4,155	15	4,170
Iain Ferguson Bruce	208	–	–	208
Ian Charles Stone	208	–	–	208
Li Dong Sheng	208	–	–	208
Antonie Andries Roux	–	–	–	–
Charles St Leger Searle	–	–	–	–
	624	8,310	30	8,964

No director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office. No director waived or has agreed to waive any emoluments during the year (2005: Nil).

30 FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Group during the year included two (2005: two) directors whose details have been reflected in the analysis presented above (Note 29). The emoluments payable to the remaining three (2005: three) individuals during the year are as follows:

	2006	2005
	RMB'000	RMB'000
Salaries, bonuses, allowances and benefits in kind	**12,930**	10,764
Share-based compensation expenses charged to income statement	**12,858**	3,652
Contributions to pension plans	**49**	45
	25,837	14,461

The emoluments fell within the following bands:

	Number of individuals	
	2006	2005
Emolument bands		
RMB3,516,451- RMB4,018,800 (equivalent to HKD3,500,001 - HKD4,000,000)	-	1
RMB4,018,801- RMB4,521,150 (equivalent to HKD4,000,001 - HKD4,500,000)	-	1
RMB5,023,501- RMB5,525,850 (equivalent to HKD5,000,001 – HKD5,500,000)	1	-
RMB6,028,201 - RMB6,530,550 (equivalent to HKD6,000,001 – HKD6,500,000)	-	1
RMB8,037,601- RMB8,539,950 (equivalent to HKD8,000,001 – HKD8,500,000)	1	-
RMB12,056,401 – RMB12,558,750 (equivalent to HKD12,000,001 – HKD12,500,000)	1	–

31 FINANCE COSTS

	2006	2005
	RMB'000	RMB'000
Interest expenses	**5,385**	–
Exchange losses	**41,149**	47,304
	46,534	47,304

Interest expenses mainly arose from the discounting of Earn-out Considerations of the Joymax Acquisition. The exchange losses mainly arose from the translations of non-RMB denominated monetary assets.

32 TAX EXPENSES

(a) Income tax

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the year ended 31 December 2006 (2005: Nil).

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended 31 December 2006 (2005: Nil).

(iii) PRC Enterprise Income Tax ("EIT")

EIT is provided on the assessable income of entities within the Group incorporated in the PRC, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Subsidiaries established in the Shenzhen Special Economic Zone and Beijing High Technology Zone, the PRC, are subject to EIT at a rate of 15%. Wang Dian which was established in Nanjing of the PRC is subject to EIT at a rate of 33%.

Tencent Technology was approved by the relevant tax authorities as an enterprise with foreign investment with productive sales income under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Accordingly, Tencent Technology is exempt from EIT for two years commencing from the first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income. 2003 is the first profit-making year of Tencent Technology. During the current year, it adopted a rate of 15% (2005: 15%) in accruing its EIT liability and will revise it to 7.5% in the subsequent period when approval is obtained from the local tax bureau. The treatment is consistent with that of 2005.

32 TAX EXPENSES (Cont'd)

(a) Income tax (Cont'd)

(iii) PRC Enterprise Income Tax ("EIT") (Cont'd)

Shiji Kaixuan is exempt from EIT for two years starting from the first year of operation according to the provisions stipulated in the tax circular, Shenguoshuifujianmian 2004 No. 0272. 2004 was the first year of operation of Shiji Kaixuan and accordingly, EIT was levied at 15% on its assessable profits for the year ended 31 December 2006 (2005: Nil).

Tencent Beijing was incorporated in Beijing High Technology Zone, the PRC as a hi-tech enterprise. According to the special tax incentives granted by the local tax authority in Beijing, Tencent Beijing is exempt from EIT for three years starting from the first year of commercial operation followed by a 50% reduction for the next three years. 2005 is the first year of operation for Tencent Beijing and accordingly, no provision for EIT was required for the year ended 31 December 2006 (2005: Nil).

Beijing Emark was registered in the Beijing High Technology Zone, the PRC as a hi-tech enterprise. According to the special tax incentives granted by the local tax authority in Beijing, it is exempt from EIT for three years starting from the first year of commercial operation followed by a 50% reduction for the next three years. 2003 is the first year of operation for Beijing Emark. Therefore, EIT is levied at 7.5% on its assessable profits for 2006 (2005: Nil).

The income tax charges/(credits) of the Group for the year ended 31 December 2006 and 2005 are analysed as follows:

	2006	2005
	RMB'000	RMB'000
PRC current tax	**84,851**	47,245
Deferred income taxes (Note 23)	**(31,880)**	(95,552)
	52,971	(48,307)

32 TAX EXPENSES (Cont'd)

(a) Income tax (Cont'd)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	2006	2005
	RMB'000	RMB'000
Profit before income tax	**1,116,771**	437,055
Tax calculated at a tax rate of 15% (2005: 15%)	**167,516**	65,558
Effect of different tax rates available to different companies of the Group	**22,878**	7,363
Effects of tax holiday on assessable profits of subsidiaries incorporated in the PRC	**(152,591)**	(38,021)
Expenses not deductible for tax purposes	**14,877**	9,463
Unrecognised tax losses	**291**	2,728
Utilisation of previously unrecognised tax assets/ deferred tax assets not recognised	–	(6,760)
Recognition of previously unrecognised deferred tax assets (Note 4.2(a))	–	(88,638)
Tax charge/(credit)	**52,971**	(48,307)

(b) VAT, business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	**Tax rate**	**Basis of levy**
VAT	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

33 EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2005
	RMB'000	RMB'000
Profit attributable to the equity holders of the Company for the year	**1,063,800**	485,362
Weighted average number of ordinary shares in issue (thousands)	**1,764,337**	1,772,495
Basic earnings per share (EPS) (RMB per share)	**0.603**	0.274

33 EARNINGS PER SHARE (Cont'd)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	2006	2005
	RMB'000	RMB'000
Profit attributable to the equity holders of the Company for the year	**1,063,800**	485,362
Weighted average number of ordinary shares in issue (thousands)	**1,764,337**	1,772,495
Adjustments for share options (thousands)	**54,198**	46,482
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousands)	**1,818,535**	1,818,977
Diluted EPS (RMB per share)	**0.585**	0.267

34 DIVIDENDS

The dividends paid in 2006 and 2005 were RMB145,402,000 and RMB132,181,000, respectively (Note 35(b)). A final dividend in respect of the year ended 31 December 2006 of HKD0.12 (2005: HKD0.08) per share, was proposed pursuant to a resolution passed by the Board on 21 March 2007 and subject to the approval of the shareholders in the annual general meeting to be held on 16 May 2007. These financial statements do not reflect this dividend payable.

35 CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of net profit to net cash inflow from operating activities:

	2006 RMB'000	2005 RMB'000
Profit for the year	1,063,800	485,362
Adjustments for:		
Income tax expenses/(benefit)	52,971	(48,307)
Depreciation of fixed assets	106,416	54,977
Amortisation of intangible assets	27,946	2,343
Loss on disposals of fixed assets	1,062	108
Fair value gains on financial assets held for trading	(12,202)	(17,308)
Interest income	(75,782)	(45,355)
Interest expenses	5,385	-
Share-based compensation expenses	77,736	34,526
Exchange losses	41,149	19,713
Changes in working capital:		
Inventories	181	2,647
Accounts receivable	(158,048)	(30,029)
Prepayments, deposits and other receivables	(60,463)	14,846
Financial assets held for trading	200,182	300,321
Accounts payable	10,732	466
Other payables and accruals and other tax liabilities	207,552	72,410
Deferred revenue	85,204	170,913
Cash generated from operations	1,573,821	1,017,633

In the consolidated cash flow statement, proceeds from disposals of fixed assets comprise:

	2006 RMB'000	2005 RMB'000
Net book amount	1,062	269
Loss on disposals of fixed assets	(1,062)	(108)
Proceeds from disposals of fixed assets	-	161

35 CONSOLIDATED CASH FLOW STATEMENTS (Cont'd)

(b) Analysis of changes in financing during the years are as follows:

	Dividends payable RMB'000	**Share capital including premium** RMB'000	**Total** RMB'000
At 1 January 2005	145	1,781,094	1,781,239
Proceeds from issue of shares and share options	–	11,409	11,409
Payments for share issuance expenses	–	(3,181)	(3,181)
Payments for repurchase of issued shares	–	(123,086)	(123,086)
Proposed dividends	132,036	–	132,036
Payment of dividends	(132,181)	–	(132,181)
At 31 December 2005 / 1 January 2006	–	**1,666,236**	**1,666,236**
Proceeds from issue of shares and share options	–	**34,054**	**34,054**
Payments for repurchase of issued shares	–	**(241,078)**	**(241,078)**
Proposed dividends	**145,402**	–	**145,402**
Payment of dividends	**(145,402)**	–	**(145,402)**
At 31 December 2006	–	**1,459,212**	**1,459,212**

(c) Major non-cash transactions

There were no material non-cash transactions for the year ended 31 December 2006.

36 CONTINGENCIES

Save as disclosed in Note 38(a), the Group has no material contingent liabilities outstanding as at 31 December 2006.

37 COMMITMENTS

(a) Capital commitments

Capital commitments as at the balance sheet date are analysed as follows:

	2006 RMB'000	2005 RMB'000
Contracted:		
Construction of buildings	**16,523**	–
Purchase of other fixed assets	**10,546**	13,491
	27,069	13,491
Authorised but not contracted:		
Construction of buildings	**773,918**	80,702
	800,987	94,193

(b) Operating lease commitments

The future aggregate minimum lease payments committed or authorised under operating leases in respect of buildings are as follows:

	2006 RMB'000	2005 RMB'000
Not later than one year	**25,710**	20,519
Later than one year and not later than five years	**34,513**	5,458
Later than five years	**8,515**	–
	68,738	25,977

37 COMMITMENTS (Cont'd)

(c) Other commitments

The future aggregate authorised minimum lease payments under bandwidth and server custody leases are as follows:

	2006 RMB'000	2005 RMB'000
Contracted:		
Not later than one year	**42,961**	37,190
Later than one year and not later than five years	**8,521**	81
	51,482	37,271

38 BUSINESS COMBINATIONS

(a) Acquisition of 100% equity interest of Joymax Development

Joymax Development, which was established in the British Virgin Islands on 4 January 2005, and its subsidiaries are providers of mobile and telecommunications value-added services to users in the PRC. The operations of Joymax Group were initially conducted through Beijing Emark, a limited liability company established in the PRC, which is owned by certain individual owners.

Based on the provisions of certain contractual arrangements enacted among Joymax Group, the decision making rights and operating and financing activities of Beijing Emark are ultimately controlled by Joymax Development. Joymax Development and its direct subsidiary are also entitled to substantively all of the operating profits and residual benefits generated by Beijing Emark under these agreements. As a result, Beijing Emark is accounted for as a subsidiary of the Joymax Group.

On 15 January 2006, TCH Theta Limited, a subsidiary of the Company, entered into an agreement with the equity owners of Joymax Development and Beijing Emark and its equity owners to acquire all the equity interest of Joymax Development and the business conducted by the Joymax Group (the "Joymax Acquisition").

According to the terms of the agreement, the total consideration of the acquisition is payable by three installments. The initial consideration is determined based on the aggregate amount of net tangible assets reported in the accounting books of Beijing Emark as at 31 December 2005 and the amount of paid-in capital of a subsidiary of Joymax Development contributed by Joymax Development. The second and third installments (referred to as "Earn-out Considerations") to certain multiples of the operating results to be achieved by Beijing Emark for the years ended/ending 31 December 2006 and 2007, respectively.

As a result of the Joymax Acquisition, companies within Joymax Group became wholly owned subsidiaries of the Company on 24 January 2006.

The acquired business contributed to the Group a revenue of RMB107,283,000 and net profit of RMB16,550,000 for the period from 24 January 2006 (date of acquisition) to 31 December 2006.

38 BUSINESS COMBINATIONS (Cont'd)

(a) Acquisition of 100% equity interest of Joymax Development (Cont'd)

An initial assessment of the total consideration paid/payable for the Joymax Acquisition and the allocation of such consideration to the fair value of the net assets acquired and goodwill are shown below.

	RMB'000
Purchase consideration:	
- Initial Consideration	23,010
- Present value of the Earn-out Considerations	181,389
- Direct costs relating to the Joymax Acquisition	742
Total purchase consideration	205,141
Fair value of net assets acquired - details shown below	(120,709)
Goodwill on initial assessment	84,432

In the opinion of the directors of the Company, the goodwill is attributable to the anticipated profitability of Joymax Group's operation and the anticipated future operating synergies.

The acquired net assets comprised the following assets and liabilities:

	Fair value RMB'000	Carrying amount RMB'000
Cash and cash equivalents	11,495	11,495
Accounts receivable	18,050	18,050
Prepayments, deposits and other receivables	6,534	6,534
Accounts payable	(10,077)	(10,077)
Other payables and accruals	(102)	(102)
Current income tax liabilities	(218)	(218)
Other tax liabilities	(439)	(439)
Fixed assets(Note 6)	450	450
Identified intangible assets (Note)	106,196	-
Net deferred tax liabilities (Note 23)	(11,180)	-
Net assets	120,709	25,693

Note: Identified intangible assets included license for wireless value-added service operations, media advertising database, customer database and non-compete agreement.

38 BUSINESS COMBINATIONS (Cont'd)

(a) Acquisition of 100% equity interest of Joymax Development (Cont'd)

After the above initial recognition, the Group re-assessed the estimation of Earn-out Considerations as at 31 December 2006 based on the 2006 operating result and the 2007 profit forecast of Beijing Emark and reduced the total purchase consideration and goodwill by RMB62,901,000 (Note 8) as follows:

	Total purchase consideration RMB'000	Goodwill RMB'000
Amounts based on the initial assessment	205,141	84,432
Reduction arising from the revision of the Earn-out Considerations	(62,901)	(62,901)
Amounts revised	142,240	21,531

	RMB'000
Purchase consideration settled in cash during 2006	59,526
Cash and cash equivalents in subsidiaries acquired	(11,495)
Net cash outflow on acquisition	48,031

(b) Acquisition of 100% equity interest in Wang Dian

On 25 October 2006, the Group acquired 100% equity interest in Wang Dian from its original owners. Wang Dian is a provider of mobile and telecommunications value-added services in the PRC. The Group has assigned its designees to legally own the equity interest in Wang Dian, and through the similar contractual arrangements (as described in Note 1) enacted among Wang Dian, the Group and the Group's designees, the Group controlled and is entitled to substantially all the operating profits and residual benefit generated by Wang Dian.

The acquired business contributed to the Group a revenue of RMB179,000 and incurred a net loss of RMB182,000 for the period from 25 October 2006 (date of acquisition) to 31 December 2006.

38 BUSINESS COMBINATIONS (Cont'd)

(b) Acquisition of 100% equity interest in Wang Dian (Cont'd)

An initial assessment of the total consideration and the allocation of such consideration to the fair value of the net assets acquired and goodwill are as follows:

	RMB'000
Purchase consideration:	
- Cash paid	7,587
- Included in other payables	763
Total purchase consideration	8,350
Fair value of net assets acquired	(5,424)
Goodwill	2,926

In the opinion of the directors of the Company, the goodwill is attributable to the anticipated profitability of Wang Dian's operation and the anticipated future operating synergies.

The acquired net assets comprised the following assets and liabilities:

	Fair value RMB'000	Carrying amount RMB'000
Cash and cash equivalents	542	542
Accounts receivable	485	485
Prepayments, deposits and other receivables	257	257
Accounts payable	(1,031)	(1,031)
Other payables and accruals	(106)	(106)
Other tax liabilities	(13)	(13)
Fixed assets (Note 6)	111	111
Identified intangible assets (Note)	7,730	-
Net deferred tax liabilities (Note 23)	(2,551)	-
Net assets	5,424	245

Note: The identified intangible assets include licenses for wireless value-added service operations and business relationship.

38 BUSINESS COMBINATIONS (Cont'd)

(b) Acquisition of 100% equity interest in Wang Dian (Cont'd)

	RMB'000
Purchase consideration settled in cash	7,587
Cash and cash equivalents in subsidiary acquired	(542)
Net cash outflow on acquisition	7,045

If the above two acquisitions had occurred on 1 January 2006, the Group revenue would have been RMB2,809,412,000; net profit would have been RMB1,058,426,000. These amounts have been calculated based on the Group's accounting policies and by adjusting the results of the acquired subsidiaries to reflect the additional amortisation that would have been charged assuming the fair value adjustments made to the identifiable intangible assets applied from 1 January 2006, together with the consequential tax effects.

39 RELATED PARTIES TRANSACTIONS

Except as disclosed in Note 29 (Directors' emoluments) and Note 19 (Share option) to the consolidated financial statements, the Group had no other material transactions with related parties for the year ended 31 December 2006.

40 COMPARATIVES

Certain comparative figures have been reclassified to conform to the presentation of the current year.

41 SUBSEQUENT EVENTS

(a) Acquisition of 100% equity interest in Beijing BIZCOM Technology Company Limited ("Beijing BIZCOM")

On 9 January 2007, the Group acquired 100% equity interest of Beijing BIZCOM at a consideration comprising RMB20,000,000 plus certain amount determined with reference to the book value of the net assets of Beijing BIZCOM as at the acquisition date. Beijing BIZCOM is a provider of mobile and telecommunications value-added services in the PRC. The Group is in the process of assessing the fair value of acquired identified assets and liabilities and not yet in a position to determine the final amounts.

41 SUBSEQUENT EVENTS (Cont'd)

(b) New enterprise income tax law

On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a unified income tax rate of 25% for most enterprises. The New Tax Law will be effective from 1 January 2008 and will have impact on the preferential tax policies available in special economic or high technology zones in which certain subsidiaries are located. As the implementation measures on the various transitional periods and rules for existing preferential tax policies have not yet been announced, the Group cannot reasonably estimate the financial impact on the New Tax Law at this stage.

Tencent 腾讯

Website 網址：www.tencent.com

Head Office
5th to 10th Floor, FIYTA Hi-tech Building, Gaoxinnanyi Avenue
Southern District of Hi-tech Park, Shenzhen, 518057, the PRC

總辦事處
深圳市高新科技園南區
高新南一道飛亞達高科技大廈5至10樓

Zipcode 郵編：518057
Telephone 電話：86-755-86013388
Facsimile 傳真：86-755-86013399

Hong Kong Office
Room 3002, 30/F., Far East Finance Centre
16 Harcourt Road, Hong Kong

香港辦事處
香港夏慤道16號
遠東金融中心30樓3002室

Telephone 電話：852-21795122
Facsimile 傳真：852-25290222

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT ON APPOINTMENT OF EXECUTIVE DIRECTOR

Tencent Holdings Limited announces the appointment of Mr Lau Chi Ping Martin as an Executive Director of the Company with effect from 21 March 2007.

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the appointment of Mr Lau Chi Ping Martin ("Mr Lau") as an Executive Director with effect from 21 March 2007.

Mr Lau, aged 33, was appointed as the President of the Company in February 2006 to assist Mr Ma Huateng, Chairman of the Board and Chief Executive Officer, in managing the day-to-day operation of the Company. In February 2005, he joined the Company as the Chief Strategy and Investment Officer of the Company, and was responsible for corporate strategies, investment, merger and acquisitions and investor relations. Prior to joining the Company, Mr Lau was an Executive Director at Goldman Sachs (Asia) L.L.C's investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. He has over 10 years' experience in IPO, merger and acquisitions and management consulting. Mr Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and a MBA from Kellogg Graduate School of Management, Northwestern University. Mr Lau has not held any directorships in any public listed companies during the past three years.

As at the date hereof, Mr Lau does not have any relationship with any directors, senior management or substantial shareholders or controlling shareholders of the Company for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and Mr Lau has personal interests in 7,473,600 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract executed by the Company with Mr Lau in respect of the aforesaid appointment. Pursuant to the Articles of Association of the Company, Mr Lau will hold office until the next annual general meeting of the Company after his appointment and will be eligible for re-election at such meeting. Mr Lau has entered into an employment contract with the Company for a term of 3 years commencing from 3 February 2005. The current annual base emolument of Mr Lau is USD360,000 and Mr Lau is entitled to an annual bonus based on the performance of the Company in an amount to be determined by the Remuneration Committee. Mr Lau is entitled to participate in all employee benefit plans, programs and arrangements of the Company.

Save as disclosed above, there is no further information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters concerning Mr Lau that needs to be brought to the attention of the shareholders of the Company in relation to his appointment.

The Board would like to take this opportunity to welcome Mr Lau to the Board.

By order of the Board
Ma Huateng
Chairman

21 March 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in The Standard.

RECEIVED

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2006. These results have been audited by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standards on Auditing. In addition, the results have also been reviewed by the Audit Committee of the Company, comprising a majority of independent non-executive directors of the Company.

RESULTS

The Group's audited profit after tax for the year ended 31 December 2006 was RMB1,063.8 million, an increase of 119.2% compared with the results for the year ended 31 December 2005. Basic and diluted earnings per share for the year ended 31 December 2006 were RMB0.603 and RMB0.585 respectively.

DIVIDEND

The Board has recommended the payment of a final dividend of HKD0.12 per share (2005: HKD0.08) for the year ended 31 December 2006, subject to the approval of the shareholders at the Annual General Meeting ("AGM") to be held on 16 May 2007. Such proposed dividend will be payable on 30 May 2007 to shareholders whose names appear on the register of members of the Company on 16 May 2007.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2006

	As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
ASSETS		
Non-current assets		
Fixed assets	**549,109**	365,047
Construction in progress	**14,462**	-
Leasehold land and land use rights	**10,018**	-
Intangible assets	**155,587**	21,432
Held-to-maturity investments	**-**	244,581
Deferred income tax assets	**130,522**	96,362
Available-for-sale financial assets	**56,440**	36,073
	916,138	763,495
Current assets		
Inventories	**2,466**	2,647
Accounts receivable	**399,337**	222,754
Prepayments, deposits and other receivables	**113,768**	32,570
Financial assets held for trading	**195,907**	383,887
Held-to-maturity investments	**234,261**	-
Term deposits with initial term of over three months	**944,375**	445,725
Cash and cash equivalents	**1,844,320**	1,576,044
	3,734,434	2,663,627
Total assets	**4,650,572**	3,427,122
EQUITY		
Shareholders' equity		
Share capital	**192**	192
Share premium	**1,459,020**	1,666,044
Share-based compensation reserve	**118,078**	40,109
Other reserves	**80,925**	66,609
Retained earnings	**2,059,541**	1,155,459
	3,717,756	2,928,413

	As at 31 December	
	2006	2005
	RMB'000	*RMB'000*
LIABILITIES		
Non-current liabilities		
Deferred income tax liabilities	**16,821**	810
Long term payable	**48,148**	-
	64,969	810
Current liabilities		
Accounts payable	**38,934**	25,555
Other payables and accruals	**444,387**	196,187
Current income tax liabilities	**47,472**	28,766
Other tax liabilities	**17,715**	13,256
Deferred revenue	**319,339**	234,135
	867,847	497,899
Total liabilities	**932,816**	498,709
Total equity and liabilities	**4,650,572**	3,427,122
Net current assets	**2,866,587**	2,165,728
Total assets less current liabilities	**3,782,725**	2,929,223

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	Year ended 31 December 2006 *RMB'000*	2005 *RMB'000*
Revenues			
Internet value-added services		**1,825,343**	786,680
Mobile and telecommunications value-added services		**700,114**	517,265
Online advertising		**266,684**	112,826
Others		**8,300**	9,624
	2	**2,800,441**	1,426,395
Cost of revenues	5	**(817,062)**	(469,869)
Gross profit	2	**1,983,379**	956,526
Other gains, net	4	**83,195**	73,145
Selling and marketing expenses	5	**(293,247)**	(197,627)
General and administrative expenses	5	**(610,022)**	(347,685)
Operating profit	*	**1,163,305**	484,359
Finance costs, net	**	**(46,534)**	(47,304)
Profit before income tax		**1,116,771**	437,055
Income tax (expenses)/benefit	6	**(52,971)**	48,307
Profit for the year		**1,063,800**	485,362
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)			
- basic	7	**0.603**	0.274
- diluted	7	**0.585**	0.267

* After deduction of share-based compensation charge amounting to RMB77,736,000 for the year ended 31 December 2006 (2005: RMB34,526,000).

** Included foreign exchange loss of RMB41,149,000 for the year ended 31December 2006 (2005: RMB47,304,000).

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

	Share capital *RMB'000*	Share premium *RMB'000*	Share-based compensation reserve *RMB'000*	Capital reserve *RMB'000*	Statutory reserves *RMB'000*	Retained earnings *RMB'000*	Total *RMB'000*
Balance at 1 January 2005	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
Profit for the year	-	-	-	-	-	485,362	485,362
Employees share option scheme:							
- value of employee services	-	-	34,526	-	-	-	34,526
- proceeds from shares issued	1	11,408	-	-	-	-	11,409
Repurchase and cancellation of shares	(1)	(123,085)	-	-	-	-	(123,086)
Profit appropriations to statutory reserves	-	-	-	-	14,167	(14,167)	-
Dividend relating to 2004	-	-	-	-	-	(132,036)	(132,036)
Balance at 31 December 2005	192	1,666,044	40,109	20,000	46,609	1,155,459	2,928,413
Balance at 1 January 2006	**192**	**1,666,044**	**40,109**	**20,000**	**46,609**	**1,155,459**	**2,928,413**
Profit for the year	-	-	-	-	-	**1,063,800**	**1,063,800**
Employees share option scheme:							
- value of employee services	-	-	**77,969**	-	-	-	**77,969**
- proceeds from shares issued	**2**	**34,052**	-	-	-	-	**34,054**
Repurchase and cancellation of shares	**(2)**	**(241,076)**	-	-	-	-	**(241,078)**
Profit appropriations to statutory reserves	-	-	-	-	**14,316**	**(14,316)**	-
Dividend relating to 2005	-	-	-	-	-	**(145,402)**	**(145,402)**
Balance at 31 December 2006	**192**	**1,459,020**	**118,078**	**20,000**	**60,925**	**2,059,541**	**3,717,756**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006

	Year ended 31 December	
	2006	2005
	RMB'000	*RMB'000*
Cash flows from operating activities	**1,507,458**	993,506
Cash flows from investing activities	**(862,729)**	(10,551)
Cash flows from financing activities	**(352,426)**	(247,039)
Net increase in cash and cash equivalents	**292,303**	735,916
Cash and cash equivalents at beginning of the year	**1,576,044**	859,841
Exchange losses on cash and cash equivalents	**(24,027)**	(19,713)
Cash and cash equivalents at end of the year	**1,844,320**	1,576,044

Note

1 **General information, basis of preparation and presentation**

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Company and its subsidiaries (collectively, the "Group") are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets held for trading.

Assessment and adoption of revised/new IFRS, interpretations and amendments effective in 2006

The following new standards, amendments and interpretations to existing standards have been published and are mandatory for the financial year ended 31 December 2006.

IAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	The Fair Value Option
IAS 39 and IFRS 4 (Amendment)	Financial Guarantee Contracts
IFRIC 4	Determining whether an Arrangement Contains a Lease

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

- IAS 19 (Amendment), IAS 39 (Amendment) - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, IAS 39 and IFRS 4 (Amendment) - Financial Guarantee Contracts, are not relevant to the Group's operations.

- IAS 21 (Amendment) did not have a significant impact on the Group's financial statements.

- IAS 39 (Amendment) - The Fair Value Option and IFRIC 4 did not result in substantial changes to the Group's accounting policies.

2 **Segment information**

Business segment is the Group's primary basis of segment reporting. The business segment results and other segment items of the Group for the years ended 31 December 2006 and 2005 are presented as follows:

Year ended 31 December 2006	**Internet value-added services** *RMB'000*	**Mobile and telecommunications value-added services** *RMB'000*	**Online advertising** *RMB'000*	**Others** *RMB'000*	**Total** *RMB'000*
Revenues	1,825,343	700,114	266,684	8,300	2,800,441
Gross profit/(loss)	1,399,152	427,556	172,744	(16,073)	1,983,379
Other gains, net					83,195
Selling and marketing expenses					(293,247)
General and administrative expenses					(610,022)
Operating profit					1,163,305
Finance costs, net					(46,534)
Profit before income tax					1,116,771
Income tax expenses					(52,971)
Profit for the year					1,063,800
Segment assets	439,138	120,155	104,861	12,937	677,091
Unallocated assets					3,973,481
Total assets					4,650,572
Segment liabilities	408,558	34,770	46,149	6,067	495,544
Unallocated liabilities					437,272
Total liabilities					932,816

Year ended 31 December 2006	Internet value-added services *RMB'000*	Mobile and telecommunications value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Other segment items					
Capital expenditure	119,657	162,682	7,287	5,757	295,383
Unallocated capital expenditure					182,738
Total capital expenditure					478,121
Depreciation	42,287	8,584	2,663	2,075	55,609
Unallocated depreciation					50,807
Total depreciation					106,416
Amortisation	-	20,223	-	-	20,223
Unallocated amortisation					7,911
Total amortisation					28,134

Year ended 31 December 2005	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	786,680	517,265	112,826	9,624	1,426,395
Gross profit/(loss)	555,200	328,001	78,065	(4,740)	956,526
Other gains, net					73,145
Selling and marketing expenses					(197,627)
General and administrative expenses					(347,685)
Profit from operations					484,359
Finance costs, net					(47,304)
Profit before income tax					437,055
Income tax benefit					48,307
Profit for the year					485,362
Segment assets	262,311	105,796	22,759	5,450	396,316
Unallocated assets					3,030,806
Total assets					3,427,122
Segment liabilities	281,883	24,412	11,004	3,556	320,855
Unallocated liabilities					177,854
Total liabilities					498,709
Other segment items					
Capital expenditure	90,170	22,322	3,507	3,504	119,503
Unallocated capital expenditure					182,485
Total capital expenditure					301,988
Depreciation	20,848	5,894	936	909	28,587
Unallocated depreciation					26,390
Total depreciation					54,977
Amortisation	-	-	-	-	-
Unallocated amortisation					2,343
Total amortisation					2,343

3 **Share option**

(a) *Share option schemes*

The Company has adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants: Pre-IPO Share Option Scheme and Post-IPO Share Option Scheme.

The maximum number of shares in respect of which options may be granted under the Post-IPO Share Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Share Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the initial public offering.

(b) *Movements in share options*

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		**Post-IPO Option Scheme**		
	Average exercise price	**No. of options**	**Average exercise price**	**No. of options**	**Total no.of options**
At 1 January 2005	USD0.0849	50,406,917	HKD3.6650	6,300,961	56,707,878
Granted	-	-	HKD6.3772	48,209,268	48,209,268
Exercised	USD0.0661	(18,189,710)	HKD3.6650	(415,948)	(18,605,658)
Lapsed	USD0.2069	(642,850)	HKD4.6071	(2,800,635)	(3,443,485)
At 31 December 2005	USD0.0933	31,574,357	HKD6.1627	51,293,646	82,868,003
At 1 January 2006	**USD0.0933**	**31,574,357**	**HKD6.1627**	**51,293,646**	**82,868,003**
Granted	-	-	**HKD13.5351**	**18,433,600**	**18,433,600**
Exercised	**USD0.0799**	**(12,377,973)**	**HKD4.8948**	**(5,186,727)**	**(17,564,700)**
Lapsed	**USD0.1967**	**(189,420)**	**HKD5.2645**	**(2,177,744)**	**(2,367,164)**
At 31 December 2006	**USD0.1010**	**19,006,964**	**HKD8.4787**	**62,362,775**	**81,369,739**

During the year ended 31 December 2006, no share options were granted to the directors of the Company or any consultants (2005: Nil).

(c) *Outstanding share options*

Out of the 81,369,739 options outstanding as at 31 December 2006 (2005: 82,868,003 options), 21,697,357 options (2005: 23,278,348 options) were currently exercisable. Options exercised for the year ended 31 December 2006 resulted in 17,564,700 ordinary shares issued. The related weighted average price of share at the time of exercise was HKD15.2724 (equivalent to approximately RMB15.3442) per share.

4 **Other gains, net**

	2006	2005
	RMB'000	*RMB'000*
Interest income	**75,782**	45,355
Fair value gains on financial assets held for trading	**12,202**	17,308
Government subsidies	**15,231**	9,750
Donation to a charity fund (Note)	**(20,000)**	-
Others	**(20)**	732
	83,195	73,145

Note: During the year ended 31 December 2006, the Group made a donation to a charity fund established by the Group.

5 **Expenses by nature**

	2006	2005
	RMB'000	*RMB'000*
Employee benefits expenses (Note)	**584,789**	344,460
Mobile and telecommunication charges and bandwidth and server custody fees	**462,634**	279,699
Promotion and advertising expenses	**155,696**	91,066
Depreciation of fixed assets (Note)	**106,416**	54,977
Travelling and entertainment expenses	**66,990**	51,884
Amortisation of intangible assets	**27,946**	2,343
Operating lease rentals in respect of office buildings	**38,775**	23,143
Value-added tax paid upon transfer of software within the Group	**8,100**	1,500
Loss on disposals of fixed assets	**1,062**	108
Other expenses	**267,923**	166,001
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**1,720,331**	1,015,181

Note: Research and development expenses for the year ended 31 December 2006 were RMB297,320,000 (2005: RMB162,544,000) which included employee benefit expenses of RMB247,986,000 and depreciation of fixed assets of RMB40,216,000 (2005: RMB136,424,000 and RMB20,573,000) respectively.

The Group did not capitalise any research and development expenses for the year ended 31 December 2006 (2005: Nil).

6 **Income tax expenses**

(a) *Cayman Islands and British Virgin Islands Profits Tax*

The Group has not been subject to any taxation in these jurisdictions for the year ended 31 December 2006 (2005: Nil).

(b) *Hong Kong Profits Tax*

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended 31 December 2006 (2005: Nil).

(c) *PRC Enterprise Income Tax ("EIT")*

EIT is provided on the assessable income of entities within the Group incorporated in the PRC, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

The EIT tax rates applicable to these companies for the year ended 31 December 2006 range from 0% to 15% except Nanjing Wang Dian Technology Company Limited, a newly acquired subsidiary in 2006, which is subject to EIT at a rate of 33%.

The income tax charges/(credits) of the Group for the year ended 31 December 2006 and 2005 are analysed as follows:

	2006	2005
	RMB'000	*RMB'000*
PRC current tax	**84,851**	47,245
Deferred income taxes	**(31,880)**	(95,552)
	52,971	(48,307)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	2006	2005
	RMB'000	*RMB'000*
Profit before income tax	**1,116,771**	437,055
Tax calculated at a tax rate of 15% (2005: 15%)	**167,516**	65,558
Effect of different tax rates available to different companies of the Group	**22,878**	7,363
Effects of tax holiday on assessable profits of subsidiaries incorporated in the PRC	**(152,591)**	(38,021)
Expenses not deductible for tax purposes	**14,877**	9,463
Unrecognised tax losses	**291**	2,728
Utilisation of previously unrecognised tax assets/ deferred tax assets not recognised	**-**	(6,760)
Recognition of previously unrecognised deferred tax assets	**-**	(88,638)
Tax charge/(credit)	**52,971**	(48,307)

7 Earnings per share

(a) *Basic*

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2005
	RMB'000	*RMB'000*
Profit attributable to the equity holders of the Company for the year	**1,063,800**	485,362
Weighted average number of ordinary shares in issue (thousands)	**1,764,337**	1,772,495
Basic earnings per share (EPS) (RMB per share)	**0.603**	0.274

(b) *Diluted*

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	2006	2005
	RMB'000	*RMB'000*
Profit attributable to the equity holders of the Company for the year	**1,063,800**	485,362
Weighted average number of ordinary shares in issue (thousands)	**1,764,337**	1,772,495
Adjustments for share options (thousands)	**54,198**	46,482
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousands)	**1,818,535**	1,818,977
Diluted EPS (RMB per share)	**0.585**	0.267

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 December 2006	For the 15-day period ended 30 September 2006	**Percentage change**
	(in millions)		
Registered IM user accounts (at end of period)	**580.5**	572.3	1.4%
Active user accounts (at end of period)	**232.6**	221.4	5.1%
Peak simultaneous online user accounts (for the quarter)	**24.5**	22.1	10.9%
Average daily user hours	**340.3**	301.6	12.8%
Average daily messages[1]	**3,052.5**	2,928.6	4.2%
Fee-based Internet value-added services registered subscriptions (at end of period)	**12.5**	13.7	(8.8)%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[2]	**9.9**	10.1	(2.0)%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform generally showed healthy growth in the fourth quarter of 2006, with registered IM user accounts, peak simultaneous online user accounts, average daily user hours and average daily messages all showing increases. The seasonal impact of year-end holidays also contributed to the increased usage by our users. We continued to implement the measures that we began in early 2006 to enhance account security, reduce account theft and reduce unauthenticated usage of stolen accounts, through means such as QQ Security Doctor, an anti-Trojan and anti-virus software. As a result, the number of both "spam" advertising messages and complaints of stolen accounts decreased throughout 2006. In order to reduce the effect of these measures on normal usage, we have refined restrictions on registration to prevent authentic applications from being rejected. Certain measures, however, such as increased levels of authentication before services and products may be used and restrictions on giving virtual items to third persons as gifts negatively impacted our revenues. Although these measures reduced our active user accounts and affected monetization on our platforms, we believe the measures will be conducive to the healthy growth of our IM platform in the future.

The decrease in fee-based Internet value-added services registered subscriptions reflects the fact that subscriptions for fee-based entertainment-related services in the third quarter are often positively affected by summer school holidays. Fee-based mobile and telecommunications value-added services registered subscriptions decreased at year end as we implemented a "clean-up" of delinquent customer accounts. Both fee-based Internet value-added services registered subscriptions and fee-based mobile and telecommunications value-added services registered subscriptions were also negatively affected as we accelerated the cancellation of delinquent customer accounts starting in the fourth quarter of 2006.

FINANCIAL PERFORMANCE HIGHLIGHTS

Fourth Quarter of 2006

Our unaudited consolidated revenues for the fourth quarter of 2006 were RMB713.2 million, an increase of 66.1% over the same period in 2005 and a decrease of 3.2% from the third quarter of 2006.

Revenues from our Internet value-added services for the fourth quarter of 2006 were RMB436.5 million, an increase of 65.9% over the same period in 2005 and a decrease of 10.9% from the third quarter of 2006.

Revenues from our mobile and telecommunications value-added services for the fourth quarter of 2006 were RMB193.1 million, an increase of 54.0% over the same period in 2005 and an increase of 16.8% from the third quarter of 2006.

Revenues from online advertising for the fourth quarter of 2006 were RMB81.5 million, an increase of 116.4% over the same period in 2005 and an increase of 1.4% from the third quarter of 2006.

Cost of revenues for the fourth quarter of 2006 were RMB233.7 million, an increase of 66.7% over the same period in 2005 and an increase of 12.0% from the third quarter of 2006.

Other gains, net for the fourth quarter of 2006 were RMB18.4 million, a decrease of 39.0% over the same period in 2005 and a decrease of 16.3% from the third quarter of 2006.

Selling and marketing expenses for the fourth quarter of 2006 were RMB73.4 million, an increase of 18.4% over the same period in 2005 and an increase of 12.6% from the third quarter of 2006.

General and administrative expenses for the fourth quarter of 2006 were RMB180.2 million, an increase of 60.4% over the same period in 2005 and an increase of 14.4% from the third quarter of 2006.

Operating profit for the fourth quarter of 2006 was RMB244.2 million, representing an increase of 68.5% over the same period in 2005 and a decrease of 25.4% quarter on quarter. As a percentage of revenues, operating profit accounted for 34.2% for the fourth quarter of 2006, compared to 33.8% for the same period of 2005 and 44.4% for the third quarter of 2006.

Profit for the fourth quarter of 2006 was RMB263.6 million, representing an increase of 113.1% over the same period in 2005 and a decrease of 6.7% from the third quarter of 2006. As a percentage of revenues, profit for the period accounted for 37.0% for the fourth quarter of 2006, compared to 28.8% for the same period of 2005 and 38.3% for the third quarter of 2006.

Year Ended 31 December 2006

Our consolidated revenues for the year ended 31 December 2006 were RMB2,800.4 million, an increase of 96.3% from the year ended 31 December 2005.

Revenues from our Internet value-added services for the year ended 31 December 2006 were RMB1,825.3 million, an increase of 132.0% from the year ended 31 December 2005.

Revenues from our mobile and telecommunications value-added services for the year ended 31 December 2006 were RMB700.1 million, an increase of 35.3% from the year ended 31 December 2005.

Revenues from online advertising for the year ended 31 December 2006 were RMB266.7 million, an increase of 136.4% from the year ended 31 December 2005.

Cost of revenues for the year ended 31 December 2006 were RMB817.1 million, an increase of 73.9% from the year ended 31 December 2005.

Other gains, net for the year ended 31 December 2006 were RMB83.2 million, an increase of 13.7% from the year ended 31 December 2005.

Selling and marketing expenses for the year ended 31 December 2006 were RMB293.2 million, an increase of 48.4% from the year ended 31 December 2005.

General and administrative expenses for the year ended 31 December 2006 were RMB610.0 million, an increase of 75.5% from the year ended 31 December 2005.

Operating profit for the year ended 31 December 2006 was RMB1,163.3 million, representing an increase of 140.2% over the year ended 31 December 2005. As a percentage of revenues, operating profit accounted for 41.5% for the year ended 31 December 2006, compared to 34.0% for the year ended 31 December 2005.

Profit for the year ended 31 December 2006 was RMB1,063.8 million, representing an increase of 119.2% from the year ended 31 December 2005. As a percentage of revenues, profit for the period accounted for 38.0% for the year ended 31 December 2006, compared to 34.0% for the year ended 31 December 2005.

Fourth Quarter of 2006 Compared to Third Quarter of 2006

The following table sets forth the comparative figures for the fourth quarter of 2006 and the third quarter of 2006:

	Unaudited Three months ended	
	31 December 2006	30 September 2006
	(RMB in thousands)	
Revenues	**713,225**	736,930
Cost of revenues	**(233,697)**	(208,637)
Gross profit	**479,528**	528,293
Other gains, net	**18,360**	21,942
Selling and marketing expenses	**(73,430)**	(65,231)
General and administrative expenses	**(180,229)**	(157,546)
Operating profit	**244,229**	327,458
Finance costs, net	**(14,206)**	(15,696)
Profit before income tax	**230,023**	311,762
Income tax benefit/(expenses)	**33,600**	(29,174)
Profit for the period	**263,623**	282,588

Revenues. Revenues decreased by 3.2% to RMB713.2 million for the fourth quarter of 2006 from RMB736.9 million for the third quarter of 2006. The following table sets forth our revenues by line of business for the fourth quarter of 2006 and the third quarter of 2006:

	Three months ended			
	31 December 2006		30 September 2006	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**436,527**	**61.2%**	490,018	66.5%
Mobile and telecommunications value-added services	**193,075**	**27.1%**	165,258	22.4%
Online advertising	**81,525**	**11.4%**	80,417	10.9%
Others	**2,098**	**0.3%**	1,237	0.2%
Total revenues	**713,225**	**100.0%**	736,930	100.0%

Revenues from our Internet value-added services decreased by 10.9% to RMB436.5 million for the fourth quarter of 2006 from RMB490.0 million for the third quarter of 2006. Revenues from our online entertainment-related value-added services, such as our online identity and community business and online games, decreased due to seasonal factors as the impact of the school summer holidays that affected the third quarter did not continue in the fourth quarter. A special one-time event, a vote for "Super Girls" using our QQ and QQ Live platforms in partnership with Hunan Satellite TV, also contributed to the higher third quarter results. In addition, we implemented measures to enhance the security of users' virtual items, which particularly affected revenues from QQ Show and QQ Game in the fourth quarter. We also implemented a system upgrade with respect to QQ Game to improve system performance and user experience, and to provide more effective support for in-game avatars and in-game advertising, which affected certain monetization of the game portal in the fourth quarter. The decrease was somewhat offset by growth in revenues from Premium QQ.

Revenues from our mobile and telecommunications value-added services increased by 16.8% to RMB193.1 million for the fourth quarter of 2006 from RMB165.3 million for the third quarter of 2006. This increase reflected increases in revenues from our communication-based SMS, mobile voice value-added services and 2.5G services. China Mobile had implemented policy changes for wireless value-added services on its Monternet platform in the third quarter, involving giving new subscribers free one-month trial periods and reminding subscribers of fees and cancellation procedures, which had a negative effect on our revenues. In September and continuing in the fourth quarter, China Mobile discontinued its one-month trial period policy for SMS services. The discontinuing of such policy by China Mobile had a positive impact on our revenues and allowed us to offer enhanced services and products by increasing our promotional activity during the fourth quarter. The increase in revenues was partially offset by decreased revenues from content-based SMS services. In December, we entered into a partnership with China Mobile to develop a platform tentatively named "Fetion QQ" that will enable interconnection between China Mobile's Fetion handset users and our QQ subscribers, which is expected to be introduced in the middle of 2007.

Revenues from online advertising increased by 1.4% to RMB81.5 million for the fourth quarter of 2006 from RMB80.4 million for the third quarter of 2006. We were able to achieve growth in online advertising in the fourth quarter compared to a seasonally strong third quarter. The increase was mainly attributable to increased in-game advertising revenues. The increase was partially offset by a decrease in advertising revenues from our web portal due to seasonal factors.

Cost of revenues. Cost of revenues increased by 12.0% to RMB233.7 million for the fourth quarter of 2006 from RMB208.6 million for the third quarter of 2006. The increase principally reflected increased telecommunications operators' revenue share, bandwidth and server custody fees, sharing and subscription costs and staff costs as usage of our services increased and as we continued to build our business. As a percentage of revenues, cost of revenues increased to 32.8% for the fourth quarter of 2006 from 28.3% for the third quarter of 2006, as our revenue decreased and as revenues from our mobile and telecommunication services that generally have lower gross profit margins constituted a higher portion of our revenues. The following table sets forth our cost of revenues by line of business for the fourth quarter of 2006 and the third quarter of 2006:

	Three months ended			
	31 December 2006		30 September 2006	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**116,531**	**26.7%**	109,168	22.3%
Mobile and telecommunications value-added services	**81,513**	**42.2%**	65,830	39.8%
Online advertising	**28,737**	**35.2%**	26,841	33.4%
Others	**6,916**	**329.6%**	6,798	549.6%
Total cost of revenues	**233,697**		208,637	

Cost of revenues for our Internet value-added services increased by 6.7% to RMB116.5 million for the fourth quarter of 2006 from RMB109.2 million for the third quarter of 2006. The increase reflected higher expenses associated with our bandwidth capacity and servers as usage increased and as we supported more bandwidth intensive services, such as Qzone. Sharing costs also increased as we paid greater amounts of licensing fees due to increased revenue from our licensed game R2Beat.

Cost of revenues for our mobile and telecommunications value-added services increased by 23.8% to RMB81.5 million for the fourth quarter of 2006 from RMB65.8 million for the third quarter of 2006. The increase reflected increased telecommunications operators' revenue share, mainly corresponding to the increased business volume of our mobile and telecommunications value-added services, and increased sharing and subscription costs relating to our content services.

Cost of revenues for our online advertising increased by 7.1% to RMB28.7 million for the fourth quarter of 2006 from RMB26.8 million for the third quarter of 2006. The increase mainly reflected higher expenses associated with our bandwidth capacity and servers as the scale of our advertising business grew, and, in particular, as we introduced new advertisements on our QQ Live platform during the quarter that resulted in greater broadband use.

Other gains, net. Other gains during the reported periods reflected primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. Financial subsidies received from the government, often at the end or start of the year, are also reflected in other gains. We recorded other gains of RMB18.4 million for the fourth quarter of 2006 compared to RMB21.9 million for the third quarter of 2006. The decrease mainly reflected a donation of RMB20.0 million to the Tencent Charity Fund. We formed the Tencent Charity Fund in the fourth quarter to support charitable initiatives in China. We believe that, as a good corporate citizen, we should contribute to the development of a better society in China. In addition, we want to encourage our employees to participate in charity and volunteer work and build a strong and constructive corporate culture. We are committed to supporting the Tencent Charity Fund through additional donations and by encouraging our employees to participate actively in the future. The decrease was mostly offset by increased interest income from our interest-earning financial assets and higher financial subsidies from the local government, mainly related to the promotion of high-tech research and new software products. In the fourth quarter of 2006, we received subsidies of RMB15.2 million, compared to no subsidy received in the third quarter.

Selling and marketing expenses. Selling and marketing expenses increased by 12.6% to RMB73.4 million for the fourth quarter of 2006 from RMB65.2 million for the third quarter of 2006. The increase reflected our increased efforts to promote our mobile value-added services and products after China Mobile relaxed its policy of giving new subscribers free one-month trial periods for SMS services which had negatively impacted our mobile and telecommunications value-added services in the third quarter of 2006. In addition, we have been focused on improving our advertising sales capability by enhancing our training program and hiring high caliber professionals. We have also stepped up our selling efforts by developing advertising agency channels and increasing our promotions to new customers. Greater expenses incurred in connection with branding on our portal also contributed to the increase in selling and marketing expenses. As a percentage of revenues, selling and marketing expenses increased to 10.3% in the fourth quarter of 2006 from 8.9% in the third quarter of 2006.

General and administrative expenses. General and administrative expenses increased by 14.4% to RMB180.2 million for the fourth quarter of 2006 from RMB157.5 million for the third quarter of 2006. The increase was partly due to the continuing expansion of our strategic research and development staff as we focused on developing and enhancing our various products and services, including IM functionalities, online games and web portals. Expenses relating to our office lease also increased for our planned business expansion. In addition, the net value-added tax relating to the sale of software among group companies, which we paid in the fourth quarter but not in the third quarter, contributed to higher general and administrative expenses. As a percentage of revenues, general and administrative expenses increased to 25.3% in the fourth quarter of 2006 from 21.4% in the third quarter of 2006.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of Joymax Development Ltd. and its subsidiaries (the "Joymax Group"), which we acquired in January 2006. We recorded finance costs of RMB14.2 million for the fourth quarter of 2006 compared to RMB15.7 million for the third quarter of 2006. The decrease in finance costs recorded was mainly due to the adjustments made with respect to the purchase price payable relating to the acquisition of the Joymax Group. Under the terms of the acquisition agreement, we undertook to pay a portion of the purchase price under an "earn-out" arrangement based on the Joymax Group's future profit for 2006 and 2007. As a result of reassessment of current and estimated future profits, the estimated purchase price was adjusted downwards and, therefore, a reversal of interest expense with respect to the discounting of estimated purchase price was recorded. A significant portion of our cash and investments, consisting primarily of the proceeds from our initial public offering in 2004, are subject to the risk of the appreciation of Renminbi. We recorded foreign exchange loss of RMB14.2 million in the fourth quarter of 2006 and RMB13.7 million in the third quarter of 2006.

Income tax benefit/(expenses). We recorded an income tax benefit of RMB33.6 million for the fourth quarter of 2006 compared to income tax expenses of RMB29.2 million for the third quarter of 2006. The net tax credit mainly related to the recognition of deferred tax assets of RMB53.6 million in the fourth quarter of 2006 relating to sales of self-developed software and technologies among our group companies.

Profit for the period. As a result of the factors discussed above, profit for the period decreased by 6.7% to RMB263.6 million for the fourth quarter of 2006 from RMB282.6 million for the third quarter of 2006. Net margin was 37.0% for the fourth quarter of 2006 compared to 38.3% for the third quarter of 2006.

Year Ended 31 December 2006

The following table sets forth the comparative figures for the year ended 31 December 2006 and the year ended 31 December 2005:

	Audited Year ended 31 December	
	2006	2005
	(RMB in thousands)	
Revenues	**2,800,441**	1,426,395
Cost of revenues	**(817,062)**	(469,869)
Gross profit	**1,983,379**	956,526
Other gains, net	**83,195**	73,145
Selling and marketing expenses	**(293,247)**	(197,627)
General and administrative expenses	**(610,022)**	(347,685)
Operating profit	**1,163,305**	484,359
Finance costs, net	**(46,534)**	(47,304)
Profit before income tax	**1,116,771**	437,055
Income tax (expenses)/benefit	**(52,971)**	48,307
Profit for the period	**1,063,800**	485,362

Revenues. Revenues increased by 96.3% to RMB2,800.4 million for the year ended 31 December 2006 from RMB1,426.4 million for the year ended 31 December 2005. The following table sets forth our revenues by line of business for the year ended 31 December 2006 and the year ended 31 December 2005:

	Year ended 31 December			
	2006		2005	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**1,825,343**	**65.2%**	786,680	55.1%
Mobile and telecommunications value-added services	**700,114**	**25.0%**	517,265	36.3%
Online advertising	**266,684**	**9.5%**	112,826	7.9%
Others	**8,300**	**0.3%**	9,624	0.7%
Total revenues	**2,800,441**	**100.0%**	1,426,395	100.0%

Revenues from our Internet value-added services increased by 132.0% to RMB1,825.3 million for the year ended 31 December 2006 from RMB786.7 million for the year ended 31 December 2005. Revenues from our various online games and our online identity and community services increased as we continued to enhance our existing services such as our QQ game portal and QQ Show and built on the success of relatively new products such as QQ Fantasy, QQ Pet and Qzone. Revenues from Premium QQ also grew as we bundled other value-added services, including QQ Magic, E-cards, self-defined personal icons and QQ Ring into its service package in the second quarter of 2006.

Revenues from our mobile and telecommunications value-added services increased by 35.3% to RMB700.1 million for the year ended 31 December 2006 from RMB517.3 million for the year ended 31 December 2005. This increase mainly reflected an increase in revenues from our content-based SMS provided by the Joymax Group, which we acquired in January 2006, and from our mobile voice value-added services and 2.5G services as we increased promotion for WAP and IVR. The increase was partially offset by the negative impact on revenues of the policy changes for wireless value-added services on China Mobile's Monternet platform, including giving new subscribers free one-month trial periods and reminding subscribers of fees and cancellation procedures.

Revenues from online advertising increased by 136.4% to RMB266.7 million for the year ended 31 December 2006 from RMB112.8 million for the year ended 31 December 2005. The increase reflected our growing customer base and the growth in reach of and traffic on our online advertising platforms. In addition, we have been focusing on improving our advertising sales capability by enhancing our training program and hiring high caliber professionals. We have also stepped up our selling efforts by developing advertising agency channels and increasing our promotions to new customers.

Cost of revenues. Cost of revenues increased by 73.9% to RMB817.1 million for the year ended 31 December 2006 from RMB469.9 million for the year ended 31 December 2005. The increase principally reflected higher amounts of telecommunications operators' revenue share, increased bandwidth and server custody fees as we supported more bandwidth intensive services, increased sharing costs due to increases in revenues and enrichment of content and increased staff costs as we increased the number of employees to support our various services and products. As a percentage of revenues, cost of revenues decreased to 29.2% for 2006 from 32.9% for 2005. The following table sets forth our cost of revenues by line of business for the year ended 31 December 2006 and the year ended 31 December 2005:

	Year ended 31 December			
	2006		2005	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**426,191**	**23.3%**	231,480	29.4%
Mobile and telecommunications value-added services	**272,558**	**38.9%**	189,264	36.6%
Online advertising	**93,940**	**35.2%**	34,761	30.8%
Others	**24,373**	**293.7%**	14,364	149.3%
Total cost of revenues	**817,062**		469,869	

Cost of revenues for our Internet value-added services increased by 84.1% to RMB426.2 million for the year ended 31 December 2006 from RMB231.5 million for the year ended 31 December 2005. The increase mainly reflected higher expenses incurred to support more bandwidth intensive services, such as QQ Pet, Qzone and online games, increased telecommunications operators' revenue share, increased staff costs and increased hardware and equipment-related expenses to support our growing range of Internet value-added services. In addition, sharing and subscription costs associated with the offering of richer content services, such as our avatars, games and music, increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 44.0% to RMB272.6 million for the year ended 31 December 2006 from RMB189.3 million for the year ended 31 December 2005. The increase was mainly due to increased telecommunications operators' revenue share, an increase in sharing and subscription costs as we enriched our content in an increasingly competitive market and an increase in staff costs as we increased the number of employees to support our various services and products and in anticipation of the introduction of 3G services in China. In addition, increased telecommunications operators' revenue share and other costs relating to the services of Joymax Group, which we acquired in late January 2006, contributed to the increase.

Cost of revenues for our online advertising increased by 170.2% to RMB93.9 million for the year ended 31 December 2006 from RMB34.8 million for the year ended 31 December 2005. The increase mainly reflected the higher amount of sales commissions paid to advertising agencies as the volume of our advertising contracts grew and as we increased our usage of advertising agencies to help develop business volume. In addition, we continued to incur increased bandwidth and server custody fees.

Other gains, net. We recorded other gains of RMB83.2 million for the year ended 31 December 2006 compared to RMB73.1 million for the year ended 31 December 2005. The increase mainly reflected additional interest income due to the increase in US dollar-denominated interest rates and higher financial subsidies from the local government, mainly related to the promotion of high-tech research and new software products. In the year ended 31 December 2006, we received subsidies of RMB15.2 million, compared to RMB9.8 million in the year ended 31 December 2005. The increase was partially offset by a donation of

RMB20.0 million to the Tencent Charity Fund. We formed the Tencent Charity Fund in the fourth quarter of 2006 to support charitable initiatives in China. We believe that, as a good corporate citizen, we should contribute to the development of a better society in China. In addition, we want to encourage our employees to participate in charity and volunteer work and build a strong and constructive corporate culture. We are committed to supporting the Tencent Charity Fund through additional donations and by encouraging our employees to participate actively in the future.

Selling and marketing expenses. Selling and marketing expenses increased by 48.4% to RMB293.2 million for the year ended 31 December 2006 from RMB197.6 million for the year ended 31 December 2005. The increase principally reflected increased promotional and advertising activities, mainly in connection with Joymax Group products. In addition, increased outsourcing expenses as we expanded our customer support activities and greater travel and entertainment costs as we continued marketing products and established new distribution channels contributed to the increase. As a percentage of revenues, selling and marketing expenses decreased to 10.5% in the year ended 31 December 2006 from 13.9% in the year ended 31 December 2005.

General and administrative expenses. General and administrative expenses increased by 75.5% to RMB610.0 million for the year ended 31 December 2006 from RMB347.7 million for the year ended 31 December 2005. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games, IM functionalities and web portals. Staff costs also increased as a result of a higher number of staff employed to support our business expansion, together with the increase in office expenses and office rental. In addition, amortization cost attributable to intangible assets acquired in the acquisition of the Joymax Group contributed to the increase. As a percentage of revenues, general and administrative expenses decreased to 21.8% in the year ended 31 December 2006 from 24.4% in the year ended 31 December 2005.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. We recorded finance costs of RMB46.5 million for the year ended 31 December 2006 compared to RMB47.3 million for the year ended 31 December 2005. The decrease in finance costs recorded was mainly due to the lower amount of foreign exchange losses relating to our U.S.-denominated cash and investments in connection with the appreciation of Renminbi, and was offset for the most part by interest expense arising from the discounting of purchase price payable relating to the acquisition of the Joymax Group in January 2006. A significant portion of our cash and investments, consisting primarily of the proceeds from our initial public offering in 2004, are subject to the risk of the appreciation of Renminbi. We recorded foreign exchange loss of RMB41.1 million in the year ended 31 December 2006 and RMB47.3 million in the year ended 31 December 2005.

Income tax benefit/(expenses). We recorded income tax expenses of RMB53.0 million for the year ended 31 December 2006 compared to an income tax benefit of RMB48.3 million for the year ended 31 December 2005. We had recognized deferred tax assets of RMB110.0 million in the year ended 31 December 2005, RMB88.6 million of which related to previously unrecognized deferred tax assets before 2005. We recognized deferred tax assets of RMB62.4 million in the year ended 31 December 2006.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 119.2% to RMB1,063.8 million for the year ended 31 December 2006 from RMB485.4 million for the year ended 31 December 2005. Net margin was 38.0% for the year ended 31 December 2006 compared to 34.0% for the year ended 31 December 2005.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2006 and 30 September 2006, we had the following major financial resources in the form of cash and investments:

	Audited 31 December 2006	Unaudited 30 September 2006
	(RMB in thousands)	
Cash and cash equivalents	**1,844,320**	1,640,880
Term deposits with initial term of over three months	**944,375**	897,963
Financial assets held for trading	**195,907**	215,857
Held-to-maturity investments	**234,261**	237,261
Total	**3,218,863**	2,991,961

A large portion of our financial resources represents non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. As there are no cost-effective hedges against the appreciation of Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 31 December 2006.

CAPITAL EXPENDITURES

In the year ended 31 December 2006, our capital expenditures consisted of additions to fixed assets, construction in progress, leasehold land and land use rights and intangible assets totalling RMB478.1 million. In the year ended 31 December 2005, our capital expenditures consisted of similar items totalling RMB302.0 million.

BUSINESS OUTLOOK

During 2006, the China Internet market continued to grow at a rapid pace. According to China Internet Network Information Center ("CNNIC"), China's Internet population grew by 23.4% in 2006 to reach 137 million. This growth rate was higher than the 18.1% registered in 2005. In particular, the number of broadband Internet users increased at a higher rate of 41.1% to reach 91 million, representing a broadband penetration of 66%. Broadband penetration is important as it allows the users to enjoy richer Internet services such as online games, video and other multimedia applications. Despite the strong growth, Internet penetration in China was only at 10.5%, a rate that is much lower than many other countries and that represents strong potential for future growth. We see both opportunities and challenges in this dynamic market. In 2006, we experienced a strong year of growth in our businesses, reaping the fruits of our investments in research and development as well as new products in 2005. On the other hand, we also faced intensifying competition as well as increase in "spam" messages and user account thefts in our IM service. In order to manage these challenges and to stay ahead in this market, we are committed to continue investing in research and development to enhance our existing products and launch new products. We are also determined to use every means to fight against spamming and user account theft. We believe our strategy of focusing on our users' experience and building sustainable franchises will pay off for us over the long run.

The fourth quarter of the year was a challenging quarter for us as we came off the strong summer holidays season in the third quarter, and as measures to enhance user account security negatively impacted our Internet value-added services. The first quarter of 2007 would present better seasonality for our Internet value-added services as a result of the Chinese New Year holidays and winter holidays for students. On the other hand, we expect our account security measures will continue in the foreseeable future.

In our core IM platform, enhancing user security remained our number one priority. During the quarter, we strengthened our dedicated team of account security staff who have been designing various mechanisms to detect and prevent account thefts. We had launched our QQ Security Doctor to allow our users to more easily detect and eliminate Trojan horses and viruses on their computers aimed to steal user account passwords. We have also put in various restrictions on transfer of virtual items such that virtual items in stolen accounts would not be easily transferred. Although some of the measures we took had negative impact on our revenues, particularly on item-based revenues, we are committed to continuing these measures to foster a safer environment for our users.

In our Internet value-added services, our online identities businesses, Qzone and QQ Pet were relatively flat as organic growth in the businesses evened out weak seasonality and account security measures. On the other hand, QQ show declined as it was partially hard-hit by weak seasonality and account security measures and as the product became mature. For 2007, we will continue to improve the speed and stability of Qzone, and develop more significant new features for QQ Pet and QQ Show.

With respect to online games, weak seasonality affected our revenues across the board. In addition, our mini casual game was negatively impacted by account security measures as certain restrictions were placed on the purchase and consumption of virtual items. We had also commissioned a system upgrade to our QQ Game which caused certain disruption to the monetization of the service. We expect such impacts would be somewhat alleviated in the future as the system upgrade progressed smoothly. Having said that, we will continue to maintain a relatively modest level of monetization in our mini casual game to provide a balanced environment for its large user base which we believe is an important franchise for our entire online game business. In MMOG, QQ Fantasy continued to face intense competition from increasing number of free-to-play games. To counter such pressure, we had been introducing more in-game activities and developing expansion packs. In addition, we are preparing for the launch of our light MMOG, QQ SanGuo, toward the summer season. Apart from QQ SanGuo, we currently have one internally developed and one licensed 3D MMOG scheduled for launch in 2008. In advanced casual game, R2Beat started to contribute more revenue as we increased the number of items for sale while QQ Tang declined as a result of weak seasonality. In the course of 2007, we will continue to roll out expansion packs for both R2Beat and QQ Tang. In addition, we are looking to launch one or more new games toward the second half of this year.

In our wireless business, our revenues benefited from the relaxation of the one-month free trial policy by China Mobile and achieved growth despite continued industry volatility. During the quarter, we entered into a cooperation memorandum with China Mobile to jointly develop a technical platform to implement interoperation between China Mobile's Fetion (mobile chat) handset users and our QQ users through the offering of "Fetion QQ". Our current service contracts on mobile chat services with China Mobile were also extended for another six months at which time Fetion QQ is expected to be launched. As we look forward, we expect the wireless industry to remain volatile and uncertain in the foreseeable future as regulatory scrutiny keeps increasing in response to consumer complaints. We are committed to strengthening our cooperation with operators and regulators, and continuing to improve the user experience for our services. In addition, we believe wireless Internet presents significant opportunity over the long run as more and more users access the Internet via their handsets. According to CNNIC, the number of users who access the Internet via handsets has reached 17 million by the end of 2006. We will focus on investing in wireless Internet technology and our wireless portal to position ourselves for such growth.

Our advertising business was relatively flat compared to a seasonally strong third quarter. We have continued to sign up new advertisers as traffic in our IM and portal platforms grew. In addition, we have placed a lot of emphasis on improving the foundation of our advertising business by professionalizing our advertising sales team and improving our advertising delivery technology. In 2007, we will focus on increasing the monetization of our QQ.com portal given it has already become the number one portal in China in terms of traffic since June 2006, according to Alexa.com. We will invest in branding campaigns for QQ.com to raise its profile and increase our purchase of strategic content to further improve its appeal for users. Although the first quarter of 2007 will be a weak season, we strive to grow our advertising business at a rate above industry average in the entire year of 2007.

OTHER INFORMATION

Employee and Remuneration Policies

As at 31 December 2006, the Group had 3,017 employees (2005: 2,274), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the year ended 31 December 2006 was RMB 585.6 million (2005: RMB344.5 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, the Company repurchased 18,357,000 shares on the Stock Exchange for an aggregate consideration of HKD232,141,000 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

		Purchase consideration per share		
Month of purchase in 2006	No. of shares purchased	Highest price paid HKD	Lowest price paid HKD	Aggregate consideration paid HKD
January	4,584,000	9.75	9.5	44,227,000
February	3,471,000	9.95	9.8	34,242,000
April	10,302,000	15.1	14.05	153,672,000
Total	18,357,000			232,141,000

From the time of our initial public offering through 31 December 2006, we had repurchased 32,623,000 of our ordinary shares for an aggregate amount of approximately HKD350,121,000 before expenses. Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

Closure of Register of Members

The register of members will be closed from Friday, 11 May 2007 to Wednesday, 16 May 2007 both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming AGM and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30p.m. on Thursday, 10 May 2007.

AUDIT COMMITTEE

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee has reviewed the Group's audited financial statements for the year ended 31 December 2006.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Save as disclosed in the 2005 annual report of the Company which was the position as at 31 December 2005, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the year ended 31 December 2006, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

PUBLICATION OF THE ANNUAL RESULTS, ANNUAL REPORT AND CORPORATE GOVERNANCE REPORT

All the financial and other related information of the Company required by the Listing Rules will be published on the website of each of the Stock Exchange and the Company (www.tencent.com) in due course.

APPRECIATION

The dedication of the staff of the Group is the most important ingredient of our success and its continuation is critical for the Group to meet the challenges and opportunities ahead. We would like to take this opportunity to record our most cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 21 March 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. The forward-looking statements may prove to be incorrect and may not be realized in future. Underlying the forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.

END